Filed pursuant to Rule 424(b)(5)

Registration No. 333-185926

CALCULATION OF REGISTRATION FEE

Class of securities registered	Amount to be registered(1)	Offering price per unit	Aggregate offering price	Registration fee(2)
Common units representing limited partner interests	23,000,000	$57.47	$1,321,810,000	$153,594.32

(1) Assumes that the underwriters’ over-allotment option to purchase an additional 3,000,000 of common units is exercised.

(2) The filing fee, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from Registration Statement File No. 333-185926 by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 7, 2013)

Tesoro Logistics LP

20,000,000 Common Units

Representing Limited Partner Interests

We are offering to sell 20,000,000 common units representing limited partner interests of Tesoro Logistics LP. Our common units are listed on the New York Stock Exchange under the symbol “TLLP.” On October 20, 2014, the last reported sale price of our common units on the New York Stock Exchange was $57.47 per unit.

Our general partner has informed us that its affiliate, Tesoro Corporation, is purchasing 8,700,191 common units in this offering for approximately $500.0 million. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner or its affiliates. The number of common units available for sale to the general public has been reduced to 11,299,809 common units, after subtracting the 8,700,191 common units that Tesoro is purchasing in this offering.

Investing in the common units involves risks. See “Risk Factors” beginning on page S-27 of this prospectus supplement and on page 2 of the accompanying prospectus and the other risk factors incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	Per Common Unit	Total
Public Offering Price	$57.47	$1,149,400,000
Underwriting Discount(1)	$2.01	$22,712,616
Proceeds to Tesoro Logistics LP (before expenses)(1)	$55.46	$1,126,687,384

(1)	Reflects the purchase by Tesoro Corporation of 8,700,191 of our common units in this offering for approximately $500.0 million. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner or its affiliates.

We have granted the underwriters a 30-day option, solely to cover over-allotments, if any, to purchase up to an additional 3,000,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 20,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus to which it relates. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about October 24, 2014 through the book-entry facilities of The Depositary Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays	Citigroup
Morgan Stanley	UBS Investment Bank	Wells Fargo Securities
Credit Suisse	J.P. Morgan	RBC Capital Markets

Co-Managers

Raymond James	Oppenheimer & Co.

ABN AMRO	MUFG	PNC Capital Markets LLC

The date of this prospectus supplement is October 20, 2014.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any free writing prospectus that we may provide to you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. You should assume that the information appearing in this prospectus supplement, the accompanying base prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus, and any free writing prospectus is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement, the accompanying base prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement or the accompanying base prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base prospectus. Please read “Incorporation of Certain Documents by Reference” in this prospectus supplement.

This prospectus does not offer to sell or solicit offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of Tesoro Logistics LP and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable laws and regulations.

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

CERTAIN DEFINITIONS

As used in this prospectus supplement, unless otherwise noted or the context otherwise requires:

•	“we,” “our,” “us,” “Tesoro Logistics,” “TLLP,” and the “Partnership” refer to Tesoro Logistics LP and its subsidiaries as a combined entity and, when used in a historical context prior to April 26, 2011, refer to Tesoro Logistics LP Predecessor, our predecessor for accounting purposes;

•	“general partner” and “TLGP” refer to Tesoro Logistics GP, LLC, the general partner of Tesoro Logistics LP;

•	“Operating Company” means Tesoro Logistics Operations, LLC, a wholly owned subsidiary of TLLP;

•	“TLLP Predecessor” or “our predecessor” refers to Tesoro Logistics LP Predecessor, the predecessor of Tesoro Logistics LP for accounting purposes;

•

“Predecessors” refers collectively to the historical results of TLLP Predecessor, each of the Los Angeles Terminal Assets, the Los Angeles Logistics Assets, the Martinez Terminal, the Long Beach Assets and the Anacortes Rail Facility prior to our acquisition of each as described under “Items 1. and 2. Business and Properties—Overview—2012 Acquisitions” and “Items 1. and 2.

Business and Properties—Overview—2013 Acquisitions,” respectively, in our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report”);

•	“Tesoro” refers to Tesoro Corporation and any of its subsidiaries, other than Tesoro Logistics LP, its subsidiaries and its general partner (Tesoro Corporation is a holding company and conducts all operations through its subsidiaries);

•	“TRMC” refers to Tesoro Refining & Marketing Company LLC, a subsidiary of Tesoro Corporation;

•	“TAC” refers to Tesoro Alaska Company LLC, a subsidiary of Tesoro Corporation;

•	“TLP” refers to Tesoro Logistics Pipelines LLC;

•	“2019 Senior Notes” collectively refers to our Senior Notes due 2019 that are being offered in the Senior Notes Offering;

•	“2022 Senior Notes” collectively refers to our Senior Notes due 2022 that are being offered in the Senior Notes Offering;

•	“August 2014 Refinancing Transaction” refers to the registered public offering on August 18, 2014 by TLLP of 2,100,000 common units at a public offering price of $67.47 per unit and the use of the net proceeds of $141.7 million therefrom to redeem $130.3 million aggregate principal amount of our 5.875% Senior Notes due 2020 on September 18, 2014;

•	“Existing Credit Agreement” refers to our existing revolving credit agreement, which, among other things, provides us with loan availability of $575.0 million;

•	“Haynesville Gathering System” refers to QEP Field Services’ gas gathering system located in northwest Louisiana and other related assets, which we are not acquiring in the QEP Field Services Acquisition;

•	“January 2013 Equity Offering” refers to the registered public offering on January 14, 2013 by TLLP of 9,775,000 common units, including 1,275,000 common units issued pursuant to the exercise of the underwriters’ over-allotment option on January 9, 2013, at a public offering price of $41.70 per unit;

•	“Los Angeles Logistics Assets” refers to two marine terminals, a marine storage facility, a products terminal, a petroleum coke handling and storage facility, crude oil and refined products pipelines and certain assets and properties related thereto acquired in the Los Angeles Logistics Assets Acquisition;

•	“Los Angeles Logistics Assets Acquisition” refers to our acquisition on December 6, 2013 from TRMC of the Los Angeles Logistics Assets pursuant to that Contribution, Conveyance and Assumption Agreement, dated as of November 18, 2013, between us, Tesoro, TRMC, Carson Cogeneration Company, TLGP and the Operating Company;

•	“Los Angeles Terminal Assets” refers to the six marketing terminals and storage facilities located in Southern California and certain assets and properties related thereto acquired in the Los Angeles Terminal Assets Acquisition;

•	“Los Angeles Terminal Assets Acquisition” refers to our acquisition on June 1, 2013 through TLGP of six marketing terminals and storage facilities located in Southern California and certain assets and properties related thereto;

•	“New Credit Agreement” refers to the amended and restated revolving credit agreement that we expect to enter into in connection with the QEP Field Services Acquisition, which, among other things, would amend and restate our Existing Credit Agreement and provide us with loan availability of $900.0 million;

•	“New Notes” refers collectively to our 2019 Senior Notes and our 2022 Senior Notes that are being offered in the Senior Notes Offering;

•	“Northwest Products System” refers to a regulated common carrier pipeline running from Salt Lake City, Utah to Spokane, Washington, a jet fuel pipeline to the Salt Lake City Airport and three refined products terminals in Boise and Pocatello, Idaho and Pasco, Washington;

•	“Northwest Products System Acquisition” refers to our acquisition on June 19, 2013 of the Northwest Products System from Chevron Pipe Line Company and the Northwest Terminalling Company;

•	“Pro Forma Balance Sheet Transactions” refers to the West Coast Logistics Assets Acquisition and the Transactions;

•	“Pro Forma Statement of Operations Transactions” refers to the Northwest Products System Acquisition, the January 2013 Equity Offering, the West Coast Logistics Assets Acquisition and the Transactions;

•	“QEP” refers to QEP Resources, Inc., a publicly traded natural gas and crude oil exploration and production company;

•	“QEP Field Services” refers to QEP Field Services Company, a wholly owned subsidiary of QEP, and its subsidiaries;

•	“QEP Field Services Acquisition” refers to our pending acquisition of all of the issued and outstanding membership interests of QEP Field Services, LLC, a wholly owned subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition, pursuant to the Membership Interest Purchase Agreement, dated as of October 19, 2014, by and between Tesoro Logistics LP and QEP Field Services;

•	“QEP Midstream” refers to QEP Midstream Partners, LP, a publicly traded master limited partnership engaged in natural gas and crude oil gathering, natural gas processing and natural gas liquids fractionation, in which QEP Field Services owns approximately 58% of the issued and outstanding partnership interests, and which interests will be included as part of the QEP Field Services Acquisition;

•	“QEPM Debt Payoff” refers to QEP Midstream refinancing all of its outstanding borrowings under its revolving credit facility and terminating its revolving credit facility prior to closing of the QEP Field Services Acquisition;

•	“QEPM GRP Acquisition” refers to the acquisition by QEP Midstream on July 1, 2014 of 40.0% of the outstanding membership interests of Green River Processing, LLC from QEP Field Services in exchange for consideration of $230.0 million, which was funded with borrowings under QEP Midstream’s revolving credit facility;

•	“Refinancing Transactions” collectively refers to (i) the offering of our 2019 Senior Notes in the Senior Notes Offering and the use of proceeds therefrom for the repayment of $243.0 million of indebtedness outstanding under our Existing Credit Agreement, which indebtedness was used to fund a portion of the acquisition price for the West Coast Logistics Assets Acquisition, and for general partnership purposes as described under “Use of Proceeds” and (ii) the August 2014 Refinancing Transaction;

•	“Senior Notes Offering” refers to our concurrent offering of $1.3 billion aggregate principal amount of New Notes that is being made by a separate offering memorandum and is not part of the offering to which this prospectus supplement relates;

•	“Transactions” collectively refers to (i) the QEP Field Services Acquisition and the QEPM Debt Payoff, (ii) the Refinancing Transactions and the use of the portion of the proceeds from our 2019 Senior Notes that was used for general partnership purposes to fund a portion of the purchase price of the QEP Field Services Acquisition, (iii) the offering of our 2022 Senior Notes and the use of proceeds therefrom to fund a portion of the purchase price of the QEP Field Services Acquisition, (iv) the entering into and borrowings of $346.0 million under the New Credit Agreement to fund a portion of the purchase price of the QEP Field Services Acquisition, (v) this offering, including the purchase by Tesoro of 8,700,191 of our common units in this offering for approximately $500.0 million, and the use of estimated proceeds of $1.1 billion therefrom to fund a portion of the purchase price of the QEP Field Services Acquisition, (vi) our general partner making a capital contribution to acquire general partner units to maintain its current 2% general partner interest in us and (vii) the payment of our estimated fees and expenses in connection with each of the foregoing;

•	“Vermillion Complex” refers to a gas processing facility located in Sweetwater County, Wyoming, known as the Vermillion Gas Processing Plant; QEP Field Services’ ownership interest in the Vermillion Complex is the subject of a right of first refusal with a third party in connection with the QEP Field Services Acquisition (the “Vermillion ROFR”);

•	“West Coast Logistics Assets” refers to a truck terminal and six storage tanks located in Nikiski, Alaska; a truck terminal, rail loading and unloading facility, and four storage tanks located at Tesoro’s refinery in Anacortes, Washington; a truck terminal and rail loading and unloading facility located at Tesoro’s refinery in Martinez, California; a refined products pipeline running outbound from TAC’s Nikiski Terminal; and certain related assets; and

•	“West Coast Logistics Assets Acquisition” refers to our two phase acquisition of the West Coast Logistics Assets pursuant to that Contribution, Conveyance and Assumption Agreement, dated as of June 23, 2014, between us, Tesoro, TRMC, TAC, TLGP, the Operating Company and TLP and related borrowings under our Existing Credit Agreement to fund a portion of the acquisition price and related issuance of equity to Tesoro to fund a portion of the acquisition price; the first phase of the acquisition, which included the terminal and storage assets, was completed on July 1, 2014; the second phase of the acquisition, which included all of Tesoro’s membership interests in Tesoro Alaska Pipeline Company LLC, a wholly owned subsidiary of Tesoro, that owns the refined products pipeline, was completed on September 30, 2014.

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NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial information of TLLP presented in or incorporated by reference into this prospectus supplement contains (i) the combined financial results of TLLP Predecessor as of and for the years ended December 31, 2009 and 2010 and for the period from January 1, 2011 through April 25, 2011 and (ii) the consolidated financial results of TLLP for the period from April 26, 2011 (the date TLLP commenced operations) through December 31, 2011, as of December 31, 2011, as of and for the years ended December 31, 2012 and 2013, as of and for the three months ended March 31, 2013 and 2014, and as of and for the three and six months ended June 30, 2013 and 2014. The TLLP Predecessor information includes the financial results of the initial net assets contributed by Tesoro during TLLP’s initial public offering (the “IPO”) through April 25, 2011.

In 2012 and 2013, we entered into the following transactions with Tesoro and TLGP pursuant to which we acquired from Tesoro the following assets:

•	effective April 1, 2012, we entered into a transaction (the “Martinez Acquisition”) to purchase the Martinez crude oil marine terminal assets (collectively, the “Martinez Terminal”) for total consideration of $75.0 million;

•	effective September 14, 2012, we entered into a transaction (the “Long Beach Acquisition”) to purchase the Long Beach marine terminal assets and related short-haul pipelines, including the Los Angeles short-haul pipelines (collectively, the “Long Beach Assets”), for total consideration of $210.0 million;

•	effective November 15, 2012, we entered into a transaction (the “Anacortes Acquisition”) to purchase the Anacortes rail car unloading facility assets (collectively, the “Anacortes Rail Facility”) for total consideration of $180.0 million;

•	effective June 1, 2013, we completed the Los Angeles Terminal Assets Acquisition for total consideration of $640.0 million; and

•	effective December 6, 2013, we completed the Los Angeles Logistics Assets Acquisition for total consideration of $650.0 million.

These transactions (collectively referred to as “Acquisitions from Tesoro”) were transfers between entities under common control. Accordingly, the financial information contained and incorporated by reference herein of the TLLP Predecessor and TLLP has been retrospectively adjusted to include the historical results of the assets acquired in these Acquisitions from Tesoro prior to the effective date of each acquisition. There was no financial statement impact related to the Anacortes Acquisition prior to 2012 as the costs of construction were recorded in 2012. Also, there was no financial statement impact related to the Los Angeles Terminal Assets since they were not operated by Tesoro prior to their acquisition by TLLP. Additionally, historical results presented throughout have not been retrospectively adjusted to include the impact of the West Coast Logistics Assets Acquisition, as the acquisition occurred subsequent to June 30, 2014. The historical results of the West Coast Logistics Assets do not reflect revenues for intercompany terminalling, storage or pipeline transportation services, except for amounts received from Tesoro with respect to transportation regulated by the Regulatory Commission of Alaska. Our financial information includes the historical results of our Predecessors prior to the effective date of each acquisition and the results of TLLP beginning April 26, 2011, the date TLLP commenced operations. Our financial results may not be comparable as our Predecessors recorded revenues, general and administrative expenses and financed operations differently than TLLP. Please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Annual Report and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly

Report on Form 10-Q for the period ended March 31, 2014 (the “March 31 Quarterly Report”) and our Quarterly Report on Form 10-Q for the period ended June 30, 2014 (the “June 30 Quarterly Report”), each incorporated herein by reference, for further information.

The unaudited pro forma condensed combined consolidated financial information of TLLP included and incorporated by reference in this prospectus supplement reflects adjustments to the historical statement of combined consolidated operations of TLLP to give effect to the Pro Forma Statement of Operations Transactions, and the unaudited pro forma condensed combined consolidated financial information of TLLP included and incorporated by reference in this prospectus supplement reflects adjustments to the historical combined consolidated balance sheet of TLLP to give effect to the Pro Forma Balance Sheet Transactions. The pro forma adjustments have been prepared as if (i) in the case of the statement of operations data, the Pro Forma Statement of Operations Transactions had taken place on January 1, 2013 and (ii) in the case of the balance sheet data, the Pro Forma Balance Sheet Transactions had taken place as of June 30, 2014.

We have not included pro forma adjustments to our historical statements of operations for the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition as they constitute acquisitions of assets pursuant to Rule 11-01(d) of Regulation S-X and separate pre-acquisition financial statements of the related assets were not required and have not been prepared. Therefore, we do not have the necessary information to adjust our historical statements of operations to include historical information for the assets acquired in the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition prior to Tesoro’s acquisition of these assets on June 1, 2013. Accordingly, we have also not adjusted our historical statements of operations to give effect to financing associated with these acquisitions. However, as noted above, as these acquisitions were transfers between entities under common control, the 2013 financial information of TLLP included or incorporated by reference herein has been retrospectively adjusted to include the historical results of the assets in the Los Angeles Logistics Assets Acquisition from June 1, 2013 through December 6, 2013. The 2013 financial information of TLLP has not been retrospectively adjusted to include the historical results of the assets in the Los Angeles Terminal Assets Acquisition prior to the effective date of their acquisition by TLLP since they were not operated by Tesoro prior to their acquisition by TLLP.

Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. When we discuss the business, financial condition and operations of QEP Field Services in this prospectus supplement, we are discussing the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except the discussion of QEP Field Services Company in this prospectus supplement (other than in the unaudited pro forma condensed combined consolidated financial information) reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has been included in the historical financial and operating data with respect to QEP Field Services included in this prospectus supplement. See “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of QEP Field Services’ Financial Results” for more information regarding the impact of the Haynesville Gathering System and the Vermillion Complex on QEP Field Services’ historical results of operation.

NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP financial measures in this prospectus supplement, including, for example, earnings before interest, income taxes, depreciation, and amortization expenses (“EBITDA”), adjusted EBITDA and distributable cash flow (each as defined under “Summary—Summary Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures”). We believe these non-GAAP financial measures provide information useful to investors in assessing our financial condition and results of operations, as well as providing investors with a means to compare partnership performance via an enhanced perspective of the operating performance of our assets and the cash our business is generating.

However, these measures are not prescribed by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should not be considered as alternatives to U.S. GAAP net income (loss) or net cash from (used in) operating activities. EBITDA, adjusted EBITDA and distributable cash flow have important limitations as analytical tools and should not be viewed in isolation. EBITDA, adjusted EBITDA and distributable cash flow exclude some, but not all, items that affect net income, and these measures may be defined differently by other companies in our industry. See “Summary—Summary Historical and Pro Forma Combined Consolidated Financial and Operating Data” herein, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy—How We Evaluate Our Operations” in our 2013 Annual Report incorporated herein by reference and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy—Non-GAAP Financial Measures” in our March 31 Quarterly Report and our June 30 Quarterly Report, each incorporated herein by reference, for definitions of non-GAAP financial measures used in this prospectus supplement and reconciliations thereof to the most directly comparable U.S. GAAP measures.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	the suspension, reduction or termination of Tesoro’s obligations under our commercial agreements and our secondment and logistics services agreement;

•	changes in global economic conditions and the effects of a global economic downturn on Tesoro’s business and the business of its suppliers, customers, business partners and credit lenders;

•	changes in the expected spending related to the responsibility the Partnership assumed for performing testing and associated pipeline repairs pursuant to the Corrective Action Order in the Northwest Products System Acquisition;

•	a material decrease in Tesoro’s profitability;

•	a material decrease in the crude oil produced in the Bakken Shale/Williston Basin area of North Dakota and Montana;

•	disruptions due to equipment interruption or failure at our facilities, Tesoro’s facilities or third-party facilities on which Tesoro’s business is dependent;

•	changes in the expected benefits, including, without limitation, expected accretion to our limited partners or operational synergies, of our transactions relating to our acquisitions from Tesoro and acquisitions from third parties, including the QEP Field Services Acquisition, the Los Angeles Terminal Assets Acquisition, the Northwest Products System Acquisition, the Los Angeles Logistics Assets Acquisition and the West Coast Logistics Assets Acquisition, or our ability to integrate the operations we have acquired or expect to acquire in such transactions;

•	our ability to consummate the QEP Field Services Acquisition and our anticipated financing transactions in connection therewith;

•	our ability to make future cash distributions to our limited partners;

•	the risk of contract cancellation, non-renewal or failure to perform by Tesoro’s customers and Tesoro’s inability to replace such contracts and/or customers;

•	Tesoro’s ability to remain in compliance with the terms of its outstanding indebtedness;

•	the timing and extent of changes in commodity prices and demand for Tesoro’s refined products;

•	actions of customers and competitors;

•	changes in our cash flow from operations;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein and any legal or regulatory investigations, delays or other factors beyond our control;

•	operational hazards inherent in refining operations and in transporting and storing crude oil and refined products;

•	earthquakes or other natural disasters affecting operations;

•	changes in capital requirements or in execution of planned capital projects;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in the cost or availability of third-party vessels, pipelines and other means of delivering and transporting crude oil, feedstocks and refined products;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	weather conditions affecting our or Tesoro’s operations or the areas in which Tesoro markets its refined products;

•	seasonal variations in demand for refined products;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any accruals, which affect us or Tesoro;

•	risks related to labor relations and workplace safety;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	the coverage and ability to recover claims under our insurance policies; and

•	political developments.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this prospectus supplement, the accompanying base prospectus, and the documents incorporated herein and therein by reference under the heading “Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information presented or incorporated by reference in this prospectus supplement are based on independent industry publications, government publications, filings, press releases and presentations by third parties, and other published independent sources. Some data is also based on our good-faith estimates. Although we believe these third-party sources (including data related to QEP Field Services) are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information.

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TRADEMARKS AND SERVICE MARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus supplement are the property of their respective owners. The trademarks we own or have the right to use include Tesoro Logistics. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus supplement may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names, and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of this offering of common units, you should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference, including the financial statements and the notes thereto. Please read “Where You Can Find More Information” on page S-108 of this prospectus supplement. Please also read “Risk Factors” beginning on page S-27 of this prospectus supplement, on page 2 of the accompanying base prospectus and in the documents incorporated by reference for more information about important factors that you should consider before investing in our common units.

Unless expressly stated otherwise, the information presented in this prospectus supplement assumes (i) that the underwriters’ over-allotment option to purchase additional common units is not exercised, (ii) Tesoro purchases 8,700,191 of our common units in this offering for approximately $500.0 million, and (iii) our general partner makes a capital contribution to maintain its current 2% general partner interest.

Except as discussed in the section entitled “—The Transactions,” in the unaudited pro forma condensed combined consolidated financial information included and incorporated by reference in this prospectus supplement and as expressly stated otherwise, the discussion of TLLP does not take into account the completion of the QEP Field Services Acquisition or the West Coast Logistics Assets Acquisition. Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. When we discuss the business, financial condition and operations of QEP Field Services in this prospectus supplement, we are discussing the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except the discussion of QEP Field Services Company in this prospectus supplement (other than in the unaudited pro forma condensed combined consolidated financial information) reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has been included in the historical financial and operating data with respect to QEP Field Services. See “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of QEP Field Services’ Financial Results” for more information regarding the impact of the Haynesville Gathering System and the Vermillion Complex on QEP Field Services’ historical results of operation.

Tesoro Logistics LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Tesoro to own, operate, develop and acquire logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather crude oil and to distribute, transport and store crude oil and refined products. Our assets are categorized into a Crude Oil Gathering segment and a Terminalling and Transportation segment. Our common units trade on the New York Stock Exchange under the symbol “TLLP.”

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing crude oil and refined products. Since we do not own any of the crude oil or refined products that we handle nor engage in the trading of crude oil or refined products, we currently have minimal direct exposure to risks associated with commodity price fluctuations. However, these risks indirectly influence our activities and results of operations over the long term through their effects on our customers’ operations. For the year ended December 31, 2013 and the six months ended June 30, 2014, 87% and 88%, respectively, of our total revenue was derived from Tesoro under various long-term, fee-based commercial agreements that generally include minimum volume commitments.

For the year ended December 31, 2013 and the six months ended June 30, 2014, after giving effect to the Pro Forma Statement of Operations Transactions, we would have had revenues of approximately $739.8 million and $463.0 million, respectively, net income of approximately $82.7 million and $71.5 million, respectively, and Adjusted EBITDA of approximately $393.2 million and $250.6 million, respectively. See “—Summary Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures” for reconciliations of our pro forma net income to pro forma Adjusted EBITDA.

Our Assets and Operations

Our operations are currently divided into two segments: our Crude Oil Gathering segment and our Terminalling and Transportation segment. For the year ended December 31, 2013 and the six months ended June 30, 2014, giving pro forma effect to the Pro Forma Statement of Operations Transactions, we would have had revenues of approximately $264.4 million and $129.6 million, respectively, from our Crude Oil Gathering segment, which would include the gathering assets acquired in the QEP Field Services Acquisition, approximately $274.4 million and $221.9 million, respectively, from our Terminalling and Transportation segment, and approximately $201.0 million and $111.5 million, respectively, from the processing assets acquired in the QEP Field Services Acquisition, which we expect to report in a new segment subsequent to completion of the QEP Field Services Acquisition.

Crude Oil Gathering. Our crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes approximately 700 miles of common carrier pipeline (the “High Plains Pipeline”), approximately 45,000 barrels per day (“bpd”) of truck-based crude oil gathering and related storage assets. This system gathers and transports crude oil produced in the Williston Basin, including production from the Bakken Shale formation. We refer to this area, a significant portion of which is serviced by our High Plains system, as the Bakken Shale/Williston Basin area. During the year ended December 31, 2013 and the six months ended June 30, 2014, pipeline volumes averaged 85,572 bpd and 103,449 bpd, respectively. In 2013, we reversed a segment of our High Plains Pipeline as part of a project to optimize the pipeline’s capacity to meet shipper demand to transport crude oil from areas of increasing production to new outlets. During 2014, we commenced construction on the Connolly Gathering System, which will gather crude oil from various points in Dunn County North Dakota and is expected to have a capacity of approximately 60,000 bpd. We expect the first barrels will be delivered into the main line in late 2014 or early 2015.

Terminalling and Transportation. Our Terminalling and Transportation assets, including the assets from the West Coast Logistics Assets Acquisition, include the following:

•	the Northwest Product Pipeline, a common carrier products pipeline running from Salt Lake City, Utah to Spokane, Washington, and a 5-mile jet fuel pipeline to the Salt Lake City International Airport. This system has throughput capacity of approximately 85,000 bpd and is the primary source of petroleum product supply to southern Idaho and a major supplier of refined products to eastern Washington;

•	an approximately 70 mile long refined products pipeline system connecting Tesoro’s Kenai refinery to Anchorage, Alaska with expected average throughput of approximately 35,000 bpd;

•	twenty four crude oil and refined products terminals and storage facilities in the western and midwestern U.S. with aggregate truck, barge and pipeline throughput capacity of approximately 650,000 bpd and approximately 9.2 million barrels of total dedicated commercial storage capacity;

•	four marine terminals in California comprised of (i) our Martinez Terminal with barge delivery capacity of approximately 145,000 bpd, (ii) our Long Beach marine terminal with barge delivery capacity of approximately 200,000 bpd and (iii) our two Los Angeles terminals with combined capacity of approximately 450,000 bpd;

•	a rail-car unloading facility capable of handling a 100-car train with permitted capacity to deliver up to an average of 50,000 bpd per year of Bakken crude oil to Tesoro’s Washington refinery;

•	a petroleum coke handling and storage facility in Los Angeles; and

•	other pipelines that transport products and crude oil from Tesoro’s refineries to nearby facilities in Salt Lake City and Los Angeles.

Our Commercial Agreements with Tesoro

We have various long-term, fee-based commercial agreements with Tesoro under which we provide pipeline transportation, trucking, terminal distribution, storage and petroleum-coke handling services to Tesoro, and Tesoro commits to provide us with minimum monthly throughput volumes of crude oil and refined products. For a description of each agreement, see “Items 1. and 2. Business and Properties—Overview—Commercial Agreements with Tesoro” and “Items 1. and 2. Business and Properties—Overview—Other Agreements with Tesoro” in our 2013 Annual Report, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy—Agreements with Tesoro” in our June 30 Quarterly Report and our Current Report on Form 8-K filed on July 1, 2014, each of which is incorporated herein by reference.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•	Focus on Stable, Fee-Based Business. We intend to focus on opportunities to provide committed, fee-based logistics services to Tesoro and third parties. We believe that our long-term, fee-based contracts with Tesoro and third party customers will enhance the stability of our cash flows and minimize our direct exposure to crude oil and refined products commodity price fluctuations. A portion of QEP Field Services’ revenue is earned under commodity-based contracts that are directly affected by changes in natural gas liquids (“NGL”) product prices and natural gas prices, and thus are more sensitive to volatility on commodity prices than our existing fee-based contracts. It is our current intent to seek to substantially mitigate this commodity price exposure risk through a commercial contractual arrangement with Tesoro in connection with or shortly after the closing of the QEP Field Services Acquisition. However, there can be no assurances that we will be able to reach agreement on such an arrangement or that if we do agree to such an arrangement, it will be effective in mitigating any or substantially all of such commodities price risk.

•	Optimize Existing Asset Base and Pursue Third-Party Volumes. We seek to enhance the profitability of our existing assets by pursuing opportunities to add Tesoro and third-party volumes, improve operating efficiencies and increase utilization. Historically, Tesoro operated its logistics assets primarily in support of its refining and marketing business. As a result, we have available capacity on our High Plains system and in many of our refined product terminals where we believe we have the ability to increase utilization with minimal capital investment. On our High Plains system, we continue to evaluate several opportunities to increase utilization, including receipt and delivery interconnections with third-party pipeline systems.

We reversed a segment of our High Plains pipeline to allow for the optimization of the pipelines capacity to meet shipper demand to transport crude oil from areas of increasing production to new outlets. As a result of the strategic locations of many of our refined product terminals, we are also evaluating the potential demand for increased access to our terminals where we have available capacity. We also continue to explore various strategic initiatives to improve operating efficiencies at some of our terminals that would increase capacity for additional volumes from Tesoro and potential third parties.

If we successfully complete the QEP Field Services Acquisition, we expect to pursue opportunities to improve utilization of the existing gathering pipelines and natural gas processing plants.

•	Pursue Attractive Organic Expansion Opportunities. We intend to evaluate opportunities to make capital investments to expand our existing asset base that may arise from the growth of Tesoro’s refining and marketing business or from increased third-party activity in our areas of operations. We intend to focus on organic growth opportunities that complement our existing asset base or provide attractive returns in new areas within our geographic footprint. With expected production growth in the Bakken Shale/Williston Basin area, we continue to evaluate opportunities to expand our High Plains system to provide critical takeaway capacity for crude oil producers. For the six months ended June 30, 2014, we spent $50.4 million on projects to increase volumes on our High Plains system, and we estimate that we will spend an additional $58.0 million in the remainder of 2014 to further increase volumes to over 155,000 bpd by the end of 2014.

We also evaluate opportunities to expand our terminal operations to meet rising demand in Tesoro’s core areas of operation. As a result of our strategic relationship with Tesoro, if Tesoro requires expanded logistics infrastructure and capabilities to support its refining and marketing operations, we expect to be favorably positioned to construct and operate the necessary logistics assets. For the six months ended June 30, 2014, we spent $17.3 million on projects to grow terminalling volumes, which includes projects to expand and optimize the Southern California distribution system. We estimate that we will spend an additional $34.3 million in the remainder of 2014 to further increase volumes. Based on our current planned projects, we expect our expansion capital expenditures in 2015 will be approximately $295.0 million, in addition to approximately $40.0 million of maintenance capital expenditures.

If we successfully complete the QEP Field Services Acquisition, we expect that our 2015 expansion capital spending will increase by approximately $100.0 million related to projects to expand QEP Field Services’ Uinta and Vermillion gathering systems to meet expected production growth. We also expect to gain new capabilities to compete for natural gas logistics growth opportunities in the Bakken Shale/Williston Basin area.

•	Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Tesoro as well as from third parties. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer to acquire certain logistics assets that it retained following the IPO. As Tesoro executes its growth strategy, which may include the acquisition of additional assets, we believe we are well-positioned to acquire any associated logistics assets as those opportunities arise. Our third-party acquisition strategy is focused on logistics assets in the western half of the United States where we believe our knowledge of the market will provide us with a competitive advantage. For example, we completed phase one of the West Coast Logistics Assets Acquisition effective July 1, 2014 and phase two was completed effective September 30, 2014. We intend to pursue third-party acquisition opportunities independently as well as jointly with Tesoro.

The anticipated QEP Field Services Acquisition allows us to extend our logistics strategy into the natural gas logistics business. The transaction, which is subject to regulatory approval and other closing conditions, is expected to close during the fourth quarter of 2014 and be accretive to unitholder distributions in the first year. We believe QEP Field Services’ strong organizational capabilities, natural gas and NGL market connectivity and western U.S. geographic presence is a strategic fit for us. Additionally, as all of QEP Field Services’ revenue is generated from sources other than us or our affiliates, with approximately 79% from fixed-fee contracts for the six months ended June 30, 2014, we anticipate that the QEP Field Services Acquisition will provide us with a stable and more diversified source of additional income, a platform for future growth and approximately $20.0 million in annual operational synergies.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	Long-Term, Fee-Based Contracts. Currently, we generate a substantial majority of our revenue under long-term, fee-based contracts with Tesoro. We believe that these contracts promote cash flow stability and minimize our direct exposure to commodity price fluctuations, although these risks indirectly influence our activities and results of operations over the long term. Under these contracts, Tesoro has committed to utilize our assets to ship, deliver, store or transport a minimum volume of crude oil or refined products.

If we successfully complete the QEP Field Services Acquisition, we expect to reduce our direct exposure to commodity price fluctuations through contractual arrangements with Tesoro.

•	Relationship with Tesoro. We have a strategic relationship with Tesoro, which we believe provides us with a stable base of cash flows as well as opportunities for growth. All of our logistics assets are directly linked to Tesoro’s refining and marketing operations. Our High Plains system currently delivers all of the crude oil processed by Tesoro’s North Dakota refinery and our refined product terminals provide critical storage and distribution infrastructure for all of Tesoro’s refineries. After giving effect to the Pro Forma Statement of Operations Transactions, Tesoro would have accounted for 42% and 52% of our revenues during the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. We believe we are well-positioned to partner with Tesoro in the construction or acquisition of new logistics infrastructure associated with Tesoro’s refining and marketing growth initiatives. We also expect to benefit from Tesoro’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•	Assets Positioned in Areas of High Demand. Our High Plains system is located in the Williston Basin, one of the most prolific onshore oil producing basins in North America, and gathers and transports production from the Bakken Shale formation. The Williston Basin has emerged as one of the most attractive resource plays in North America, with estimated technically recoverable reserves of approximately 7.38 billion barrels (according to United States Geological Survey estimates published in April 2013). We expect producers to invest substantial capital to develop the Bakken Shale and other emerging plays in the Williston Basin. A development of this scale will require substantial investment in pipeline and storage infrastructure, and we believe that our existing footprint will give us a strategic advantage to capitalize on this opportunity.

In addition, most of our terminalling assets are located in the Mountain and Pacific regions of the United States, which the Energy Information Administration expects to see greater growth rate in refined products demand than the U.S. national average over the next 21 years, with the Mountain region expected to have the highest refined products demand growth rate of any U.S. region over the same period. We believe there is an opportunity to capitalize on this increased demand for refined products in our markets by optimizing our existing available capacity and pursuing acquisitions and other growth opportunities.

QEP Field Services’ assets are located in, or within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah and the Williston Basin in North Dakota, and provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. We believe the natural gas and NGL market connectivity and western U.S. geographic presence of these assets are a strategic fit for us.

•	Experienced Management Team. Our management team has significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Tesoro.

If we successfully complete the QEP Field Services Acquisition, we expect to retain the existing management, operating and engineering expertise associated with the existing business.

•	Financial Flexibility. We believe we will have the financial flexibility to execute our growth strategy through the available capacity under our revolving credit facility and our ability to access the debt and equity capital markets. As of June 30, 2014, as adjusted for the Refinancing Transactions, we would have had $561.5 million of available borrowing capacity under our Existing Credit Agreement. As of June 30, 2014, after giving effect to the Pro Forma Balance Sheet Transactions, we would have had $540.5 million of available borrowing capacity under our New Credit Agreement.

Our Relationship with Tesoro

One of our principal strengths is our relationship with Tesoro. Tesoro is the fourth largest independent refiner in the United States by crude oil throughput capacity and, through its subsidiaries, subsequent to the acquisition of BP’s Southern California refining and marketing business, owns and operates six refineries that serve markets in Alaska, Arizona, California, Idaho, Minnesota, Nevada, North Dakota, Oregon, Utah, Washington and Wyoming. Tesoro also sells transportation fuels and convenience products through a network of over 2,200 retail stations, primarily under the Tesoro®, Shell®, ARCO®, Exxon®, Mobil® and USA GasolineTM brands. For the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, Tesoro had consolidated revenues of approximately $37.6 billion and $21.0 billion and operating income of approximately $755 million and $648 million, which exclude amounts attributable to discontinued operations. Tesoro had net earnings attributable to Tesoro Corporation of approximately $412 million and $302 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, and, as of June 30, 2014, had consolidated total assets of approximately $14.1 billion. Tesoro Corporation’s common stock trades on the New York Stock Exchange under the symbol “TSO.”

After the completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional common units, the purchase by Tesoro of 8,700,191 of our common units in this offering and the capital contribution by our general partner to maintain its current 2% general partner interest in us, Tesoro, through its affiliates and ownership of our general partner, will own approximately 35.8% of our limited partner interests, as well as a 2.0% general partner interest and all of our incentive distribution rights. Given Tesoro’s significant ownership in and its intent to continue to use us as the primary vehicle to grow its logistics operations, we believe Tesoro will continue to be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in Tesoro’s best interest for it to contribute additional logistics assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties, although Tesoro is under no obligation to contribute any assets to us or accept any offer for its assets that we may choose to make. We believe the terms and conditions of all of our agreements with Tesoro are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

The Transactions

Please see “Certain Definitions” for the definitions of certain terms used in this section.

QEP Field Services Acquisition

On October 19, 2014, we entered into a definitive membership interest purchase agreement (the “MIPA”) to purchase 100% of the issued and outstanding membership interests of QEP Field Services, LLC for approximately $2.5 billion in cash, including approximately $230.0 million to refinance QEP Midstream’s debt, subject to customary post-closing adjustments. QEP Field Services, LLC is a wholly owned subsidiary of QEP Field Services formed for the purpose of consummating the QEP Field Services Acquisition. Pursuant to the MIPA, QEP Field Services will contribute all of its assets and certain liabilities (other than the Haynesville Gathering System, and if the Vermillion ROFR is validly exercised in connection with the QEP Field Services Acquisition, its ownership interest in the Vermillion Complex) to QEP Field Services, LLC in connection with the closing of the QEP Field Services Acquisition.

In connection with the QEP Field Services Acquisition, our general partner will waive its right to receive an aggregate of $10.0 million of general partner distributions with respect to incentive distribution rights during 2015 (pro rata on a quarterly basis).

We currently expect to close the QEP Field Services Acquisition during the fourth quarter of 2014, subject to obtaining required regulatory approvals, including the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions. The purchase price is subject to customary post-closing adjustments as well as an adjustment of $89.0 million in favor of TLLP if the Vermillion ROFR is validly exercised. For the year ended December 31, 2013, the Vermillion Complex accounted for $9.1 million, or 2%, of QEP Field Services’ consolidated revenue. As of December 31, 2013, the Vermillion Complex accounted for $7.8 million, or 1%, of QEP Field Services’ consolidated total assets and $2.8 million, or 1%, of QEP Field Services consolidated total liabilities.

QEP Field Services owns and operates a diversified portfolio of midstream energy assets and provides crude oil and natural gas gathering, processing, treating and transportation services and NGL fractionation and transportation services for its producer customers through QEP Field Services’ direct ownership and operation of two gathering systems and two processing complexes. In addition, QEP Field Services owns a 60% interest in Green River Processing, LLC (“Green River Processing”), which owns two processing complexes and one fractionation facility, with the remaining 40% interest owned by QEP Midstream. QEP Field Services’ assets, which are located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado and the Uinta Basin located in eastern Utah, provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. Finally, QEP Field Services owns (i) an approximate 55.8% limited partner interest in QEP Midstream, consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEP Midstream’s general partner, which owns the 2.0% general partner interest in QEP Midstream and 100% of QEP Midstream’s incentive distribution rights. In addition to the 40% interest in Green River Processing, QEP Midstream’s assets consist of ownership interests in four gathering systems and two pipelines regulated by the Federal Energy Regulatory Commission (the “FERC”) through which it provides natural gas and crude oil gathering and transportation services.

At June 30, 2014, QEP Field Services’ gathering systems included approximately 2,262 miles of pipeline. For the six months ended June 30, 2014, these gathering systems had an average gross throughput of 1.9 million MMBtu/d of natural gas and approximately 15,592 Bbl/d of crude oil. For the six months ended June 30, 2014, QEP Field Services’ average processing throughput was 845,000 MMBtu/d and average fractionation throughput was 10,303 Bbl/d.

If we successfully complete the QEP Field Services’ Acquisition, we expect to report QEP Field Services’ assets and operations as a new business segment, except that the gathering operations owned by QEP Field Services will be reported within our Crude Oil Gathering segment, which will be referred to as the Gathering segment subsequent to the completion of the QEP Field Services Acquisition.

Following the closing of the QEP Field Services Acquisition, we currently intend to make a proposal to the QEP Midstream conflicts committee to combine the Partnership and QEP Midstream in a unit-for-unit combination. The terms of any such combination have not been negotiated, and if pursued, we expect that it would be subject to the review and approval of the board of our general partner, the QEP Midstream conflicts committee and the QEP Midstream common unitholders. We cannot predict whether the terms of a potential combination will be agreed upon by our general partner, the QEP Midstream conflicts committee or the QEP Midstream common unitholders, the timing or final structure of any potential transaction or whether a combination will occur at all.

For additional information regarding QEP Field Services’ business, financial and operating results and the QEP Field Services Acquisition, see “—Summary Pro Forma Organizational Structure,” “—QEP Field Services’ Summary Historical Consolidated Financial and Operating Data,” “QEP Field Services’ Selected Historical Financial and Operating Data,” “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “QEP Field Services’ Business” included herein and QEP Field Services’ financial statements incorporated by reference herein.

Acquisition Financing Transactions

Upon completion of this offering and the application of the net proceeds therefrom to fund a portion of the purchase price of the QEP Field Services Acquisition, we expect that the remaining portion of the purchase price will be funded with the proceeds from our concurrent Senior Notes Offering and borrowings under our New Credit Agreement. Prior to funding the QEP Field Services Acquisition, we may use the net proceeds of this offering to make short-term liquid investments. If we do not complete the QEP Field Services Acquisition, we intend to use the net proceeds from this offering for general partnership purposes, including announced or potential growth capital expenditures, for potential repurchases of our common units, or for other potential future acquisitions. See “Use of Proceeds.”

There can be no assurance that the QEP Field Services Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the QEP Field Services Acquisition will be realized. In addition, the closing of the QEP Field Services Acquisition is not conditioned on the closing of this offering, and this offering is not conditioned on, and is expected to be consummated before, the closing of the QEP Field Services Acquisition. Accordingly, if you decide to purchase common units in this offering, you should be willing to do so whether or not we complete the QEP Field Services Acquisition.

Concurrent Senior Notes Offering

Simultaneously with the launch of this offering, we are offering pursuant to a separate offering memorandum $1.3 billion of New Notes.

The New Notes will be issued under and governed by an indenture (the “New Indenture”) by and among TLLP, as issuer, Tesoro Logistics Finance Corp, as co-issuer, all of TLLP’s existing subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The New Indenture is expected to contain customary terms, events of default and covenants for an issuer of non-investment grade debt securities substantially similar to the indenture governing our outstanding notes with certain changes to take account of the QEP Field Services Acquisition. The New Notes will be senior unsecured obligations of the issuers and the guarantors.

Upon the consummation of the Senior Notes Offering, unless the closing of the QEP Field Services Acquisition occurs substantially concurrently with such time, we will deposit the gross proceeds from the issuance of our 2022 Senior Notes, together with an amount sufficient to pay all regularly scheduled interest that would accrue on our 2022 Senior Notes to, but excluding, December 31, 2014, into a segregated escrow account. The escrowed funds will be released to us to be used as described under “Use of Proceeds” upon delivery to the escrow agent and the trustee of an officer’s certificate certifying that the conditions to the release of the escrowed funds have been satisfied. If the escrow conditions are not satisfied on or prior to December 31, 2014, subject to monthly extensions until February 28, 2015 (or such earlier date if we notify the trustee and the escrow agent that the MIPA has been terminated or that we will not pursue the consummation of the QEP Field Services Acquisition), our 2022 Senior Notes will be subject to a special mandatory redemption at a redemption price equal to 100% of the initial issue price of our 2022 Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date.

Upon consummation of the Senior Notes Offering, the proceeds from the issuance of our 2019 Senior Notes will be used to repay $243.0 million of our outstanding indebtedness under our Existing Credit Agreement and for general partnership purposes. The portion of the proceeds from our 2019 Senior Notes initially used for general partnership purposes will be used to fund a portion of the purchase price for the QEP Field Services Acquisition upon consummation of such acquisition, if it occurs.

The Senior Notes Offering is being made by a separate offering memorandum and is not part of the offering to which this prospectus supplement relates. Consummation of the Senior Notes Offering is dependent on market conditions and our ability to issue the New Notes on terms acceptable to us. There can be no assurance that the Senior Notes Offering will be completed in the anticipated time frame, or at all. In addition, the closing of the Senior Notes Offering is not conditioned on the closing of this offering of common units, and this offering of common units is not conditioned on, and is expected to be consummated before, the closing of the Senior Notes Offering. Accordingly, if you decide to purchase common units in this offering, you should be willing to do so whether or not we complete the Senior Notes Offering. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy the New Notes in the Senior Notes Offering.

Commitment Letter for Bridge Facility and New Credit Agreement

In connection with the QEP Field Services Acquisition, we have entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Royal Bank of Scotland plc and RBS Securities Inc. for alternative financing in the event the Senior Notes Offering or this offering are not consummated or are not consummated in full (the “Debt Commitment Letter”). Pursuant to the Debt Commitment Letter, we have received commitments for $2.5 billion of senior unsecured loans under a bridge facility (the “Bridge Facility”). The Bridge Facility will only be drawn in the event we do not receive gross proceeds of at least $2.5 billion from the Senior Notes Offering and this offering prior to the consummation of the QEP Field Services Acquisition.

In addition, pursuant to the Debt Commitment Letter, we have received commitments to amend and restate our Existing Credit Agreement to increase loan availability up to $900 million and to extend its maturity to five years after the closing date. We also expect that the New Credit Agreement will include changes to certain provisions of our Existing Credit Agreement, subject to agreement with the lenders, to take into account the QEP Field Services Acquisition. The loan availability under the New Credit Agreement may be increased up to an aggregate of $1.5 billion, subject to receiving commitments from new or existing lenders under such facility. We expect to enter into our New Credit Agreement prior to or substantially concurrently with the closing of the QEP Field Services Acquisition and intend to borrow approximately $346.0 million under our New Credit Agreement to fund a portion of the purchase price of the QEP Field Services Acquisition. However, there can be no assurance that we will enter into our New Credit Agreement within the anticipated time frame, or at all.

General Partner Contribution

Our general partner has informed us that its affiliate, Tesoro, is purchasing 8,700,191 of our common units in this offering for approximately $500.0 million. In addition, our general partner will make a capital contribution to acquire general partner units to maintain its current 2% general partner interest in us. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner or its affiliates.

Other Recent Developments

August 2014 Refinancing Transaction

On August 18, 2014, we closed a registered public offering of 2,100,000 common units at a public offering price of $68.65. We used the net proceeds to redeem $130.3 million aggregate principal amount of our 5.875% Senior Notes due 2020 on September 18, 2014.

Completion of Second Phase of West Coast Logistics Assets Acquisition

As previously announced, on June 23, 2014, we entered into a Contribution, Conveyance and Assumption Agreement with Tesoro, TRMC, TAC, TLGP, the Operating Company and TLP pursuant to which Tesoro, TRMC and TAC agreed to contribute, through the general partner and the Partnership to the Operating Company or TLP, as applicable, the West Coast Logistics Assets. In the first phase of the West Coast Logistics Assets Acquisition, which was completed on July 1, 2014, we acquired all of the West Coast Logistics Assets other than the refined products pipeline running outbound from TAC’s Nikiski Terminal, for cash consideration of approximately $214.4 million and the issuance of equity securities of the Partnership with a combined fair value of $27 million. In the second phase of the West Coast Logistics Assets Acquisition, which was completed on September 30, 2014, we acquired all of Tesoro’s membership interests in Tesoro Alaska Pipeline Company LLC, a wholly owned subsidiary of Tesoro, which owns the refined products pipeline running outbound from TAC’s Nikiski Terminal, for cash consideration of $28.6 million.

Expected Cash Distribution to Unitholders

We currently expect that our quarterly cash distribution to our limited partners for the third quarter of 2014 will be $0.6425 per common unit, or $2.57 per common unit on an annualized basis, although the exact amount that we distribute is subject to the determination of the board of directors of our general partner. This distribution would represent an approximate 4% increase over the quarterly distribution of $0.615 per common unit ($2.46 per common unit on an annualized basis) paid for the second quarter of 2014. We currently expect that purchasers of common units in this offering will be entitled to receive this quarterly distribution.

Management and Ownership of Tesoro Logistics LP

We are managed and operated by the board of directors and executive officers of our general partner. Tesoro is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or the board of directors of our general partner. Some of the executive officers and directors of our general partner currently serve as executive officers and directors of Tesoro. For more information about the directors and executive officers of our general partner, please read “Item 10. Directors, Executive Officers and Corporate Governance” in our 2013 Annual Report, incorporated herein by reference.

In order to maintain operational flexibility, our operations are conducted through, and our operating assets are owned by, various operating subsidiaries. However, neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Tesoro or others. All of the personnel that will conduct our business are employed by our general partner and its affiliates, including Tesoro, but we sometimes refer to these individuals in this prospectus as our employees.

After giving effect to this offering (assuming (i) no exercise of the underwriters’ over-allotment option to purchase additional common units, (ii) Tesoro purchases 8,700,191 of our common units in this offering, and (iii) our general partner makes a capital contribution to maintain its current 2% general partner interest), our units will be held as follows:

Public common units	62.2%
Tesoro common units	35.8%
General partner units	2.0%

Total	100.0%

Summary Organizational Structure

The following simplified diagram depicts our organizational structure as of October 17, 2014. This diagram is provided for illustrative purposes only and does not show all legal entities or obligations of such entities.

Summary Pro Forma Organizational Structure

The following simplified diagram depicts our organizational structure after giving effect to the Transactions (assuming (i) no exercise of the underwriters’ over-allotment option to purchase additional common units, (ii) Tesoro purchases 8,700,191 of our common units in this offering and (iii) our general partner makes a capital contribution to maintain its current 2% general partner interest). This diagram is provided for illustrative purposes only and does not show all legal entities or obligations of such entities.

(1)	In connection with the QEP Field Services Acquisition, we received notice from a third party that it may exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services, L.L.C. (“Uintah Basin Field Services”). If such tag-along rights are exercised, our ownership interest in Uintah Basin Field Services would increase to 76%. We cannot currently predict whether the third party will ultimately exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our website is located at www.tesorologistics.com. The information on or accessible through our website is not part of this prospectus supplement, and you should rely only on information contained in or incorporated by reference herein and any free writing prospectus filed in connection with this offering when making an investment decision.

THE OFFERING

Common Units Offered by Us	20,000,000 common units (or 23,000,000 common units if the underwriters exercise in full their over-allotment option to purchase additional common units from us).

Our general partner has informed us that its affiliate, Tesoro, is purchasing 8,700,191 common units in this offering for approximately $500.0 million.

Units Outstanding Before this Offering	57,125,930 common units.

Units Outstanding After this Offering	77,125,930 common units (or 80,125,930 common units if the underwriters exercise in full their over-allotment option to purchase additional common units from us).

Use of Proceeds	We expect to receive net proceeds of approximately $1.126 billion from this offering (or approximately $1.295 billion if the underwriters exercise in full their over-allotment option to purchase additional common units from us), in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (other than any net proceeds from the exercise of the underwriters’ over-allotment option to purchase additional common units from us) to fund a portion of the purchase price of the QEP Field Services Acquisition. Prior to funding the QEP Field Services Acquisition, we may use the net proceeds of this offering to make short-term liquid investments. We intend to use any net proceeds from the exercise of the underwriters’ over-allotment option to fund a portion of the purchase price of the QEP Field Services Acquisition, or if the over-allotment option is exercised after the closing of the QEP Field Services Acquisition, then for general partnership purposes.

The closing of the QEP Field Services Acquisition is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of the QEP Field Services Acquisition. If we do not complete the QEP Field Services Acquisition, we intend to use the net proceeds from this offering for general partnership purposes, including announced or potential growth capital expenditures, for potential repurchases of our common units, or for other potential future acquisitions. Please read “Use of Proceeds” in this prospectus supplement.

Cash Distributions	Under our partnership agreement, we must distribute all of our cash on hand as of the end of each quarter, less reserves established by our general partner and payment of fees and expenses. We refer to this cash as “available cash” and we define its meaning in our partnership agreement. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions” in the accompanying base prospectus.

We currently expect that our quarterly cash distribution to our limited partners for the third quarter of 2014 will be $0.6425 per common unit, or $2.57 per common unit on an annualized basis, although the exact amount is subject to the discretion of the board of directors of our general partner. This distribution would represent an approximate 4% increase over the quarterly distribution of $0.615 per common unit ($2.46 per common unit on an annualized basis) paid for the second quarter of 2014. We currently expect that purchasers of common units in this offering will be entitled to receive this quarterly distribution.

Issuance of Additional Units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “The Partnership Agreement—Issuance of Additional Securities” in the accompanying base prospectus.

Limited Voting Rights	Our general partner manages and operates us. Common unitholders have only limited voting rights on matters affecting our business. Common unitholders have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering and assuming Tesoro purchases 8,700,191 of our common units in this offering, Tesoro and its affiliates will own an aggregate of 36.5% of our common units (or 35.2% of our common units if the underwriters exercise in full their over-allotment option to purchase additional common units from us). This amount will effectively give Tesoro the ability to prevent the removal of our general partner.

Estimated Ratio of Taxable Income to Distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.57 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.51 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Tax Considerations” in this prospectus supplement and “Material Federal Income Tax Consequences” in the accompanying base prospectus.

Material Federal Income Tax Consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Considerations” in this prospectus supplement and “Material Federal Income Tax Consequences” in the accompanying base prospectus.

New York Stock Exchange Symbol	“TLLP”

Risk Factors	You should read the risk factors beginning on page S-27 of this prospectus supplement and on page 2 of the accompanying base prospectus and in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement and the accompanying base prospectus, to ensure you understand the risks associated with an investment in our common units.

SUMMARY HISTORICAL AND PRO FORMA COMBINED CONSOLIDATED

FINANCIAL AND OPERATING DATA

The following table shows summary historical combined consolidated financial and operating data for the Partnership and our Predecessors for the periods and as of the dates presented. The summary historical combined consolidated financial and operating data contain (i) the combined financial results of TLLP Predecessor for the period from January 1, 2011 through April 25, 2011 and (ii) the consolidated financial results of the Partnership for the period from April 26, 2011 (the date the Partnership commenced operations) through December 31, 2011, as of December 31, 2011, as of and for the years ended December 31, 2012 and 2013 and as of and for the six months ended June 30, 2013 and 2014. The TLLP Predecessor information includes the financial results of the initial net assets contributed by Tesoro during the IPO through April 25, 2011.

During 2012, we entered into the Martinez Acquisition, the Long Beach Acquisition and the Anacortes Acquisition, and during 2013, we entered into the Los Angeles Terminal Assets Acquisition and the Los Angeles Logistics Assets Acquisition. These transactions were transfers between entities under common control. Accordingly, the financial information contained and incorporated by reference herein of the TLLP Predecessor and TLLP has been retrospectively adjusted to include the historical results of the assets acquired in the Acquisitions from Tesoro prior to the effective date of each acquisition. There was no financial statement impact related to the Anacortes Acquisition prior to 2012 as the costs of construction were recorded in 2012. Also, there was no financial statement impact related to the Los Angeles Terminal Assets since they were not operated by Tesoro prior to their acquisition by TLLP. Please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy” in our 2013 Annual Report, incorporated herein by reference, for further information.

The combined consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 were derived from our audited combined consolidated financial statements incorporated by reference into this prospectus supplement. The unaudited consolidated financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 were derived from our unaudited condensed combined consolidated financial statements incorporated by reference into this prospectus supplement, and the unaudited combined consolidated financial data as of June 30, 2013 is derived from our unaudited condensed combined consolidated financial statements not included or incorporated by reference in this prospectus supplement, each of which have been prepared on a basis consistent with our audited combined consolidated financial statements. In the opinion of management, such unaudited combined consolidated financial data as of and for the six months ended June 30, 2013 and 2014 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. However, operating results for interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year.

There are differences in the way our Predecessors recorded revenues and the way the Partnership records revenues since completion of the IPO and following the Acquisitions from Tesoro. Our assets, including the Martinez Terminal, the Long Beach Assets, the Anacortes Rail Facility and the Los Angeles Logistics Assets were historically part of the integrated operations of Tesoro, and our Predecessors generally recognized only the costs and did not record revenue associated with the trucking, terminalling, storage and short-haul pipeline transportation services provided to Tesoro on an intercompany basis. Accordingly, the revenues in our Predecessors’ historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Tesoro with respect to transportation regulated by the FERC and the North Dakota Public Service Commission on our High Plains system. For this reason, as well as the other factors described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy—Factors Affecting the Comparability of Our Financial Results” in

our 2013 Annual Report incorporated herein by reference, our results of operations may not be comparable to our Predecessors’ historical results.

The unaudited pro forma condensed combined consolidated financial information of TLLP included and incorporated by reference in this prospectus supplement reflects adjustments to the historical statement of operations of TLLP to give effect to the Pro Forma Statement of Operations Transactions, and the unaudited pro forma condensed combined consolidated financial information of TLLP included and incorporated by reference in this prospectus supplement reflects adjustments to the historical combined consolidated balance sheet of TLLP to give effect to the Pro Forma Balance Sheet Transactions. The pro forma adjustments have been prepared as if (i) in the case of the statement of operations data, the Pro Forma Statement of Operations Transactions had taken place on January 1, 2013 and (ii) in the case of the balance sheet data, the Pro Forma Balance Sheet Transactions had taken place as of June 30, 2014. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” included elsewhere in this prospectus supplement.

We have not included pro forma adjustments to our historical statements of operations for the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition as they constitute acquisitions of assets pursuant to Rule 11-01(d) of Regulation S-X and separate pre-acquisition financial statements of the related assets were not required and have not been prepared. Therefore, we do not have the necessary information to adjust our historical statements of operations to include historical information for the assets acquired in the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition prior to Tesoro’s acquisition of these assets on June 1, 2014. Accordingly, we have also not adjusted our historical statements of operations to give effect to financing associated with these acquisitions. However, as noted above, as these acquisitions were transfers between entities under common control, the 2013 financial information of TLLP included or incorporated by reference herein has been retrospectively adjusted to include the historical results of the assets in the Los Angeles Logistics Assets Acquisition from June 1, 2013 through December 6, 2013. The 2013 financial information of TLLP has not been retrospectively adjusted to include the historical results of the assets in the Los Angeles Terminal Assets Acquisition prior to the effective date of their acquisition since they were not operated by Tesoro prior to their acquisition by TLLP.

Historical adjustments for the Northwest Products System Acquisition are based on the statements of revenues and direct operating expenses of the Northwest Products System and were prepared from the historical accounting records of Chevron Pipe Line Company through June 19, 2013, the date of the Northwest Products System Acquisition. The Northwest Products System represents a portion of the operations of both Chevron Pipe Line Company and Northwest Terminalling Company and therefore is not a stand-alone legal entity. Accordingly, historical financial statements in accordance with U.S. GAAP have not previously been prepared, nor is it practicable to prepare separate, historical financial statements for the Northwest Products System. The statements of revenues and direct operating expenses vary from a complete income statement prepared in accordance with U.S. GAAP because they exclude indirect expenses, such as certain general and administrative expenses, interest expense, depreciation and amortization, income taxes and the allocation of corporate overhead costs. Therefore, the results set forth in the statements of revenues and direct operating expenses may not be representative of future operations.

The unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had such transactions actually occurred on the dates assumed, nor is such unaudited pro forma condensed combined consolidated financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined consolidated financial statements and the accompanying notes incorporated by reference from our 2013 Annual Report and our June 30 Quarterly Report, each incorporated herein by reference. The table should also be read together with “Use of Proceeds” included elsewhere in this prospectus supplement, “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” included elsewhere in this prospectus supplement, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our 2013 Annual Report and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our June 30 Quarterly Report.

	Years Ended December 31,			Six Months Ended June 30,		Pro Forma Year Ended December 31, 2013(a)	Pro Forma Six Months Ended June 30, 2014
	2011(a)	2012(a)	2013(a)	2013(a)	2014
	(In thousands, except bpd, MMBtu, Mbbl and per barrel data)
Statement of Operations Data(b):
Revenues(c):
Crude oil gathering	$44,959	$72,432	$89,767	$42,636	$51,707	$264,367	$129,607
Terminalling and transportation	42,378	84,407	215,709	69,091	203,667	274,476	221,919
Processing	—	—	—	—	—	201,000	111,500

Total revenues	87,337	156,839	305,476	111,727	255,374	739,843	463,026

Operating and maintenance expenses	54,302	72,769	157,622	48,378	98,844	290,543	173,468
Imbalance settlement gains	(7,153)	(9,686)	(7,551)	(5,000)	(5,117)	(7,551)	(5,117)
Depreciation and amortization expenses	11,277	13,057	43,251	11,395	31,985	183,105	100,192
General and administrative expenses(d)	8,776	15,713	31,260	12,904	21,794	74,752	52,292
Loss (gain) on asset disposals and impairments	26	535	177	164	(4,616)	677	(4,616)

Total Costs and Expenses	67,228	92,388	224,759	67,841	142,890	541,526	316,219

Operating Income	20,109	64,451	80,717	43,886	112,484	198,317	146,807
Interest and financing costs, net	(1,610)	(8,992)	(39,582)	(12,175)	(35,220)	(123,458)	(78,563)
Income from unconsolidated affiliates	—	—	—	—	—	6,100	3,300
Interest income	—	48	502	493	—	1,702	—

Net Income	$18,499	$55,507	$41,637	$32,204	$77,264	$82,661	$71,544

Balance Sheet Data (at period end)(e):
Net Property, Plant and Equipment	$196,147	$274,372	$1,368,301	$1,053,173	$1,414,057		$4,412,601
Total Assets	233,809	363,178	1,502,312	1,187,890	1,747,539		4,733,909
Total Liabilities, excluding debt	17,137	27,269	92,617	52,945	100,902		242,899
Total Debt	50,000	354,032	1,164,343	902,556	1,391,407		2,692,780
Cash Flow Data:
Cash Flows From (Used In):
Operating activities	$26,505	$77,505	$98,367	$53,074	$89,214
Investing activities	(15,021)	(124,947)	(386,560)	(340,799)	(54,028)
Financing activities	6,842	48,406	292,106	344,272	(57,933)
Increase (decrease) in cash and cash equivalents	$18,326	$964	$3,913	$56,547	$(22,747)
Other Financial Data(b):
EBITDA(f)	$31,386	$77,508	$123,968	$55,281	$144,469	$387,522	$250,299
Adjusted EBITDA(f)	31,412	78,043	129,160	55,445	144,791	393,214	250,621
Distributable cash flow(f)	22,021	66,049	83,087	43,066	115,570	280,094	166,295
Distributions to unitholders	351,797	471,551	1,231,407	590,904	75,534

	Years Ended December 31,			Six Months Ended June 30,		Pro Forma Year Ended December 31, 2013(a)	Pro Forma Six Months Ended June 30, 2014
	2011(a)	2012(a)	2013(a)	2013(a)	2014
	(In thousands, except bpd, MMBtu, Mbbl and per barrel data)
Capital Expenditures(b):
Maintenance(g)	$8,268	$10,719	$15,725	$6,333	$6,292	$20,175	$25,858
Expansion(h)	10,418	80,633	62,884	26,337	67,737	63,039	82,643

Total Capital Expenditures	$18,686	$91,352	$78,609	$32,670	$74,029	$83,214	$108,501
Operating Information(b):
Crude oil gathering segment:
Pipeline throughput (bpd)	57,900	66,615	85,572	81,445	103,449	85,572	103,449
Average pipeline revenue per barrel(i)	$1.27	$1.35	$1.27	$1.25	$1.34	$1.27	$1.34
Trucking volume (bpd)	24,059	37,537	44,363	43,497	45,798	44,363	45,798
Average trucking revenue per barrel(i)	$2.06	$2.87	$3.10	$3.07	$3.21	$3.10	$3.21
Gas gathering volumes (in millions of MMBtu)	—	—	—	—	—	440	203
Average gas gathering revenue (per MMBtu)(i)	$—	$—	$—	$—	$—	$0.35	$0.35
Terminalling and transportation segment:
Terminalling throughput (bpd)	314,386	344,431	713,246	472,746	883,825	765,482	907,365
Average terminalling revenue per barrel(i)	$0.33	$0.61	$0.71	$0.75	$0.97	$0.71	$0.97
Pipeline transportation throughput (bpd)	90,721	88,857	169,287	88,005	778,698	241,943	814,901
Average pipeline transportation revenue per barrel	$0.14	$0.22	$0.50	$0.30	$0.35	$0.85	$0.43
Processing segment:
Gas processing volumes:
NGL sales (Mbbl)	—	—	—	—	—	2,250	1,092
Average net realized NGL sales price (per bbl)(j)	$—	$—	$—	$—	$—	$46.75	$60.29
Fee-based processing volumes (in millions of MMBtu)	—	—	—	—	—	247	117
Average fee-based processing revenue (per MMBtu)(i)	$—	$—	$—	$—	$—	$0.30	$0.30

(a)	Results of operations include amounts related to the Predecessors during the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2013, from June 1, 2013 through December 6, 2013 for the Los Angeles Logistics Assets Acquisition, prior to April 1, 2012 for the Martinez Acquisition, prior to September 14, 2012 for the Long Beach Acquisition, prior to November 15, 2012 for the Anacortes Acquisition and prior to April 26, 2011, for assets contributed by Tesoro in the IPO, respectively.

(b)	The pro forma Statement of Operations Data, Other Financial Data, Capital Expenditures, and Operating Information reflects adjustments for the Pro Forma Statement of Operations Transactions.

(c)	Our Predecessors did not record revenues for intercompany trucking, terminalling, storage and pipeline transportation services, except for amounts received from Tesoro with respect to transportation regulated by the FERC and the North Dakota Public Service Commission on our High Plains System.

(d)	Our Predecessors’ general and administrative expenses included direct charges for the management and operation of our logistics assets and certain expenses allocated by Tesoro for general corporate services. Although Tesoro continues to charge the Partnership a similar combination of direct charges, the amounts allocated increased as a result of additional operational administrative resources utilized for management and growth of our assets.

(e)	The pro forma Balance Sheet Data reflects adjustments for the Pro Forma Balance Sheet Transactions.

(f)	For a discussion of the non-GAAP financial measures of EBITDA, adjusted EBITDA and distributable cash flow, please read “—Non-GAAP Financial Measures” below.

(g)	Maintenance capital expenditures include expenditures required to maintain equipment, to ensure the reliability, integrity and safety of our tankage and pipeline and to address environmental regulations.

(h)	Expansion capital expenditures include expenditures to acquire or construct new assets and to expand existing facilities or services that may increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities.

(i)	Average pipeline revenue per barrel includes tariffs for committed and uncommitted volumes of crude oil under the pipeline transportation services agreement with Tesoro, as well as fees for the injection of crude oil into the pipeline system from trucking receipt points (“pumpover fees”). Average trucking service revenue per barrel includes tank usage fees and fees for providing trucking, dispatching, accounting and data services under our trucking transportation services agreement with Tesoro. Average terminalling revenue per barrel includes terminal throughput fees, storage fees and ancillary service fees for services such as ethanol blending and additive injection. Average pipeline transportation revenue per barrel includes fees charged on the Northwest Products System pipelines and short haul pipelines. Average gas gathering revenue per MMBtu is calculated as gathering revenue divided by gas gathering volumes. Average fee-based processing revenue per MMBtu is calculated as fee-based revenue divided by fee-based processing volumes.

(j)	Average net realized NGL sales price per barrel is calculated as NGL sales, including realized gains from commodity derivative contracts settlements, divided by NGL sales volumes.

Non-GAAP Financial Measures

Our management uses a variety of financial and operating measures to analyze operating segment performance. To supplement our financial information presented in accordance with U.S. GAAP, our management uses additional measures that are known as “non-GAAP” financial measures in its evaluation of past performance and prospects for the future. These measures are significant factors in assessing our operating results and profitability and include EBITDA, adjusted EBITDA and distributable cash flow.

We define EBITDA as net income before depreciation and amortization expenses, net interest and financing costs and interest income. We define adjusted EBITDA as EBITDA plus any loss (gain) on asset disposals and impairments and expenses incurred for the inspection and maintenance program associated with the Northwest Products System. We define distributable cash flow as adjusted EBITDA less maintenance capital expenditures and net interest and financing costs, plus reimbursement by our customers for certain maintenance capital expenditures, non-cash unit-based compensation expense, proceeds from sale of assets, the change in deferred revenue and interest income. EBITDA, adjusted EBITDA and distributable cash flow are not measures prescribed by U.S. GAAP but are supplemental financial measures that are used by management and may be used by external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA and adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The U.S. GAAP measures most directly comparable to EBITDA and adjusted EBITDA are net income and net cash from operating activities. The amounts included in the calculation of EBITDA are derived from amounts separately presented in our condensed combined consolidated financial statements. EBITDA and adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income or net cash from operating activities. EBITDA and adjusted EBITDA have important limitations as an analytical tool, because they exclude some, but not all, of the items that affect net income and net cash from operating activities.

We believe that the presentation of distributable cash flow will provide useful information to investors as it is a widely accepted financial indicator used by investors to compare partnership performance and it provides investors an enhanced perspective of the operating performance of our assets and the cash our business is generating. The U.S. GAAP measure most directly comparable to distributable cash flow is net income.

These non-GAAP financial measures should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, because they may be defined differently by other companies in our industry, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA, adjusted EBITDA and distributable cash flow to their most directly comparable U.S. GAAP financial measures on a historical basis for each of the periods indicated.

	Years Ended December 31,			Six Months Ended June 30,		Pro Forma Year Ended December 31, 2013(a)	Pro Forma Six Months Ended June 30, 2014
	2011(a)	2012(a)	2013(a)	2013(a)	2014
	(In thousands)
Reconciliation of EBITDA, adjusted EBITDA and distributable cash flow to net income(b):
Net Income	$18,499	$55,507	$41,637	$32,204	$77,264	$82,661	$71,544
Depreciation and amortization expenses	11,277	13,057	43,251	11,395	31,985	183,105	100,192
Interest and financing costs, net	1,610	8,992	39,582	12,175	35,220	123,458	78,563
Interest income	—	(48)	(502)	(493)	—	(1,702)	—

EBITDA	$31,386	$77,508	$123,968	$55,281	$144,469	$387,522	$250,299

Loss (gain) on asset disposals and impairments	26	535	177	164	(4,616)	677	(4,616)
Inspection and maintenance costs associated with the Northwest Product System	—	—	5,015	—	4,938	5,015	4,938

Adjusted EBITDA	$31,412	$78,043	$129,160	$55,445	$144,791	$393,214	$250,621

Interest and financing costs, net	(1,610)	(8,992)	(39,582)	(12,175)	(35,220)	(123,458)	(78,563)
Proceeds from the sale of assets	—	—	—	—	9,721	—	9,721
Maintenance capital expenditures(c)	(8,268)	(10,719)	(15,725)	(6,333)	(6,292)	(20,175)	(25,858)
Reimbursement for maintenance capital expenditures(c)	8	6,169	4,975	3,587	1,497	4,975	1,497
Non-cash unit-based compensation expense	479	1,191	1,915	920	917	2,794	2,121
Change in deferred revenue	—	309	1,842	1,129	156	21,042	6,756
Interest income	—	48	502	493	—	1,702	—

Distributable cash flow	$22,021	$66,049	$83,087	$43,066	$115,570	$280,094	$166,295

	Years Ended December 31,			Six Months Ended June 30,		Pro Forma Year Ended December 31, 2013(a)	Pro Forma Six Months Ended June 30, 2014
	2011(a)	2012(a)	2013(a)	2013(a)	2014
	(In thousands)
Reconciliation of EBITDA to net cash from operating activities:
Net cash from operating activities	$26,505	$77,505	$98,367	$53,074	$89,214
Interest and financing costs, net	1,610	8,992	39,582	12,175	35,220
Changes in assets and liabilities	4,196	(6,068)	(9,260)	(7,553)	17,917
Gain (loss) on asset disposals and impairments	(26)	(535)	(177)	(164)	4,616
Amortization of debt issuance costs	(420)	(1,147)	(2,111)	(822)	(1,581)
Unit-based compensation expense	(479)	(1,191)	(1,931)	(936)	(917)
Interest income	—	(48)	(502)	(493)	—

EBITDA	$31,386	$77,508	$123,968	$55,281	$144,469

(a)	Results of operations include amounts related to the Predecessors during the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2013, from June 1, 2013 through December 6, 2013 for the Los Angeles Logistics Assets Acquisition, prior to April 1, 2012 for the Martinez Acquisition, prior to September 14, 2012 for the Long Beach Acquisition, prior to November 15, 2012 for the Anacortes Acquisition and prior to April 26, 2011, for assets contributed by Tesoro in the IPO, respectively.

(b)	The pro forma reconciliations of EBITDA, adjusted EBITDA and distributable cash flow reflects adjustments for the Pro Forma Statement of Operations Transactions.

(c)	Maintenance capital expenditures include expenditures required to maintain equipment, to ensure the reliability, integrity and safety of our tankage and pipeline and to address environmental regulations.

QEP FIELD SERVICES’ SUMMARY HISTORICAL CONSOLIDATED

FINANCIAL AND OPERATING DATA

The following table shows summary historical consolidated financial and operating data for QEP Field Services for the periods and as of the dates presented.

The consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 were derived from QEP Field Services’ audited consolidated financial statements incorporated by reference into this prospectus supplement. The unaudited consolidated financial data as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 were derived from QEP Field Services’ unaudited consolidated financial statements incorporated by reference into this prospectus supplement.

Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. The financial and operating data of QEP Field Services in the following table reflects the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except the financial and operating data in the table below reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has been included in the historical financial and operating data with respect to QEP Field Services in the table below. See “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of QEP Field Services’ Financial Results” for more information regarding the impact of the Haynesville Gathering System and the Vermillion Complex on QEP Field Services’ historical results of operation.

The following table should be read together with, and is qualified in its entirety by reference to, QEP Field Services’ historical consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement from our Current Report on Form 8-K filed on October 20, 2014. The table should also be read together with “QEP Field Services’ Selected Historical Financial and Operating Data” and “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Six Months Ended June 30,
	2013(1)	2012	2011	2014	2013
	(in millions, except per share and price information)
Results of Operations
Revenue	$403.7	$438.0	$466.2	$199.0	$194.0
Operating income	172.0	206.1	252.0	61.5	78.3
Income from continuing operations	117.0	136.8	150.5	63.5	79.6
Net income attributable to QEP Field Services	105.0	133.1	147.3	33.5	49.3
Financial Position
Total Assets	$1,485.1	$1,424.5	$1,326.7	$1,542.3
Capitalization
Long-term debt	—	199.5	254.8	—
Total equity	1,094.0	790.1	666.2	1,123.0

Total Capitalization	$1,094.0	$989.6	$921.0	$1,123.0

Statement of Cash Flows
Net cash provided by operating activities	$118.2	$232.1	$269.7	$50.1	$143.5
Capital expenditures	(82.0)	(166.3)	(127.6)	(36.3)	(35.0)
Net cash used in investing activities	(82.0)	(166.3)	(127.6)	(36.3)	(35.0)
Net cash provided by (used in) financing activities	(18.1)	(67.0)	(140.9)	(15.9)	(105.8)
Operating Information
Gathering margin	$163.0	$172.7	$161.0	$67.5	$77.0
Gas gathering volumes (in millions of MMBtu)	440.3	505.7	490.0	203.9	223.7
Average gas gathering revenue (per MMBtu)	$0.35	$0.34	$0.33	$0.34	$0.34
Processing margin	$127.8	$146.3	$185.8	$64.8	$54.5
Keep-whole margin	$56.7	$84.3	$143.2	$28.3	$21.3
Gas processing volumes
NGL sales (Mbbl)	2,250.2	3,486.8	4,009.4	1,047.7	1,047.4
Average net realized NGL sales price (per bbl)	$46.75	$39.18	$53.60	$61.37	$46.31
Fee-based processing volumes (in millions of MMBtu)	246.5	252.6	246.9	117.5	119.3
Average fee-based processing revenue (per MMBtu)	$0.30	$0.28	$0.21	$0.30	$0.30

(1)	On August 14, 2013, QEP Field Services completed QEP Midstream’s initial public offering (“QEP Midstream’s IPO”). Prior to QEP Midstream’s IPO, QEP Midstream’s assets were wholly owned by QEP Field Services. Subsequent to QEP Midstream’s IPO, QEP Midstream’s results are consolidated with QEP Field Services’ financial statements with the portion not owned by QEP Field Services reflected as noncontrolling interest.

RISK FACTORS

An investment in our common units involves risk. Before making an investment in the common units offered hereby, you should carefully consider the risk factors described below and included under the caption “Risk Factors” on page 2 of the accompanying base prospectus, as well as the risk factors discussed in our 2013 Annual Report, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the common units could decline, and you could lose all or part of your investment.

Risks Related to the QEP Field Services Acquisition

Even if this offering is completed, the QEP Field Services Acquisition may not be consummated, which could have an adverse impact on our distributable cash flow.

We expect the QEP Field Services Acquisition to close during the fourth quarter of 2014, but the acquisition is subject to a number of closing conditions. Satisfaction of many of these conditions is beyond our control. If these conditions are not satisfied or waived, the QEP Field Services Acquisition will not be completed. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the continued accuracy of the representations and warranties in the MIPA;

•	the performance by each party of its respective obligations under the MIPA;

•	the absence of any injunction, order or award restraining, enjoining or otherwise prohibiting the QEP Field Services Acquisition;

•	QEP Midstream’s delivery of proof that it has paid off all amounts owed under, or in connection with the termination of, its revolving credit facility;

•	the Vermillion ROFR has been waived, exercised or expired;

•	the delivery of a guarantee of all of QEP Field Services’ obligations under the MIPA by QEP in favor of TLLP; and

•	obtaining required regulatory approvals, including the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

As a result, the QEP Field Services Acquisition may not close as scheduled, or at all. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the QEP Field Services Acquisition. Accordingly, if you decide to purchase common units in this offering, you should be willing to do so whether or not we complete the QEP Field Services Acquisition.

Failure to complete the QEP Field Services Acquisition or any delays in completing the QEP Field Services Acquisition could have an adverse impact on our future business, operations and distributable cash flow and could negatively impact the price of our common units.

Even if the QEP Field Services Acquisition is completed, a combination with QEP Midstream may not be consummated.

Following the closing of the QEP Field Services Acquisition, we currently intend to make a proposal to the QEP Midstream conflicts committee to combine the Partnership and QEP Midstream in a unit-for-unit combination. The terms of any such combination have not been negotiated, and if pursued, we expect that it would be subject to the review and approval of the board of our general partner, the QEP Midstream conflicts committee and the QEP Midstream common unitholders. We cannot predict whether the terms of a potential combination will be agreed upon by our general partner, the QEP Midstream conflicts committee or the QEP Midstream common unitholders, the timing or final structure of any potential transaction or whether a combination will occur at all.

We may be unsuccessful in integrating the operations of the assets we have acquired or of any future acquisitions, such as the QEP Field Services Acquisition and the potential combination with QEP Midstream, or in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and business. The acquisition component of our growth strategy depends on the successful integration of these acquisitions. We face numerous risks and challenges to successful integration of acquired businesses, including the following:

•	the potential for unexpected costs, delays and challenges that may arise in integrating acquisitions into our existing business;

•	limitations on our ability to realize the expected cost savings and synergies from an acquisition;

•	challenges related to integrating acquired operations that have management teams and company cultures that differ from our own;

•	challenges related to the integration of businesses that operate in new geographic areas, including difficulties in identifying and gaining access to customers in new markets;

•	challenges with respect to the gathering assets we acquire, such as expeditiously connecting customers’ wells to the gathering system;

•	difficulties of managing operations outside of our existing core business, which may require development of additional skills and competencies; and

•	discovery of previously unknown liabilities following an acquisition associated with the acquired business or assets for which we cannot receive reimbursement under applicable indemnification provisions.

As a result of the QEP Field Services Acquisition and the potential combination with QEP Midstream, we anticipate that the scope and size of our operations and business will substantially change. We cannot provide assurance that our expansion in size and into the midstream natural gas and NGL industry will be successful.

We anticipate that the QEP Field Services Acquisition and the potential combination with QEP Midstream will substantially expand the scope and size of our business by adding substantial midstream natural gas and NGL assets and operations to our existing assets and operations. Prior to the QEP Field Services Acquisition, our operations consisted of gathering crude oil and distributing, transporting and storing crude oil and refined products. Although we and QEP Field Services operate in many of the same regions, QEP Field Services’ operations focus on providing natural gas gathering, processing, treating and transportation services and NGL fractionation and transportation services, which is a new line of business for us. Operating midstream natural gas and NGL assets requires different operating strategies and managerial expertise than our current operations and natural gas and NGL operations are subject to additional or different regulatory requirements. At June 30, 2014, QEP Field Services’ business included 262 employees and its gathering systems included approximately 2,262 miles of pipeline. QEP Field Services also owns approximately 58% of the issued and outstanding partnership interests of QEP Midstream. Consequently, we may not be able to successfully integrate QEP Field Services’ operations into our existing operations, successfully manage this new line of business or to realize the expected economic benefits of the QEP Field Services Acquisition and the potential combination with QEP Midstream, which may have a material adverse effect on our business, financial condition and results of operations, including our distributable cash flow.

We may not be able to obtain debt financing for the QEP Field Services Acquisition on expected or acceptable terms, which could make the QEP Field Services Acquisition less accretive.

We intend to finance the QEP Field Services Acquisition with the proceeds of this offering and our Senior Notes Offering and borrowings under our New Credit Agreement. The assumptions underlying our estimate that the QEP Field Services Acquisition will be accretive to our distributable cash flow includes assumptions about the interest rate we will be able to obtain in connection with the issuance of the New Notes in our Senior Notes Offering. We may not be able to issue the New Notes on expected or acceptable terms, in which case we would fund a portion of the QEP Field Services Acquisition through the Bridge Facility, which would make the QEP Field Services Acquisition less accretive.

We may not have accurately estimated the benefits or synergies to be realized from the QEP Field Services Acquisition.

Our expected benefits and synergies from the QEP Field Services Acquisition may not be realized if our cash flow estimates associated with QEP Field Services’ assets are materially inaccurate or if we fail to identify operating problems or liabilities prior to closing. We have performed an inspection of assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and our estimates are inherently uncertain. There could also be environmental or other problems that were not discovered in the course of our due diligence and inspections. If problems are identified after closing of the QEP Field Services Acquisition, the MIPA provides for limited recourse against QEP Field Services.

In addition, our estimate of the required working capital for QEP Field Services’ business and targeted working capital set forth in the MIPA may not be sufficient for the actual working capital needs of the QEP Field Services business. If our estimate of the targeted working capital was lower than the actual needs of the acquired business, we could be required to fund such additional working capital needs out of other operating cash flows or borrowings under our New Credit Agreement.

If we are successful in completing the Transactions, our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations.

As of June 30, 2014, as adjusted for the Refinancing Transactions, we would have had $13.2 million of borrowings and $0.3 million in letters of credit outstanding under our Existing Credit Agreement, resulting in total unused credit availability of $561.5 million. As of June 30, 2014, after giving pro forma effect to the Transactions, we would have had $359.2 million of borrowings and $0.3 million in letters of credit outstanding under our New Credit Agreement, resulting in total unused credit availability of $540.5 million. In addition, as of June 30, 2014, we had $1,150.0 million outstanding in aggregate principal amount relating to our 5.875% Senior Notes due 2020 and our 6.125% Senior Notes due 2021. Our indebtedness could adversely affect our business, financial condition, results of operations and cash flows, including, without limitation, impairing our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general partnership purposes or our ability to make distributions to our unitholders. In addition, we will have to use a substantial portion of our cash flow to pay principal, premium (if any) and interest on the New Notes and our other indebtedness which will reduce the funds available to us for other purposes. Our level of indebtedness will also make us more vulnerable to economic downturns and adverse industry conditions, and may compromise our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors.

The QEP Field Services Acquisition could result in unexpected disruptions on the combined business.

In response to the announcement of the QEP Field Services Acquisition, QEP Field Services’ customers may cease or reduce their business with QEP Field Services, which could negatively affect our combined business operations. Similarly, current or prospective employees of us or of QEP Field Services may experience uncertainty about their future roles with the combined entity. This may adversely affect our ability to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of our respective management teams away from day-to-day operations during the negotiation and pendency of the QEP Field Services Acquisition could have an adverse effect on the financial condition and operating results of either us or QEP Field Services.

Our historical and pro forma combined consolidated financial information and operating data may not be representative of our results as a combined company.

The pro forma combined consolidated financial information included and incorporated by reference in this prospectus supplement is constructed from the consolidated historical financial statements of TLLP, the combined statements of revenues and direct operating expenses of the Northwest Products System and the financial statements of QEP Field Services, and does not purport to be indicative of the future results of operations of the combined companies. Therefore, our pro forma combined consolidated financial information included and incorporated by reference in this prospectus supplement may not be representative of our results as a combined company. The pro forma combined consolidated financial information incorporated by reference in this prospectus supplement is also based in part on certain assumptions regarding the Northwest Products System Acquisition, the QEP Field Services Acquisition and the transactions relating thereto that we believe are reasonable. We cannot assure you, however, that our assumptions will prove to be accurate. Accordingly, the historical and pro forma combined consolidated financial information included and incorporated by reference in this prospectus supplement may not be indicative of what our results of operations and financial condition would have been had we been a consolidated entity during the periods presented, or what our results of operations and financial conditions will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Our pro forma condensed combined consolidated financial information includes a preliminary allocation of the estimated purchase price for the QEP Field Services Acquisition. The price was allocated based on a preliminary assessment of the fair value of the assets acquired and liabilities assumed, pending the completion of an independent appraisal and other evaluations. We cannot currently estimate the value of the purchase price to be allocated to property, plant and equipment, goodwill, identifiable intangible assets, noncontrolling interest or any other noncurrent assets or liabilities at this time. Additionally, the results of the pending appraisal may reflect a value for certain customer contracts, environmental liabilities, or other identifiable intangible assets, the quantification of which cannot be determined at this time. Further, as the QEP Field Services Acquisition has not closed, certain amounts of working capital and other closing adjustments reflected in the pro forma adjustments are not final.

The QEP Field Services Acquisition may be completed on different terms from those contained in the MIPA.

Prior to the completion of the QEP Field Services Acquisition, we and QEP Field Services may, by mutual agreement, amend or alter the terms of the MIPA, including with respect to, among other things, the consideration payable by us to QEP Field Services or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof. Any such amendments or alterations may have negative consequences to us, including, among other things, reducing our distributable cash flow. In addition, the Vermillion Complex is the subject of a right of first refusal with a third party. We cannot control whether the third party will validly exercise their right of first refusal. If such right of first refusal is validly exercised, we will not obtain the Vermillion Complex, which could have a disruptive effect on the combined business.

Risks Related to QEP Field Services’ Business

The risks described below are what we believe to be the principal risks faced by QEP Field Services’ business and of which we are currently aware. If we successfully complete the QEP Field Services Acquisition and any of these risks were to occur, QEP Field Services’ business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

Because of the natural decline in production from existing wells in QEP Field Services’ areas of operation, QEP Field Services’ success depends, in part, on producers replacing declining production and on its ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas and crude oil that QEP Field Services gathers, processes, treats or transports or in the volumes of NGL that QEP Field Services fractionates could adversely affect its business and operating results.

The natural gas and crude oil volumes that support QEP Field Services’ business depend on the level of production from the wells connected to its systems, which may be less than expected and will naturally decline over time. As a result, QEP Field Services’ cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on QEP Field Services’ gathering systems and processing, treating and fractionation facilities, new sources of natural gas and crude oil must be connected to its systems. The primary factors affecting QEP Field Services’ ability to obtain non-dedicated sources of natural gas and crude oil include (i) the level of successful drilling activity in its areas of operation, (ii) its ability to compete for volumes from successful new non-dedicated wells and (iii) its ability to compete successfully for volumes from sources connected to other systems.

We have no control over the level of drilling activity in QEP Field Services’ areas of operation, the amount of reserves associated with wells connected to its systems or the rate at which production from a well declines. In addition, we have no control over producers or their drilling or production decisions, which are affected by, among other things:

•	prevailing and projected prices of oil, natural gas and NGL;

•	demand for oil, natural gas and NGL;

•	levels of reserves;

•	geological considerations;

•	environmental or other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing;

•	the availability of drilling rigs and other costs of production and equipment; and

•	the availability and cost of capital.

Fluctuations in energy prices can also greatly affect the development of oil and natural gas reserves. Drilling and production activity generally decreases as oil and natural gas prices decrease. Declines in oil, natural gas and NGL prices could have a negative impact on exploration, development and production activity, and if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in QEP Field Services’ areas of operation could lead to reduced utilization of its assets. Increases in natural gas prices and decreases in NGL prices could impact processing margins.

Because of these and other factors, even if oil and natural gas reserves are known to exist in areas served by QEP Field Services’ assets, producers may choose not to develop those reserves. If reductions in drilling activity result in QEP Field Services’ inability to maintain the current levels of throughput on its gathering systems and processing, treating and fractionation facilities, those reductions could reduce QEP Field Services’ revenue and cash flow and have a material adverse effect on its business, results of operations and financial condition.

We do not intend to obtain independent evaluations of oil and natural gas reserves connected to QEP Field Services’ gathering systems on a regular or ongoing basis; therefore, in the future, volumes of oil and natural gas on such systems could be less than anticipated.

We do not intend to obtain independent evaluations of oil and natural gas reserves connected to QEP Field Services’ systems on a regular or ongoing basis. Accordingly, we may not have independent estimates of total reserves dedicated to some or all of such systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to QEP Field Services’ gathering and transportation systems are less than anticipated and we are unable to secure additional sources of oil or natural gas, it could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

QEP Field Services’ success depends on drilling activity and on its ability to attract and maintain customers in a limited number of geographic areas.

A significant portion of QEP Field Services’ assets is located in the Green River, Uinta and Williston basins, and we intend to focus future capital expenditures relating to its business largely on developing its business in these areas. As a result, QEP Field Services’ financial condition, results of operations and cash flows are significantly dependent upon the demand for its services in these areas. Due to QEP Field Services’ focus on these areas, an adverse development in oil or natural gas production from these areas would have a significantly greater impact on its financial condition and results of operations than if expenditures were spread more evenly over a wider geographic area. For example, a change in the rules and regulations governing operations in or around the Green River, Uinta or Williston basins could cause producers to reduce or cease drilling or to permanently or temporarily shut-in their production within the area, which could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

QEP Field Services may not be able to increase its throughput and resulting revenue due to competition and other factors, which could limit its ability to grow.

Part of our strategy for QEP Field Services includes diversifying its customer base by identifying opportunities to offer services to new customers. For the year ended December 31, 2013 and the six months ended June 30, 2014, QEP Field Services’ top two customers (including QEP) accounted for over 54% and 58%, respectively, of its revenue. QEP Field Services’ ability to increase its gathering and processing throughput and resulting revenue is subject to numerous factors beyond its control, including competition from third parties and the extent to which QEP Field Services has available capacity when other shippers require it. To the extent that QEP Field Services lacks available capacity on its systems for additional volumes, QEP Field Services may not be able to compete effectively with third-party systems for additional oil and natural gas production in its areas of operation.

QEP Field Services’ efforts to attract new customers may be adversely affected by its desire to provide services pursuant to fee-based contracts. QEP Field Services’ potential customers may prefer to obtain services pursuant to other forms of contractual arrangements under which QEP Field Services would be required to assume increased direct commodity exposure.

From time to time, QEP Field Services is involved in litigation, claims and other proceedings that could have a material adverse effect on its business, results of operations and financial condition.

From time to time, QEP Field Services is involved in litigation, claims and other proceedings relating to the conduct of its business, including but not limited to, claims related to the operation of its assets and the services QEP Field Services provides to its customers, as well as claims relating to environmental and regulatory matters. The uncertainties of litigation and the uncertainties related to the collection of insurance and indemnification coverage make it difficult to accurately predict the ultimate financial effect of these claims. If QEP Field Services is unsuccessful in defending a claim or elect to settle a claim, it could incur costs that could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition. Additionally, QEP Field Services insurance coverage may be insufficient to cover adverse judgments against it.

QEP Field Services is the subject of ongoing litigation with Questar Gas Company (“QGC”), Questar Gas Company v. QEP Field Services Company, Civil No. 120902969, Third Judicial District Court, State of Utah. QEP Field Services’ former affiliate QGC filed its complaint in state court in Utah on May 1, 2012, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, and an accounting and declaratory judgment related to a 1993 gathering agreement (“1993 Agreement”) executed when QEP Field Services and QGC were affiliates. Specific monetary damages are not asserted. Under the 1993 Agreement, certain of QEP Field Services’ systems provided gathering services to QCG and QEP Field Services charged an annual gathering rate that is based on the cost of service. QGC is disputing the annual calculation of the gathering rate. The annual gathering rate has been calculated in the same manner under the 1993 Agreement since it was amended in 1998, without any prior objection or challenge by QGC. At the closing of QEP Midstream’s IPO, the assets and the 1993 Agreement were assigned by QEP Field Services to QEP Midstream. QGC netted the disputed amount from its monthly payments of the gathering fees to QEP Field Services and has continued to net such amounts from its monthly payments to QEP Midstream. As of June 30, 2014, QEP Midstream has deferred revenue of $11.6 million related to the QGC disputed amount. QEP Field Services has filed counterclaims seeking damages and declaratory judgment relating to QEP Field Services’ gathering services under the 1993 Agreement. QGC may seek to amend its complaint to add QEP Midstream as a defendant in the litigation. Although QEP Midstream is currently entitled to indemnification by QEP and QEP Field Services for costs, expenses and other losses incurred by QEP Midstream in connection with the QGC dispute, its right to indemnification is expected to terminate in connection with the closing of the QEP Field Services Acquisition.

XTO filed a complaint in Utah state court on January 30, 2014, XTO Energy Inc. v. QEP Field Services Company, Civil No. 140900709, Third Judicial District Court, State of Utah, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, unjust enrichment and an accounting and declaratory judgment related to a 2010 gas processing agreement (the “XTO Agreement”). QEP Field Services processes XTO’s natural gas on a firm basis under the XTO Agreement. The XTO Agreement requires QEP Field Services to transport, fractionate and market XTO’s NGLs derived from XTO’s processed gas. XTO is disputing QEP Field Services allocation of charges related to XTO’s share of NGL transportation and fractionation costs associated with shortfalls in contractual firm processing volumes. XTO is seeking damages, but specific monetary damages have not been asserted.

QEP Field Services’ business, results of operations and financial condition are affected by the volatility of oil, natural gas and NGL prices.

QEP Field Services is subject to significant risks associated with frequent and often substantial fluctuations in commodity prices. In the past, the prices of oil, natural gas and NGL have been volatile, and we expect this volatility to continue. The markets and prices for oil, natural gas and NGL depend upon factors beyond our control. These factors include the supply of and demand for oil, natural gas and NGL, which fluctuate with changes in market and economic conditions and other factors, including:

•	worldwide economic conditions;

•	worldwide political events, including actions taken by foreign oil and natural gas producing nations;

•	worldwide weather events and conditions, including natural disasters and seasonal changes;

•	the level of domestic oil, natural gas and NGL production;

•	demand for natural oil, gas and NGL products in local and national markets;

•	changes in interstate pipeline gas quality specifications;

•	the availability of transportation systems with adequate capacity;

•	imports and exports of crude oil, natural gas and NGL;

•	government regulation, legislation and policies;

•	the volatility and uncertainty of regional pricing differentials;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	fluctuations in demand from electric power generators and industrial customers; and

•	the anticipated future prices of natural gas, NGL, crude oil and other commodities.

For the three months ended March 31, 2014, approximately 37% of QEP Field Services’ revenue was earned under commodity-based contracts that are directly affected by changes in NGL product prices and natural gas prices, and thus are more sensitive to volatility in commodity prices than QEP Field Services’ fee-based contracts. Additionally, QEP Field Services’ purchase and resale of NGL and natural gas in the ordinary course of business exposes it to significant risk of volatility in commodity prices due to the potential difference in the time of the purchases and sales and the potential existence of a difference in the commodity prices associated with each transaction. Significant declines in commodity prices could have an adverse impact on cash flows from operations that could result in non-cash impairments of long-lived assets. It is our current intent to seek to substantially mitigate this commodity price exposure risk through a commercial contractual arrangement with Tesoro in connection with or shortly after the closing of the QEP Field Services Acquisition. However, there can be no assurances that we will be able to reach agreement on such an arrangement or that if we do agree on such an arrangement, that it will be effective in mitigating any or substantially all of such commodities price risk.

QEP Field Services’ industry is highly competitive, and increased competitive pressure could adversely affect QEP Field Services’ ability to grow its business and operating results.

QEP Field Services competes with other midstream companies in its areas of operation. Some of QEP Field Services’ competitors are large companies that have greater financial, managerial and other resources than it does. In addition, some of QEP Field Services’ competitors have assets in closer proximity to oil and natural gas supplies and have available idle capacity in existing assets that would not require new capital investments for use. QEP Field Services’ competitors may expand or construct gathering systems and processing, treating and fractionation facilities that would create additional competition for the services QEP Field Services provides to its customers. In addition, QEP Field Services’ customers may develop their own gathering systems and processing, treating and fractionation facilities in lieu of using QEP Field Services’. QEP Field Services’ ability to renew or replace existing contracts with its customers at rates sufficient to maintain current revenue and cash flow could be adversely affected by the activities of QEP Field Services’ competitors and customers. All of these competitive pressures could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

QEP Field Services’ contracts are subject to renewal risks.

QEP Field Services gathers the oil and gathers, processes, treats or transports the natural gas and fractionates and transports the volumes of NGL on its assets under contracts with terms of various durations. As these contracts expire, QEP Field Services may have to negotiate extensions or renewals with existing suppliers and customers or enter into new contracts with other suppliers and customers. QEP Field Services may not be able to obtain new contracts on favorable commercial terms, if at all. QEP Field Services also may be unable to maintain the economic structure of a particular contract with an existing customer or maintain the overall mix of its contract portfolio. For example, QEP Field Services is party to a gas conditioning agreement, or the Gas Conditioning Agreement, with QEP Midstream whereby QEP Midstream has agreed to make available to QEP Field Services at one or more of QEP Field Services’ processing complexes certain natural gas volumes that QEP Midstream has gathered pursuant to “life-of-reserves” and long-term agreements with producer customers. Pursuant to the terms of the Gas Conditioning Agreement, QEP Field Services has been assigned QEP

Midstream’s conditioning and processing rights in the underlying gathering agreements. If QEP Midstream terminates the Gas Conditioning Agreement, which it may do at any time upon 30 days’ written notice, or QEP Midstream amends an underlying gathering agreement (for example, converting a “life-of-reserves” agreement to an annual agreement) or an underlying gathering agreement with QEP Midstream is terminated or not renewed, there may be a material adverse impact on the volume of natural gas that QEP Field Services processes. QEP Field Services’ inability to renew its existing contracts on terms that are favorable to QEP Field Services, or at all, or to successfully manage its overall contract mix over time may have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

Some of QEP Field Services’ gathering and processing agreements contain provisions that can reduce the cash flow stability that the agreements were designed to achieve.

Several of QEP Field Services’ gathering and processing agreements contain minimum volume commitments that are designed to generate stable cash flows to QEP Field Services from its customers over a specified period of time, while also minimizing direct commodity price risk. Under these minimum volume commitments, QEP Field Services’ customers agree to ship a minimum volume of oil or natural gas on QEP Field Services’ gathering systems or to process a minimum volume of natural gas at QEP Field Services’ processing complexes over certain periods during the term of the agreement. In addition, certain of QEP Field Services’ gathering and processing agreements also include an aggregate minimum volume commitment, which is a total amount of oil or natural gas that the customer must transport on QEP Field Services’ gathering systems or process natural gas at QEP Field Services’ processing complexes over a term specified in the agreement. In these cases, once a customer achieves its aggregate minimum volume commitment, any remaining future minimum volume commitments will terminate and the customer will then simply pay the applicable gathering or processing rate multiplied by the actual throughput volumes shipped or volumes processed.

If a customer’s actual throughput volumes are less than its minimum volume commitment for the applicable period, it must make a deficiency payment to QEP Field Services at the end of that contract year or the term of the minimum volume commitment, as applicable. The amount of the deficiency payment is based on the difference between the actual throughput volume shipped or processed for the applicable period and the minimum volume commitment for the applicable period, multiplied by the applicable gathering or processing fee. To the extent that a customer’s actual throughput volumes or volumes processed are above or below its minimum volume commitment for the applicable period, several of QEP Field Services’ gathering and processing agreements with minimum volume commitments contain provisions that allow the customer to use the excess volumes or the shortfall payment to credit against future excess volumes or future shortfall payments in subsequent periods. These provisions include the following:

•	To the extent that a customer’s throughput volumes are less than its minimum volume commitment for the applicable period and the customer makes a deficiency payment, it is entitled to an offset in one or more subsequent periods to the extent that its throughput volumes in subsequent periods exceed its minimum volume commitment for those periods. In such a situation, QEP Field Services would not receive gathering or processing fees on throughput in excess of a customer’s applicable minimum volume commitment (depending on the terms of the specific gathering or processing agreement) to the extent that the customer had made a deficiency payment with respect to one or more preceding years.

•	To the extent that a customer’s throughput volumes or volumes processed exceed its minimum volume commitment in the applicable period, it is entitled to apply the excess throughput against its aggregate minimum volume commitment, thereby reducing the period for which its annual minimum volume commitment applies.

•

To the extent that a customer’s throughput volumes exceed its minimum volume commitment for the applicable period, there is a crediting mechanism that allows the customer to build a “bank” of credits that it can utilize in the future to reduce deficiency payments owed in subsequent periods, subject to expiration if there is no deficiency payment owed in subsequent periods. The period over which this credit bank can be applied to future deficiency payments varies, depending on the particular gathering agreement.

Under certain circumstances, some or all of these provisions can apply in combination with one another. It is possible that the combined effect of these mechanisms could result in QEP Field Services receiving reduced revenue or cash flows from one or more customers in a given period.

QEP Field Services depends on a relatively limited number of customers for a significant portion of its revenue. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

A significant percentage of QEP Field Services’ revenue is attributable to a relatively limited number of customers. For example, QEP Field Services’ top two customers (including QEP) accounted for over 54% and 58% of its revenue for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. QEP Field Services has contracts with each of these customers of varying duration and commercial terms. QEP Field Services also incurs expenses on behalf of its customers under certain contracts, and these customers have agreed to reimburse it for those expenses. If QEP Field Services is unable to renew its contracts with one or more of these customers on favorable terms, QEP Field Services may not be able to replace these customers in a timely fashion, on favorable terms or at all. In addition, some of QEP Field Services’ customers may have material financial or liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better-capitalized companies. Any material nonpayment or nonperformance by any of QEP Field Services’ key customers could have a material adverse effect on its business, results of operations and financial condition. QEP Field Services’ exposure to concentrated risk of non-payment or non-performance should continue as long as it remains substantially dependent on a relatively limited number of customers for a substantial portion of its revenue.

If third-party pipelines or other midstream facilities connected to QEP Field Services’ gathering or transportation systems become partially or fully unavailable, or if the volumes QEP Field Services gathers or transports do not meet the quality specifications of such pipelines or facilities, QEP Field Services’ business, results of operations and financial condition could be adversely affected.

QEP Field Services’ gathering, processing and transportation systems connect to other pipelines or facilities owned and operated by third parties, such as the Kern River Gas Transmission Company Pipeline, the Northwest Pipeline, the Rockies Express Pipeline and others. The continuing operation of such third-party pipelines and other midstream facilities is not within QEP Field Services’ control. These pipelines and other midstream facilities may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, regulatory requirements and curtailments of receipt or deliveries due to insufficient capacity or because of damage from severe weather conditions or other operational issues. In addition, if the costs to QEP Field Services to access and transport on these third-party pipelines significantly increase, QEP Field Services’ profitability could be reduced. If any such increase in costs occurs, if any of these pipelines or other midstream facilities become unable to receive, transport or process natural gas, or if the volumes QEP Field Services gathers or transports do not meet the natural gas quality requirements of such pipelines or facilities, QEP Field Services’ business, results of operations and financial condition could be adversely affected.

Certain of QEP Field Services’ assets have been in service for several decades. There could be increased maintenance or repair expenses and downtime associated with QEP Field Services’ assets that could have an adverse effect on its business, operating results and financial condition.

Certain of QEP Field Services’ gathering systems and processing plants have been in service for several decades. The age and condition of QEP Field Services’ pipeline systems and processing plants could result in increased maintenance or repair expenditures, and any downtime associated with increased maintenance and repair activities could materially reduce QEP Field Services’ revenue. For example, in April 2014 QEP Field Services shut down its Emigrant Trail Complex in order to conduct maintenance on its facilities, thereby causing QEP Field Services to process those natural gas volumes at its Blacks Fork Complex. Any significant increase in maintenance and repair expenditures or loss of revenue due to the age or condition of QEP Field Services’ assets could have an adverse effect on its business, results of operations and financial condition.

QEP Field Services’ business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which QEP Field Services is not adequately insured, or if QEP Field Services fails to recover all anticipated insurance proceeds for significant accidents or events for which it is insured, QEP Field Services’ operations and financial results could be adversely affected.

QEP Field Services’ operations are subject to all of the risks and hazards inherent in the gathering of crude oil and the gathering, processing and treating of natural gas and in the fractionation of NGL, including:

•	damage to pipelines and plants, related equipment and surrounding properties and natural resources caused by natural disasters, acts of terrorism and actions by third parties;

•	damage from construction, vehicles, farm and utility equipment or other causes;

•	leaks of oil, natural gas, NGL and other hydrocarbons or regulated substances or losses of natural gas or NGL as a result of the malfunction of equipment or facilities;

•	ruptures, fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution or suspension of operations.

These and similar risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment, pollution or other damage. These risks may also result in curtailment or suspension of QEP Field Services’ operations or subject us to enforcement action, which may include the imposition of fines or penalties. A natural disaster or other hazard affecting the areas in which QEP Field Services’ operates could also have a material adverse effect on its operations. QEP Field Services is not fully insured against all risks inherent in its business. For example, QEP Field Services’ business interruption/loss of income insurance provides limited coverage in the event of damage to any of QEP Field Services’ facilities. In addition, although QEP Field Services is insured for environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, QEP Field Services may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which QEP Field Services is not fully insured, it could adversely affect QEP Field Services’ operations and financial condition. Furthermore, QEP Field Services may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of QEP Field Services’ insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, QEP Field Services may be unable to recover from prior owners or operators of its assets, pursuant to any indemnification rights, for potential environmental liabilities.

A shortage of skilled labor in the midstream industry could reduce labor productivity and increase costs, which could have a material adverse effect on QEP Field Services’ business and results of operations.

The gathering of hydrocarbons and the processing and treating of natural gas and the fractionation of NGL require skilled laborers in multiple disciplines such as equipment operators, mechanics and engineers, among others. QEP Field Services has from time to time encountered shortages for these types of skilled labor. If QEP Field Services experiences shortages of skilled labor in the future, its labor costs and overall productivity could be materially and adversely affected. If QEP Field Services’ labor costs increase or if it experiences materially increased health and benefit costs with respect to its general partner’s employees, QEP Field Services’ results of operations could be materially and adversely affected.

QEP Field Services does not own all of the land on which its pipelines, plants and related facilities are located, which could result in disruptions to QEP Field Services’ operations.

QEP Field Services does not own all of the land on which its pipelines, plants and related facilities are located, and it is, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if QEP Field Services does not have valid leases or rights-of-way or if such leases or rights-of-way lapse or terminate. QEP Field Services obtains the rights to construct and operate its pipelines on land owned by third parties and governmental agencies, and some of QEP Field Services agreements may grant it those rights for only a specific period of time. QEP Field Services’ loss of these rights, through its inability to renew right-of-way contracts or otherwise, could have a material adverse effect on QEP Field Services’ business, results of operations and financial condition.

Certain of QEP Field Services’ facilities are located on Native American tribal lands and are subject to various federal and tribal approvals and regulations, which may increase QEP Field Services’ costs and delay or prevent its efforts to conduct planned operations.

Various federal agencies within the U.S. Department of the Interior, particularly the Bureau of Indian Affairs, Bureau of Land Management, or BLM, and the Office of Natural Resources Revenue, along with each Native American tribe, promulgate and enforce regulations pertaining to natural gas and oil operations on Native American tribal lands. These regulations and approval requirements relate to such matters as drilling and production requirements and environmental standards. In addition, each Native American tribe is a sovereign nation having the right to enforce laws and regulations and to grant approvals independent from federal, state and local statutes and regulations. These tribal laws and regulations include various taxes, fees, requirements to employ Native American tribal members and other conditions that apply to operators and contractors conducting operations on Native American tribal lands. Persons conducting operations on tribal lands are generally subject to the Native American tribal court system. In addition, if QEP Field Services’ relationships with any of the relevant Native American tribes were to deteriorate, QEP Field Services could face significant risks to its ability to continue its operations on Native American tribal lands. One or more of these factors may increase QEP Field Services’ cost of doing business on Native American tribal lands and impact the viability of, or prevent or delay QEP Field Services’ ability to conduct, its natural gas and oil gathering operations on such lands.

Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas production by QEP Field Services’ customers, which could adversely impact QEP Field Services’ revenue.

QEP Field Services does not conduct hydraulic fracturing operations, but substantially all of its customers’ natural gas production is developed from unconventional sources, such as shales, that require hydraulic fracturing as part of the completion process. Hydraulic fracturing is an essential and common practice in the oil and natural gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The process is typically regulated by state oil and natural gas commissions. Some states, including those in which QEP Field Services operates, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction and other requirements on hydraulic fracturing operations. In addition, a number of federal agencies, including the Environmental Protection Agency (the “EPA”) and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing, and have asserted certain federal regulatory authority over the process. Moreover, Congress from time to time has proposed legislation to more closely and uniformly regulate hydraulic fracturing at the federal level. If new laws or regulations that significantly restrict or impose new requirements on or ban hydraulic fracturing are adopted, it would become more difficult or costly for QEP Field Services’ customers to perform fracturing to stimulate production from tight formations. Restrictions, new requirements or bans on hydraulic fracturing affecting jurisdictions in which

QEP Field Services operates could also reduce the volume of natural gas that QEP Field Services’ customers produce, and could thereby adversely affect QEP Field Services’ revenue and results of operations.

QEP Field Services’ construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect QEP Field Services’ results of operations and financial condition.

One of the ways QEP Field Services intends to grow its business in the near to medium term is through organic growth projects. The construction of additions or modifications to QEP Field Services’ existing gathering systems and processing, treating and fractionation facilities and the construction of new midstream assets involve numerous regulatory, environmental, political, legal and economic uncertainties that are beyond QEP Field Services’ control. Some of such expansion projects will also require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms or at all. If QEP Field Services undertakes these projects, they may not be completed on schedule, at the budgeted cost, or at all. Moreover, QEP Field Services’ revenue may not increase immediately upon the expenditure of funds on a particular project.

For instance, if QEP Field Services expands a pipeline, the construction may occur over an extended period of time, yet QEP Field Services will not receive any material increases in revenue until the project is completed and placed into service. Moreover, QEP Field Services could construct facilities to capture anticipated future growth in production in a region in which such growth does not occur or only occurs over a period materially longer than expected. Since QEP Field Services is not engaged in the exploration for and development of natural gas and oil reserves, it often does not have access to third-party estimates of potential reserves in an area prior to constructing facilities in that area. To the extent QEP Field Services relies on estimates of future production in its decision to construct additions to its gathering systems and processing, treating and fractionation facilities, such estimates may prove to be inaccurate as a result of the numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not attract enough throughput to achieve QEP Field Services’ expected investment return, which could adversely affect its results of operations and financial condition.

Moreover, the construction of additions to QEP Field Services’ existing gathering, processing and transportation assets may require it to obtain new rights-of-way or environmental authorizations. QEP Field Services may be unable to obtain such rights-of-way or authorizations and may, therefore, be unable to connect new natural gas volumes to its systems or to capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for QEP Field Services to obtain new rights-of-way or authorizations or to renew existing rights-of-way or authorizations and the time involved in obtaining them may be longer than expected. If the cost of renewing or obtaining new rights-of-way or authorizations or the time involved in doing so increases materially, QEP Field Services’ cash flows could be adversely affected.

The majority of QEP Field Services’ pipelines are not subject to regulation by the FERC; however, a change in the jurisdictional characterization of QEP Field Services’ assets, or a change in policy, could result in increased regulation of QEP Field Services’ assets, which could materially and adversely affect its financial condition, results of operations and cash flows.

A substantial majority of QEP Field Services’ assets include gas-gathering facilities or interests in gas-gathering facilities. Natural gas gathering facilities are expressly exempted from the FERC’s jurisdiction under the Natural Gas Act of 1938 (the “NGA”). Although the FERC has not made any formal determinations with respect to all of the facilities QEP Field Services considers to be gathering facilities, TLLP believes that QEP Field Services’ natural gas gathering pipelines meet the traditional tests that the FERC has used to determine if a pipeline is a gathering pipeline, and are therefore not subject to the FERC’s jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of substantial litigation and, over time, the FERC’s policy for determining which facilities it regulates has changed. In addition, the distinction between FERC-regulated transmission facilities, on the one hand, and gathering facilities, on the other, is a fact-based determination made by the FERC on a case-by-case basis. If the FERC were to consider the status of an individual facility and properly determine that the facility and/or services provided by it are subject to regulation by the FERC under the NGA or the Natural Gas Policy Act of 1978 (the “NGPA”), then such regulation could decrease revenue, increase operating costs and, depending upon the facility in question, adversely affect QEP Field Services’ results of operations and cash flows. In addition, if any of QEP Field Services’ facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties, a requirement to disgorge unjust profits (including charges collected for such service in excess of the rate established by the FERC), loss of the ability to charge market-based rates for its FERC jurisdictional services and being enjoined from engaging in certain future activities, all or any of which could negatively impact QEP Field Services’ business.

QEP Field Services’ gathering systems and processing, treating and fractionation facilities are subject to state regulation that could materially and adversely affect its operations and cash flows.

State regulation of gathering systems and processing, treating and fractionation facilities includes safety and environmental requirements. In addition, several of QEP Field Services’ gathering systems are also subject to non-discriminatory take requirements and complaint-based state regulation with respect to QEP Field Services’ rates and terms and conditions of service. State and local regulation may cause QEP Field Services to incur additional costs or limit its operations and may prevent QEP Field Services from choosing the customers to which it provides service, any or all of which could materially and adversely affect QEP Field Services’ operations and revenue.

Two of QEP Midstream’s pipelines are regulated by the FERC, which may adversely affect QEP Field Services’ revenue and results of operations.

QEP Midstream owns an interstate gas pipeline company, Rendezvous Pipeline Company, L.L.C. (“Rendezvous Pipeline”), which is regulated by the FERC under the NGA. The FERC has approved market-based rates for Rendezvous Pipeline allowing it to charge rates that customers will accept. If Rendezvous Pipeline, or any of QEP Midstream’s other assets, were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties, a requirement to disgorge unjust profits (including charges collected for such service in excess of the rate established by the FERC), loss of the ability to charge market-based rates for its FERC jurisdictional services and being enjoined from engaging in future activities that could negatively impact QEP Field Services’ business. The FERC has also established rules, policies and practices across the range of its natural gas regulatory activities, including, for example, policies on open access transportation, construction of new facilities, market transparency, market manipulation, ratemaking, capacity release, segmentation and market center promotion, which indirectly affect QEP Field Services’ business, and could materially and adversely affect its revenue.

QEP Midstream also owns a common carrier crude oil pipeline that is regulated by the FERC under the Interstate Commerce Act (the “ICA”) and the Energy Policy Act of 1992 (the “EPAct 1992”), and the rules and regulations promulgated under those laws. The FERC regulates the rates and terms and conditions of service, including access rights, for interstate shipments on QEP Midstream’s common carrier crude oil pipeline. As result of FERC regulation, QEP Midstream may not be able to choose its customers or recover some of its costs of service allocable to such interstate transportation service, which may adversely affect QEP Field Services’ revenue and results of operations.

TLLP believes that QEP Midstream’s other facilities are not subject to the FERC’s jurisdiction. However, if the FERC were to consider the status of any of the other QEP Midstream facilities and properly determine that such facility and/or services provided by it are subject to regulation by the FERC, then such regulation could decrease revenue, increase operating costs and, depending upon the facility in question, adversely affect QEP Field Services’ results of operations and cash flows. In addition, depending on the circumstances, QEP Midstream, and by extension TLLP, could be adversely impacted in the same ways described with respect to Rendezvous Pipeline Company or QEP Midstream’s ICA jurisdictional pipeline.

QEP Field Services is subject to stringent environmental laws and regulations that may expose it to significant costs and liabilities.

QEP Field Services’ natural gas gathering, processing and treating and NGL fractionation operations are subject to stringent and complex federal, state and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include:

•	the federal Clean Air Act (the “CAA”) and analogous state and tribal laws that restrict emissions of air pollutants from sources and impose obligations related to pre-construction activities and monitoring and reporting air emissions;

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws that regulate the cleanup of hazardous substances that may be or have been released at properties currently or previously owned or operated by QEP Field Services or at locations to which its wastes are or have been transported for treatment or disposal;

•	the Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws that regulate discharges from QEP Field Services’ facilities into state and federal waters, including wetlands;

•	the federal Resource Conservation and Recovery Act (the “RCRA”), and analogous state laws that impose requirements for the storage, treatment and disposal of solid and hazardous waste from QEP Field Services’ facilities;

•	the federal Endangered Species Act (the “ESA”), that restricts activities that may affect endangered and threatened species or their habitats; and

•	the federal Toxic Substances Control Act, also known as TSCA, and analogous state laws that impose requirements on the use, storage and disposal of various chemicals and chemical substances at QEP Field Services’ facilities.

These laws and regulations impose numerous obligations that are applicable to QEP Field Services’ operations, including the requirement to obtain permits to conduct regulated activities and to incur capital or operating expenditures to comply with applicable regulations or to limit or prevent releases of materials at or from its pipelines and facilities. They may also result in the imposition of substantial liabilities and remedial obligations for pollution resulting from QEP Field Services’ operations or at locations currently or previously owned or operated by QEP Field Services. Numerous governmental authorities, such as the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions or costly pollution control measures. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of QEP Field Services’ operations. In addition, QEP Field Services may experience a delay in obtaining or be unable to obtain required permits or regulatory authorizations, which may cause it to lose potential and current customers, interrupt its operations and limit its growth and revenue.

There is a risk that QEP Field Services may incur significant environmental costs and liabilities in connection with its operations due to historical industry operations and waste disposal practices, its handling of hydrocarbon and other wastes and potential emissions and discharges related to its operations. Joint and several, strict liability may be incurred, without regard to fault, under certain of these environmental laws and regulations in connection with discharges or releases of hydrocarbon wastes on, under or from QEP Field Services’

properties and facilities, many of which have been used for midstream activities for a number of years, oftentimes by third parties not under QEP Field Services’ control. Private parties, including the owners of the properties through which QEP Field Services’ gathering or transportation systems pass and facilities where its wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. For example, an accidental release from one of QEP Field Services’ pipelines could subject QEP Field Services to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury, property damage or natural resource damage as well as fines or penalties for related violations of environmental laws or regulations. In addition, changes in environmental laws occur frequently, and any such changes that result in additional permitting obligations or more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on QEP Field Services’ operations or financial position. QEP Field Services may not be able to recover all or any of these costs from insurance.

QEP Field Services may incur greater than anticipated costs and liabilities as a result of safety regulation, including pipeline integrity management program testing and related repairs.

Pursuant to the Natural Gas Pipeline Safety Act of 1968 and the Hazardous Liquid Pipeline Safety Act of 1979, as amended by the Pipeline Safety Act of 1992 (the “PSA”), the Accountable Pipeline Safety and Partnership Act of 1996 (the “APSA”), the Pipeline Safety Improvement Act of 2002 (the “PSIA”), the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 (the “PIPES Act”) and the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”), the Department of Transportation (the “DOT”), through the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), has adopted regulations requiring pipeline operators to develop integrity management programs for transmission pipelines located where a leak or rupture could do the most harm. The regulations require the operators of covered pipelines to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate gathering and transmission lines. QEP Field Services currently estimates that it will incur approximately $300,000 in costs during 2014 to complete the testing required by existing DOT regulations and their state counterparts. This estimate does not include the costs for any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial, or any lost cash flows resulting from shutting down QEP Field Services’ pipelines during the pendency of such repairs.

The 2011 Pipeline Safety Act, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of the DOT to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013, PHMSA adopted new rules increasing the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 from $100,000 to $200,000 per violation per day of violation, and also from

$1,000,000 to $2,000,000 for a related series of violations. Should QEP Field Services fail to comply with DOT or comparable state regulations, it could be subject to substantial penalties and fines. PHMSA has also published advanced notices of proposed rulemaking to solicit comments on the need for changes to its safety regulations, including whether to extend the integrity management requirements to additional types of facilities pipelines, such as gathering pipelines and related facilities. In addition, PHMSA published an advisory bulletin providing guidance on verification of records related to pipeline maximum operating pressure and allowable operating pressure, which could result in additional pressure testing of pipelines or the reduction of maximum operating pressures. The adoption of these and other laws or regulations that apply more comprehensive or stringent safety standards could require QEP Field Services to install new or modified safety controls, pursue added capital projects, or conduct maintenance programs on an accelerated basis, all of which could require QEP Field Services to incur increased operational costs that could be significant. While the outcome of legislative or regulatory initiatives cannot be predicted, such legislative and regulatory changes could have a material effect on its operations and cash flow.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the oil and natural gas services QEP Field Services provides.

In recent years, the U.S. Congress has considered legislation to restrict or regulate emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, that many scientists and policymakers have concluded are contributing to global warming. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as QEP Field Services’ gas-fired compressors could become subject to GHG-related regulation. Depending on the particular program, QEP Field Services could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from its operations.

The EPA also is beginning to adopt regulations controlling GHG emissions under its existing CAA authority. In response to its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, the EPA has adopted regulations that would restrict emissions of GHGs under existing provisions of the CAA that, among other things, establish monitoring and reporting requirements for large greenhouse gas emission sources, including for petroleum and natural gas facilities. QEP Field Services monitors and reports its GHG emissions. However, operational or regulatory changes could require additional monitoring and reporting at some or all of QEP Field Services’ other facilities, or require reports of GHG emissions at a future date. In addition, in March 2014, the Obama administration announced a strategy to reduce methane emissions that includes an EPA assessment in the spring of 2014 of several potentially significant sources of methane emissions from the oil and gas sector, to be followed by an EPA determination in the fall of 2014 of how best to pursue further methane reductions from these sources and, if additional regulations are to be developed in order to achieve those reductions, completion of any such regulations by the end of 2016. These and other GHG regulations that may be implemented or legislation that may be enacted could require us to incur increased costs.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact QEP Field Services’ business, any future federal or state laws or implementing regulations that may be adopted to address GHG emissions could require QEP Field Services to incur increased operating costs and could adversely affect demand for the natural gas QEP Field Services gathers or otherwise handles in connection with its services. The potential increase in the costs of QEP Field Services’ operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain QEP Field Services’ facilities, install new emission controls on its facilities, acquire allowances to authorize its GHG emissions, pay any taxes related to its GHG emissions and administer and manage a GHG emissions program. While QEP Field Services may be able to include some or all of such increased costs in the rates charged by its pipelines or other facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas, resulting in a decrease in demand for QEP Field Services’ services. How these possibilities may affect QEP Field Services’ operations cannot be predicted with any certainty at this time.

The adoption and implementation of new statutory and regulatory requirements for derivative transactions could have an adverse impact on QEP Field Services’ ability to hedge risks associated with its business and increase the working capital requirements to conduct these activities.

In July 2010 federal legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), was enacted to establish federal oversight and regulation of the over-the-counter, or OTC, derivatives market and entities, such as QEP Field Services, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”), the SEC and other regulatory authorities to promulgate certain rules and regulations, including rules and regulations relating to the regulation of certain swaps entities, the clearing of certain swaps through central counterparties, the execution of certain swaps on designated contract markets or swap execution facilities, the reporting and recordkeeping of swaps and expanded enforcement such as establishing position limits. While certain regulations have been promulgated and are already in effect, the rulemaking and implementation process is still ongoing, the ultimate effect of the rules and regulations on QEP Field Services’ business cannot be predicted.

The CFTC previously established position limits on certain core futures and equivalent swaps contracts in the natural gas and other markets, with exceptions for certain bona fide hedging transactions. The CFTC’s original position limits were vacated by a federal district court on September 28, 2012. On November 5, 2013, the CFTC proposed a new rulemaking on position limits and aggregation; however, it is uncertain at this time whether, when, and to what extent the CFTC’s position limits rules will become final and effective.

In December 2012, the CFTC published final rules regarding mandatory clearing of certain classes of interest rate swaps and certain classes of index credit swaps and setting compliance dates of March 11, 2013, June 10, 2013, and, for commercial end-users of swaps, September 9, 2013. At this time, the CFTC has not proposed any rules designating other classes of swaps, including physical commodity swaps, for mandatory clearing. Mandatory trading on designated contract markets or swap execution facilities of certain interest rate swaps and index credit default swaps began in February 2014. Although QEP Field Services may qualify for the end-user exception from the mandatory clearing and trade execution requirements for its swaps entered into to hedge commercial risks, mandatory clearing and trade execution requirements applicable to other market participants, such as swap dealers, may change the cost and availability of the swaps that QEP Field Services uses for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulatory authorities may require QEP Field Services’ counterparties to require that QEP Field Services enter into credit support documentation and/or post collateral; however, the proposed margin rules are not yet final, and therefore the application of those rules to QEP Field Services is uncertain at this time.

The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect QEP Field Services’ available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that QEP Field Services encounters, and increase QEP Field Services exposure to less creditworthy counterparties. The Dodd-Frank Act may also materially affect QEP Field Services’ customers and materially and adversely affect the demand for the services of QEP Field Services. Finally, if QEP Field Services fails to comply with applicable laws, rules or regulations, we may be subject to fines, cease-and-desist orders, civil and criminal penalties or other sanctions.

USE OF PROCEEDS

The table below sets forth the estimated sources and uses of funds in connection with the Transactions (and after the funds are released from escrow, if applicable) assuming the Transactions were consummated as of June 30, 2014. Actual amounts will vary from the estimated amounts shown below depending on several factors, including, among others, changes in our cash and cash equivalents balances and changes in QEP Midstream’s indebtedness between June 30, 2014 and the actual closing dates of the Transactions, accrued interest subsequent to June 30, 2014, changes made to the sources of the contemplated financings, including fluctuations in the amount of proceeds received from the Senior Notes Offering, and differences from our estimated fees and expenses. You should read the following together with the information included under the headings “Summary—The Transactions” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Information,” included elsewhere in this prospectus supplement.

Sources of Funds:		Uses of Funds:
	(dollars in millions)		(dollars in millions)
Proceeds from Senior Notes Offering and cash on hand(1)	$1,057	QEP Field Services Acquisition purchase price(5)	$2,500
Common units offered hereby(2)	1,149	Estimated Transactions fees and expenses(6)	84
Borrowings under our New Credit Agreement(3)	346
GP contribution(4)	24
Cash from the balance sheet	8

Total sources of funds	$2,584	Total uses of funds	$2,584

(1)	Includes gross proceeds of our 2019 Senior Notes and our 2022 Senior Notes prior to initial purchasers’ discounts and estimated offering expenses, after giving effect to the use of a portion of the proceeds from our 2019 Senior Notes to repay $243.0 million of our outstanding indebtedness under our Existing Credit Agreement. If the escrow conditions are not satisfied on or prior to December 31, 2014, subject to monthly extensions until February 28, 2015, our 2022 Senior Notes will be subject to a special mandatory redemption at a redemption price of 100% of the initial issue price of our 2022 Senior Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

Cash on hand represents the portion of the proceeds from our 2019 Senior Notes to be used for general partnership purposes as described above, which amount will be used to fund a portion of the purchase price for the QEP Field Services Acquisition upon consummation of such acquisition, if it occurs.

If the Senior Notes Offering is not consummated, is not consummated in full or we receive less proceeds than anticipated from such Senior Notes Offering, we may need to draw on the Bridge Facility pursuant to our Debt Commitment Letter or borrow additional amounts under our New Credit Agreement to fund the purchase price for the QEP Field Services Acquisition which would correspondingly change the sources and uses of funds set forth in the table above.

(2)	Gross proceeds prior to underwriting discounts and estimated offering expenses. Includes the purchase by Tesoro of 8,700,191 of our common units in this offering for approximately $500.0 million. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner or its affiliates.

The gross proceeds do not reflect the issuance of up to 3,000,000 additional common units that we may sell in this offering if the underwriters exercise their over-allotment option to purchase additional common units, the proceeds of which would be used to fund a portion of the purchase price of the QEP Field Services Acquisition (which would reduce the borrowings under our New Credit Agreement to fund a portion of the purchase price for the QEP Field Services Acquisition described above by a corresponding amount), or if the over-allotment option is exercised after the closing of the QEP Field Services Acquisition, then for general partnership purposes. If the QEP Field Services Acquisition does not close, we intend to use the net proceeds of this offering for general partnership purposes, including announced or potential growth capital expenditures, for potential repurchases of our common units, or for other potential future acquisitions.

Prior to funding the QEP Field Services Acquisition, we may use the net proceeds of this offering to make short-term liquid investments.

(3)	Our New Credit Agreement is expected to provide for $900.0 million of borrowings, subject to customary borrowing conditions. We expect approximately $346.0 million to be drawn under our New Credit Agreement on the closing date of the QEP Field Services Acquisition. After giving effect to such borrowings, $13.2 million of existing borrowings that will remain outstanding and approximately $0.3 million of outstanding letters of credit, we would have had $540.5 million of available borrowing capacity under our New Credit Agreement. See “Summary—The Transactions—Acquisition Financing Transactions.”

(4)	Represents a capital contribution by our general partner to maintain its current 2% general partner interest.

(5)	Represents the purchase price for the QEP Field Services Acquisition, comprised of approximately $2.5 billion in cash, including approximately $230.0 million to refinance QEP Midstream’s debt, without giving effect to any post-closing purchase price adjustments and assuming that the Vermillion ROFR is not validly exercised.

(6)	Includes legal, accounting and other professional fees, financing commitment fees, initial purchasers’ discounts on the Senior Notes Offering, underwriters’ discounts for this offering and other fees and expenses in connection with the Transactions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014 on:

•	a historical basis;

•	an as adjusted basis to reflect the sale of common units in this offering, the August 2014 Refinancing Transaction and the West Coast Logistics Assets Acquisition; and

•	a pro forma basis to reflect the Pro Forma Balance Sheet Transactions.

The following table does not reflect any common units that may be sold to the underwriters upon exercise of their over-allotment option to purchase additional common units (the proceeds of which would be used to fund a portion of the purchase price of the QEP Field Services Acquisition (which would reduce the borrowings under our New Credit Agreement to fund a portion of the purchase price for the QEP Field Services Acquisition by a corresponding amount), or if the over-allotment option is exercised after the closing of the QEP Field Services Acquisition, then for general partnership purposes) and assumes (i) that Tesoro purchases 8,700,191 of our common units in this offering and (ii) our general partner makes a capital contribution to maintain its current 2% general partner interest. You should read this table in conjunction with “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” in this prospectus supplement and our financial statements and notes thereto that are incorporated by reference into this prospectus supplement and the accompanying base prospectus. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the QEP Field Services Acquisition and the closing of the Senior Notes Offering. There can be no assurance that the QEP Field Services Acquisition or the Senior Notes Offering will be completed.

	Actual	As Adjusted	Pro Forma(d)
	(In millions)
Cash and cash equivalents	$0.5	$1,160	$2.0

Total debt:
Existing Credit Agreement(a)	$227.6	$256.2	$—
New Credit Agreement(b)	—	—	359.2
Senior Notes due 2020	605.2	474.9	474.9
Senior Notes due 2021	550.0	550.0	550.0
New Notes(c)	—	—	1,300.0
Capital lease obligations	8.6	8.6	8.6

Total debt	$1,391.4	$1,289.7	$2,692.7

Equity/partners’ capital:
Held by public:
Common units	$1,182.6	$1,958.4	$1,939.6
Held by Tesoro:
Common units	(877.9)	(597.3)	(608.1)
General partner units	(49.5)	(28.5)	(29.1)
Non-controlling interest	—	—	495.8

Total equity/partners’ capital	$255.2	$1,332.6	$1,798.2

Total capitalization	$1,646.6	$2,622.3	$4,490.9

(a)

Actual borrowings of $227.6 million under our Existing Credit Agreement as of June 30, 2014 included $214.4 million of borrowings made on June 30, 2014 to fund a portion of the acquisition price for the first phase of the West Coast Logistics Assets Acquisition. Subsequent to June 30, 2014, we borrowed an additional $28.6 million under our Existing Credit Agreement to fund the acquisition price of the second phase of the West Coast Logistics Assets Acquisition, resulting in $243.0 million in total borrowings made under our Existing Credit Facility for purposes of funding a portion of the acquisition price for the West Coast Logistics Assets Acquisition. A portion of the proceeds from the 2019 notes will be used to repay this $243.0 million of borrowings under our Existing Credit Agreement. The As Adjusted amount outstanding under our Existing Credit Agreement does not reflect any borrowings or repayments under our Existing Credit Agreement subsequent to June 30, 2014 other than in connection with the West Coast Logistics Assets Acquisition and the August 2014 Refinancing Transaction. As of June 30, 2014, as adjusted for the August 2014 Refinancing Transaction, we would have had $318.5 million of available borrowing capacity under our Existing Credit Agreement.

As of October 17, 2014, we had $258.0 million of borrowings and letters of credit of approximately $0.3 million outstanding under our Existing Credit Agreement.

(b)	Our New Credit Agreement will provide for $900.0 million of borrowings, subject to customary borrowing conditions. We expect approximately $346.0 million to be drawn under our New Credit Agreement on the closing date of the QEP Field Services Acquisition. After giving effect to such borrowings, $13.2 million of existing borrowings that will remain outstanding and approximately $0.3 million of outstanding letters of credit, we would have had $540.5 million of capacity under our New Credit Agreement.

(c)	Represents gross proceeds of the New Notes prior to initial purchasers’ discounts and estimated offering expenses with respect to the Senior Notes Offering.

(d)	If the Senior Notes Offering is not consummated or is not consummated in full, we may need to draw on the Bridge Facility pursuant to our Debt Commitment Letter or borrow additional amounts under our New Credit Agreement to fund the purchase price for the QEP Field Services Acquisition, which would correspondingly change our capitalization and increase our outstanding indebtedness, and as a result our interest expense, while such Bridge Facility or such borrowings under our New Credit Agreement are outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information of the Partnership reflects adjustments:

a.	to the historical combined consolidated balance sheet (the “Balance Sheet”) of the Partnership to give effect to the Pro Forma Balance Sheet Transactions; and

b.	to the historical statements of combined consolidated operations (the “Statements of Operations”) of the Partnership to give effect to the Pro Forma Statement of Operations Transactions.

The pro forma adjustments have been prepared as if the transactions described above had taken place as of June 30, 2014 in the case of the Balance Sheet and January 1, 2013 in the case of the Statements of Operations.

We have not included pro forma adjustments to the Statements of Operations for the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition as they constitute acquisitions of assets pursuant to Rule 11-01(d) of Regulation S-X and separate pre-acquisition financial statements of the related assets were not required and have not been prepared. Therefore, we do not have the necessary information to adjust the Statements of Operations to include historical information for the assets acquired in the Los Angeles Terminal Assets Acquisition or the Los Angeles Logistics Assets Acquisition prior to Tesoro’s acquisition of these assets on June 1, 2014. Accordingly, we have also not adjusted the Statements of Operations to give effect to the financings associated with these acquisitions.

As the Los Angeles Terminal Assets Acquisition and the Los Angeles Logistics Assets Acquisition were transfers between entities under common control, the 2013 financial information of TLLP contained herein has been retrospectively adjusted to include the historical results of the assets in the Los Angeles Logistics Assets Acquisition from June 1, 2014 through December 6, 2014. However, the 2013 financial information of TLLP has not been retrospectively adjusted to include the historical results of the assets in the Los Angeles Terminal Assets Acquisition prior to the effective date of TLLP’s acquisition since the assets were not operated by Tesoro prior to their acquisition by TLLP.

Historical financial information for the Northwest Products System Acquisition is based on the statements of revenues and direct operating expenses of the Northwest Products System and was prepared from the historical accounting records of Chevron through June 19, 2013, the date of the Northwest Products System Acquisition. The Northwest Products System represents a portion of the operations of both Chevron Pipe Line Company and Northwest Terminalling Company and therefore, is not a stand-alone legal entity. Accordingly, historical financial statements in accordance with U.S. GAAP have not previously been prepared, nor is it practicable to prepare separate, historical financial statements for the Northwest Products System. The statements of revenues and direct operating expenses vary from a complete income statement prepared in accordance with U.S. GAAP because they exclude indirect expenses, such as certain general and administrative expenses, interest expense, depreciation and amortization, income taxes and the allocation of corporate overhead costs. Therefore, the results set forth in the statements of revenues and direct operating expenses may not be representative of future operations.

Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. The historical financial information of QEP Field Services in this section reflects the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except the historical financial information of QEP Field Services reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has been included in the historical financial information with respect to QEP Field Services. The following unaudited pro forma condensed combined consolidated financial information reflects adjustments for the retention of the Haynesville Gathering System by QEP Field Services, but does not reflect adjustments due to the potential exercise of the Vermillion ROFR. The following unaudited pro forma condensed combined consolidated financial information does not reflect adjustments due to the QEPM GRP Acquisition.

The unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position had the Pro Forma Balance Sheet Transactions actually occurred on the date assumed, or our results of operations had the Pro Forma Statement of Operations Transactions actually occurred on the date assumed, nor is such unaudited pro forma condensed combined consolidated financial information necessarily indicative of the operating results to be expected for any future period.

The pro forma adjustments for the Pro Forma Balance Sheet Transactions and Pro Forma Statement of Operations Transactions are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed combined consolidated financial information provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined consolidated financial information.

The unaudited pro forma condensed combined consolidated financial information and related notes thereto should be read in conjunction with our audited combined consolidated financial statements and related notes thereto for the year ended December 31, 2013, included in our annual report on Form 10-K, and our unaudited condensed combined consolidated financial statements and related notes thereto for the quarterly period ended June 30, 2014, included in our quarterly report on Form 10-Q, the historical statements of revenues and direct operating expenses of the Northwest Products System included in our current report on Form 8-K/A filed with the Securities and Exchange Commission on August 8, 2013 and the historical financial statements of QEP Field Services Company included in our current report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2014.

As of the date of this prospectus supplement, the Partnership has not performed detailed valuation studies to determine the required estimates of the fair value of the QEP Field Services assets to be acquired and the liabilities to be assumed. Accordingly, the pro forma adjustments for the QEP Field Services Acquisition are preliminary and subject to further adjustments as additional information becomes available and the independent appraisals and other evaluations are performed. Such adjustments may have a significant effect on total assets, total liabilities, total equity, operating expenses and depreciation and amortization expenses. The preliminary pro forma adjustments have been made solely for the purposes of providing the Unaudited Pro Forma Condensed Consolidated Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

June 30, 2014

	Tesoro Logistics LP Historical	West Coast Logistics Assets Historical	West Coast Logistics Assets Pro Forma Adjustments		August 2014 Refinancing Transaction Pro Forma Adjustments		QEP Field Services Historical	Haynesville Gathering System Pro Forma Adjustments	QEP Field Services Pro Forma Adjustments		Financing Transactions Pro Forma Adjustments		Tesoro Logistics LP Pro Forma
	(Dollars in thousands)
	ASSETS
CURRENT ASSETS
Cash and cash equivalents	$456	$—	$28,600	(a)	$144,165	(e)	$16,000	$—	$(2,515,905	)(f)	$1,173,012	(h)	$2,000
			(29,000	)(a)	3,021	(e)			(30,182	)(b)	(23,288	)(i)
			(683	)(b)	(2,478	)(e)					1,300,000	(j)
					(141,477	)(e)					(18,441	)(k)
					7,654	(e)					(243,000	)(l)
											346,046	(l)
											(12,500	)(m)
Receivables
Trade	9,693	—	—		—		62,900	(100)	36,312	(g)	—		108,805
Affiliate	48,308	811	(811	)(c)	—		77,700	(8,900)	(36,312	)(g)	—		48,308
									(32,488	)(g)
Other	17,236	—	—		—		37,700	(4,700)	(9,300	)(g)	—		40,936
Prepayments and other current assets	6,062	308	(308	)(c)	—		13,700	(400)	(3,300	)(g)	—		15,020
									(1,042	)(g)

Total Current Assets	81,755	1,119	(2,202)		10,885		208,000	(14,100)	(2,592,217)		2,521,829		215,069

NET PROPERTY, PLANT AND EQUIPMENT	1,414,057	29,162	—		—		1,294,200	(166,200)	1,841,382	(f)	—		4,412,601
DEPOSITS	214,000	—	(214,000	)(a)	—		—	—	—		—		—
GOODWILL	9,228	—	—		—		—	—	—		—		9,228
OTHER NONCURRENT ASSETS	28,499	—	—		(2,529	)(e)	40,100	—	—		18,441	(k)	97,011
											12,500	(m)

Total Assets	$1,747,539	$30,281	$(216,202)		$8,356		$1,542,300	$(180,300)	$(750,835)		$2,552,770		$4,733,909

	LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable
Trade	$33,062	$438	$(438	)(c)	$—		$52,000	$(1,600)	$9,463	(g)	$—		$92,925
Affiliate	13,982	61	(61	)(c)	—		25,500	(1,700)	(17,627	)(g)	—		13,982
									(6,173	)(g)
Deferred revenue—affiliate	2,164	—	—		—		12,900	—	—		—		15,064
Accrued interest and financing costs	15,962	—	—		(3,550	)(e)	—	—	—		—		12,412
Accrued environmental liabilities	15,840	—	—		—		—	—	—		—		15,840
Other current liabilities	7,601	909	(909	)(c)	—		34,400	(2,500)	(4,016	)(g)	—		35,485

Total Current Liabilities	88,611	1,408	(1,408)		(3,550)		124,800	(5,800)	(18,353)		—		185,708

OTHER NONCURRENT LIABILITIES	12,619	—	—				48,800	(3,900)	—		—		57,519
DEFERRED INCOME TAXES	—	—	—		—		245,700	(52,900)	(192,800	)(g)	—		—
DEBT	1,391,079	—	28,600	(a)	(130,273	)(e)	—	—			1,300,000	(j)	2,692,452
											(243,000	)(l)
											346,046	(l)
COMMITMENTS AND CONTINGENCIES
EQUITY
Predecessor equity	—	28,873	(28,873	)(d)	—		—	—	—		—		—
Common unitholders	304,758	—	28,200	(d)	144,165	(e)	—	—	(29,578	)(b)	1,149,400	(h)	1,331,499
			(237,332	)(a)	(2,429	)(e)					(22,822	)(i)
			(667	)(b)	(7,654	)(e)
			282	(c)	(2,478	)(e)
					7,654	(e)
General partner	(49,528)	—	673	(d)	3,021	(e)	—	—	(604	)(b)	23,612	(h)	(29,069)
			(5,668	)(a)	(49	)(e)					(466	)(i)
			(16	)(b)	(51	)(e)
			7	(c)
Owner’s net investment	—	—	—		—		627,200	(117,700)	(509,500	)(g)	—		—
Noncontrolling interest	—	—	—		—		495,800	—	—		—		495,800

Total Equity	255,230	28,873	(243,394)		142,179		1,123,000	(117,700)	(539,682)		1,149,724		1,798,230

Total Liabilities and Equity	$1,747,539	$30,281	$(216,202)		$8,356		$1,542,300	$(180,300)	$(750,835)		$2,552,770		$4,733,909

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF COMBINED CONSOLIDATED OPERATIONS

Six Months Ended June 30, 2014

	Tesoro Logistics LP Historical	West Coast Logistics Assets Historical	West Coast Logistics Assets Pro Forma Adjustments		August 2014 Refinancing Transaction Pro Forma Adjustments		QEP Field Services Historical	Haynesville Gathering System Pro Forma Adjustments	QEP Field Services Acquisition Pro Forma Adjustments		Tesoro Logistics LP Pro Forma
	(Dollars in thousands, except unit and per unit amounts)
REVENUES
Affiliate	$223,794	$4,050	$14,202	(n)	$—		$76,500	$(9,500)	$(67,000	)(g)	$242,046
Third-party	31,580	—	—		—		122,500	(100)	67,000	(g)	220,980

Total Revenues	255,374	4,050	14,202		—		199,000	(9,600)	—		463,026

COSTS AND EXPENSES
Operating and maintenance expenses(a)	93,727	6,924	—		—		71,000	(3,300)	—		168,351
Depreciation and amortization expenses	31,985	884	—		—		33,300	(4,500)	38,523	(s)	100,192
General and administrative expenses	21,794	398	100	(o)	—		33,200	(3,200)	—		52,292
Gains on asset disposals and impairments	(4,616)	—	—		—		—	—	—		(4,616)

Total Costs and Expenses	142,890	8,206	100		—		137,500	(11,000)	38,523		316,219

OPERATING INCOME (LOSS)	112,484	(4,156)	14,102		—		61,500	1,400	(38,523)		146,807
Interest and financing costs	(35,220)	—	(2,612	)(p)	3,827	(e)	(1,300)	—	(43,258	)(t)	(78,563)
Income from unconsolidated affiliates	—	—	—		—		3,300	—	—		3,300

INCOME (LOSS) BEFORE INCOME TAXES	77,264	(4,156)	11,490		3,827		63,500	1,400	(81,781)		71,544
Income Taxes	—	—	—		—		(19,200)	(300)	19,500	(u)	—

NET INCOME (LOSS)	77,264	(4,156)	11,490		3,827		44,300	1,100	(62,281)		71,544
Net income attributable to noncontrolling interest	—	—	—		—		(10,800)	—	—		(10,800)

Net income (loss) attributable to partners	77,264	(4,156)	11,490		3,827		33,500	1,100	(62,281)		60,744
General partner’s interest in net income (loss), including incentive distribution rights	(14,794)	—	(148	)(q)	—		—	—	(2,459	)(q)	(17,401)

Limited partners’ interest in net income (loss)	$62,470	$(4,156)	$11,342		$3,827		$33,500	$1,100	$(64,740)		$43,343

Net income per limited partner unit:
Common—basic	$1.15										$0.53
Common—diluted	$1.14										$0.53
Subordinated—basic and diluted	$1.13										$0.72
Weighted average limited partner units outstanding:
Common units—basic	43,070,111		370,843	(r)	2,100,000	(r)			20,000,000	(r)	65,540,954
Common units—diluted	43,169,298		370,843	(r)	2,100,000	(r)			20,000,000	(r)	65,640,141
Subordinated—basic and diluted	11,377,957		—						—		11,377,957

(a)	Presented net of imbalance settlement gains of $5.1 million.

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF COMBINED CONSOLIDATED OPERATIONS

Year Ended December 31, 2013

	Tesoro Logistics LP Historical	Northwest Products System Historical	Northwest Products System Pro Forma Adjustments		West Coast Logistics Assets Historical	West Coast Logistics Assets Pro Forma Adjustments		August 2014 Refinancing Transaction Pro Forma Adjustments		QEP Field Services Historical	Haynesville Gathering System Pro Forma Adjustments	QEP Field Services Acquisition Pro Forma Adjustments		Tesoro Logistics LP Pro Forma
	(Dollars in thousands, except unit and per unit amounts)
REVENUES
Affiliate	$265,057	$5,895	$(368	)(v)	$8,073	$28,955	(n)	$—		$160,800	$(27,900)	$(132,900	)(g)	$307,612
Third-party	40,419	15,844	368	(v)	—	—		—		242,900	(200)	132,900	(g)	432,231

Total Revenues	305,476	21,739	—		8,073	28,955		—		403,700	(28,100)	—		739,843

COSTS AND EXPENSES
Operating and maintenance expenses(a)	150,071	30,371	(22,000	)(w)	12,450	—		—		119,900	(7,800)	—		282,992
Depreciation and amortization expenses	43,251	—	5,984	(x)	1,625	—		—		63,800	(8,600)	77,045	(s)	183,105
General and administrative expenses	31,260	—	—		692	200	(o)	—		47,500	(4,900)	—		74,752
Loss on asset disposals and impairments	177	—	—		—	—		—		500	—	—		677

Total Costs and Expenses	224,759	30,371	(16,016)		14,767	200		—		231,700	(21,300)	77,045		541,526

OPERATING INCOME (LOSS)	80,717	(8,632)	16,016		(6,694)	28,755		—		172,000	(6,800)	(77,045)		198,317
Interest and financing costs	(39,582)	—	—		—	(5,615	)(p)	7,654	(e)	(3,100)	3,700	(86,515	)(t)	(123,458)
Income from unconsolidated affiliates	—	—	—		—	—		—		6,100	—	—		6,100
Interest and other income	502	—	—		—	—		—		1,200	—	—		1,702

INCOME (LOSS) BEFORE INCOME TAXES	41,637	(8,632)	16,016		(6,694)	23,140		7,654		176,200	(3,100)	(163,560)		82,661
Income Taxes	—	—	—		—	—		—		(59,200)	1,700	57,500	(u)	—

NET INCOME (LOSS)	41,637	(8,632)	16,016		(6,694)	23,140		7,654		117,000	(1,400)	(106,060)		82,661
Net income attributable to Predecessors	38,017	—	—		—	—		—		—	—	—		38,017
Net income attributable to noncontrolling interest	—	—	—		—	—		—		(12,000)	—	—		(12,000)

Net income (loss) attributable to partners	79,654	(8,632)	16,016		(6,694)	23,140		7,654		105,000	(1,400)	(106,060)		108,678
General partner’s interest in net income (loss), including incentive distribution rights	(12,153)	—	(147	)(q)	—	(368	)(q)	—		—	—	(3,324	)(q)	(15,992)

Limited partners’ interest in net income (loss)	$67,501	$(8,632)	$15,869		$(6,694)	$22,772		$7,654		$105,000	$(1,400)	$(109,384)		$92,686

Net income per limited partner unit:
Common—basic	$1.48													$1.29
Common—diluted	$1.47													$1.29
Subordinated—basic and diluted	$1.35													$1.46
Weighted average limited partner units outstanding:
Common units—basic	31,545,935		348,151	(r)		370,843	(r)	2,100,000	(r)			20,000,000	(r)	54,364,929
Common units— diluted	31,618,434		348,151	(r)		370,843	(r)	2,100,000	(r)			20,000,000	(r)	54,437,428
Subordinated—basic and diluted	15,254,890		—			—						—		15,254,890

(a)	Presented net of imbalance settlement gains of $7.6 million.

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Note A. Pro Forma Adjustments and Assumptions

(a)	Reflects the funding of the West Coast Logistics Assets Acquisition, along with the related distributions to our general partner as described in the Contribution, Conveyance and Assumption Agreement, dated as of June 23, 2014, between us, Tesoro, TRMC, TAC, TLGP, the Operating Company and TLP (the “Contribution Agreement”). The acquired property, plant and equipment was recorded at historical cost as it is considered to be a transaction among entities under common control. The first phase of the acquisition was funded with cash held on deposit of $214.0 million, which was financed with borrowings from our Existing Credit Agreement prior to June 30, 2014, the issuance of equity securities of the Partnership with a combined fair value of $27.0 million. The equity was comprised of 8,856 general partner units to maintain our general partner’s 2% general partner interest in the Partnership and 370,843 in common units. The acquisition price of the second phase of the West Coast Logistics Assets Acquisition was financed with borrowings of approximately $28.6 million under our Existing Credit Agreement.

(b)	Reflects the payment of $0.7 million and $30.2 million in estimated transaction costs associated with the West Coast Logistics Assets Acquisition and the QEP Field Services Acquisition, respectively, including financial advisory, legal services and other professional fees which are reflected as being expensed when incurred and allocated to all unitholders.

(c)	Reflects the retention by Tesoro of the working capital of the West Coast Logistics Assets, pursuant to the terms of the Contribution Agreement.

(d)	Represents the conversion of the adjusted equity of the predecessor of $28.9 million from equity of predecessors to the common unitholders and general partner unitholders of the Partnership, related to the West Coast Logistics Assets Acquisition. The conversion is as follows:

•	$28.2 million for 370,843 common units; and

•	$0.7 million for 8,856 general partner units.

(e)	Reflects the August 2014 Refinancing Transaction which includes the offering of 2,100,000 common units for gross proceeds of $144.2 million and our general partner contribution of $3.0 million in exchange for 44,000 general partner units to maintain its 2% general partner interest. The net proceeds from the offering were used to redeem $130.3 million of TLLP’s 5.875% Senior Notes due 2020 (“Senior Notes Redemption”). Also reflects the following related to the August 2014 Refinancing Transaction:

•	offering costs of $2.5 million;

•	write off of unamortized debt issuance costs of $2.5 million;

•	payment of accrued interest of $3.6 million;

•	the related reduction in interest associated with the Senior Notes Redemption;

•	payment of premiums of $7.7 million and the reimbursement of such premiums by our general partner, which was reflected as a contribution by the common units held by our general partner; and

•	the allocation of expenses to the respective unitholders.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(f)	For purposes of this pro forma analysis, the estimated purchase price of $2.5 billion for the QEP Field Services Acquisition includes an adjustment for the acquisition of working capital to be transferred in the acquisition based on amounts outstanding as of June 30, 2014 and an additional $230.0 million related to the QEPM Debt Payoff. The purchase price was allocated based on a preliminary assessment of the fair value of the total assets acquired and total liabilities assumed, pending the completion of an independent appraisal and other evaluations. The Partnership cannot currently estimate the value of the purchase price to be allocated to property, plant and equipment, goodwill, identifiable intangible assets, noncontrolling interest or any other noncurrent assets or liabilities at this time. As a result for purposes of this pro forma presentation, the net of the purchase price in excess of historical amounts has been reflected in property, plant and equipment. The results of the pending appraisal may reflect a value for certain customer contracts, environmental liabilities, or other identifiable intangible assets, the quantification of which cannot be determined at this time. Further, as the QEP Field Services Acquisition has not closed, certain amounts of working capital and other closing adjustments reflected in the pro forma adjustments are not final. The table below represents the preliminary purchase price allocation (in thousands):

Cash	$16,000
Receivables	99,112
Prepayments and other current assets	32,658
Property, plant and equipment	2,969,382
Other noncurrent assets	40,100
Accounts payable	(59,863)
Other current liabilities	(40,784)
Other noncurrent liabilities	(44,900)
Noncontrolling interest	(495,800)

Total estimated purchase price	$2,515,905

(g)	Reflects the adjustment to the QEP Field Services historical financial statements to reclassify revenue, receivables and payables from transactions with QEP Field Services affiliates as third-party revenue, trade receivables and trade payables, respectively. There were no historical transactions between the Partnership and QEP Field Services. Also reflects amounts that will not transfer to the Partnership upon closing, including certain deferred costs, accrued restructuring costs and other compensation costs, affiliate receivables and payables resulting from the centralized cash management process of QEP Field Services, and accrued property sales and use taxes as of June 30, 2014. In addition reflects the adjustment to exclude historical QEP Field Services income tax assets and liabilities at June 30, 2014 and parent equity which will not be included in the QEP Field Services Acquisition.

(h)	Reflects the estimated gross proceeds of $1.1 billion from the issuance of 20,000,000 common units representing limited partner interests in this offering. Included in the estimated proceeds is the purchase by Tesoro of 8,700,191 of our common units for approximately $500.0 million and the purchase by our general partner of approximately $23.6 million of additional general partner units to maintain its 2% interest.

(i)	Reflects the payment of total estimated fees and expenses of $23.3 million associated with this offering, including assumed underwriting discounts and estimated fees and expenses, including, but not limited to, legal and accounting services, rating agency fees and other costs, which will be allocated to all unitholders.

(j)	Reflects the gross proceeds from the Senior Notes Offering of $1.3 billion.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(k)	Reflects the payment of total fees and expenses of $18.4 million associated with the Senior Notes Offering, including assumed underwriting discounts and estimated fees and expenses including, but not limited to, legal and accounting services, rating agency fees, SEC filing fees and other costs, which will be recorded as a deferred financing cost and amortized over the term of the debt.

(l)	Reflects the impact of anticipated borrowings of $346.0 million under the New Credit Agreement in connection with the Pro Forma Balance Sheet Transactions, and the repayment of $243.0 million of borrowings under our Existing Credit Agreement in connection with the amendment.

(m)	Reflects fees and expenses of $12.5 million paid to enter into the New Credit Agreement and recorded as deferred financing costs and amortized over the new five year term of the agreement.

(n)	Reflects recognition of affiliate revenues for services provided by our Predecessor to manage and operate the West Coast Logistics Assets. Volumes used in the calculation of affiliate revenues are the greater of the West Coast Logistics Assets’ historical volumes or the minimum throughput as indicated by the commercial agreements entered into with Tesoro on July 1, 2014. Fees were calculated using the contractual terms under the contracts that were entered into with Tesoro at the closing of the West Coast Logistics Assets Acquisition.

(o)	Reflects the impact of an increase in the omnibus fee paid to Tesoro of $0.2 million annually in connection with the West Coast Logistics Assets Acquisition.

(p)	Reflects the adjustment of net interest and financing costs to include additional interest expense and reduce the commitment fee for the unutilized portion of our Existing Credit Agreement associated with borrowings under the Existing Credit Agreement to finance the cash portion of the West Coast Logistics Assets Acquisition. A 0.125% increase or decrease to the assumed interest rate on the borrowings would increase or decrease pro forma interest expense by approximately $0.3 million on an annual basis.

(q)	Reflects the incremental general partner’s interest in net income as a result of the Pro Forma Statement of Operations Transactions.

(r)	Reflects the impact of the issuance of 20,000,000 common units in connection with this offering, 2,100,000 common units in connection with the August 2014 Refinancing Transaction, 370,843 common units issued to Tesoro in connection with the West Coast Logistics Assets Acquisition on July 1, 2014, and 9,775,000 common units issued in the January 2013 Offering.

(s)	Reflects the adjustment to depreciation expense for the assets acquired in the QEP Field Services Acquisition based upon the estimated fair value allocated to the acquired property, plant and equipment. The depreciation expense is calculated using an estimated depreciable life of 23.9 years, based on the historical average useful lives of the assets, and the straight-line depreciation method.

(t)	Reflects adjustments to interest and financing costs for the QEP Field Services Acquisition, including:

•	interest expense related to the Senior Notes Offering at an estimated annual blended rate;

•	amortization of deferred financing costs associated with the New Credit Agreement and the Senior Notes Offering;

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

•	the incremental interest on the net increase in borrowings outstanding under the New Credit Agreement; and

•	the incremental increase in commitment fees on the New Credit Agreement as a result of the expansion.

A 0.125% increase or decrease to the assumed interest rate on the borrowings would increase or decrease pro forma interest expense by approximately $2.0 million on an annual basis and $0.5 million on a quarterly basis.

(u)	Adjustment to remove historical QEP Field Services income tax expense as the Partnership is a disregarded entity for federal and state income tax purposes.

(v)	Reflects the adjustment to the Northwest Products System historical financial statements to properly classify revenue from transactions with Chevron affiliates as third-party revenue and revenue from transactions with Tesoro as affiliate through the date of the Northwest Products System Acquisition on June 19, 2013. The revenue from transactions with Chevron affiliates and Tesoro are presented below (in thousands):

Year Ended December 31, 2013
Chevron affiliate revenue	$5,895
Tesoro revenue	5,527

Net adjustment	$(368)

(w)	Reflects $22.0 million in environmental remediation expenses recorded by Chevron prior to the Partnership’s acquisition of the Northwest Products System on June 19, 2013, which reflects Chevron’s estimate of the expected costs to remediate the site of the release of diesel fuel that occurred at the Northwest Products System near Willard, Utah on March 18, 2013. Chevron has indemnified the Partnership for these remediation costs for a period of two years.

(x)	Reflects the adjustment to depreciation expense for the Northwest Products System based upon the values allocated to the acquired property, plant and equipment through the date of the Northwest Products System Acquisition on June 19, 2013. The depreciation expense is calculated using a depreciable life of 16-22 years and the straight-line depreciation method.

Note B. Pro Forma Net Income per Unit

We use the two-class method when calculating the net income per unit applicable to limited partners, because we have more than one participating security. At June 30, 2014, our participating securities consist of common units, general partner units and incentive distribution rights. Net income earned by the Partnership is allocated between the limited (both common and subordinated) and general partners in accordance with our partnership agreement. We base our calculation of net income per unit, on the weighted-average number of common and subordinated limited partner units outstanding during the period. Distributions less than or greater than earnings are allocated in accordance with our partnership agreement. Payments made to our unitholders are determined in relation to actual distributions declared and are not based on the net income per unit. The pro

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

forma basic weighted-average number of units outstanding equals the historical weighted average number of units outstanding for each of the periods presented, plus the number of incremental common units as a result of the January 2013 Offering, the West Coast Logistics Assets Acquisition, and this offering.

Following payment of the cash distribution for the first quarter of 2014 and the attainment of necessary approvals, the requirements for the conversion of all subordinated units were satisfied under the partnership agreement. As a result, effective May 16, 2014, the 15,254,890 subordinated units were converted into common units on a one-for-one basis and thereafter participate on terms equal with all other common units in distributions of available cash. The Partnership’s net income was allocated to the general partner and the limited partners, including the holders of the subordinated units through May 15, 2014, in accordance with our partnership agreement. The conversion did not impact the amount of the cash distribution paid or the total number of the Partnership’s outstanding units representing limited partner interests.

Diluted net income per unit includes the effects of potentially dilutive units on our common units, which consist of unvested service and performance phantom units. During 2013 and the six months ended June 30, 2014, basic and diluted net income per unit applicable to subordinated limited partners were the same, as there were no potentially dilutive subordinated units outstanding.

In connection with the QEP Field Services Acquisition, our general partner will waive its right to receive an aggregate of $10.0 million of general partner distributions with respect to incentive distribution rights during 2015 (pro rata on a quarterly basis). We have not reflected the impact of the general partner waiving its right to these distributions in our pro forma condensed combined consolidated financial information.

QEP FIELD SERVICES’ SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table shows selected historical consolidated financial and operating data for QEP Field Services for the periods and as of the dates presented.

The selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 were derived from QEP Field Services’ audited consolidated financial statements incorporated by reference into this prospectus supplement. The unaudited financial data as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 were derived from QEP Field Services’ unaudited consolidated financial statements incorporated by reference into this prospectus supplement.

Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. The financial and operating data of QEP Field Services in the following table reflects the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except the financial and operating data in the table below reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has been included in the historical financial and operating data with respect to QEP Field Services in the table below. See “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of QEP Field Services’ Financial Results” for more information regarding the impact of the Haynesville Gathering System and the Vermillion Complex on QEP Field Services’ historical results of operation.

The following table should be read together with, and is qualified in its entirety by reference to, QEP Field Services’ historical consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement from our Current Report on Form 8-K filed on October 20, 2014. The table should also be read together with “QEP Field Services’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Six Months Ended June 30,
	2013(1)	2012	2011	2014	2013
	(in millions, except per share and price information)
Results of Operations
Revenue	$403.7	$438.0	$466.2	$199.0	$194.0
Operating income	172.0	206.1	252.0	61.5	78.3
Income from continuing operations	117.0	136.8	150.5	63.5	79.6
Net income attributable to QEP Field Services	105.0	133.1	147.3	33.5	49.3
Financial Position
Total Assets	$1,485.1	$1,424.5	$1,326.7	$1,542.3
Capitalization
Long-term debt	—	199.5	254.8	—
Total equity	1,094.0	790.1	666.2	1,123.0

Total Capitalization	$1,094.0	$989.6	$921.0	$1,123.0

Statement of Cash Flows
Net cash provided by operating activities	$118.2	$232.1	$269.7	$50.1	$143.5
Capital expenditures	(82.0)	(166.3)	(127.6)	(36.3)	(35.0)
Net cash used in investing activities	(82.0)	(166.3)	(127.6)	(36.3)	(35.0)
Net cash provided by (used in) financing activities	(18.1)	(67.0)	(140.9)	(15.9)	(105.8)
Operating Information
Gathering margin	$163.0	$172.7	$161.0	$67.5	$77.0
Gas gathering volumes (in millions of MMBtu)	440.3	505.7	490.0	203.9	223.7
Average gas gathering revenue (per MMBtu)	$0.35	$0.34	$0.33	$0.34	$0.34
Processing margin	$127.8	$146.3	$185.8	$64.8	$54.5
Keep-whole margin	$56.7	$84.3	$143.2	$28.3	$21.3
Gas processing volumes
NGL sales (Mbbl)	2,250.2	3,486.8	4,009.4	1,047.7	1,047.4
Average net realized NGL sales price (per bbl)	$46.75	$39.18	$53.60	$61.37	$46.31
Fee-based processing volumes (in millions of MMBtu)	246.5	252.6	246.9	117.5	119.3
Average fee-based processing revenue (per MMBtu)	$0.30	$0.28	$0.21	$0.30	$0.30

(1)	On August 14, 2013, QEP Field Services completed QEP Midstream’s IPO. Prior to QEP Midstream’s IPO, QEP Midstream’s assets were wholly owned by QEP Field Services. Subsequent to QEP Midstream’s IPO, QEP Midstream’s results are consolidated with QEP Field Services’ financial statements with the portion not owned by QEP Field Services reflected as noncontrolling interest.

QEP FIELD SERVICES’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of QEP Field Services’ financial condition and results of operations should be read in conjunction with QEP Field Services’ historical consolidated financial statements and notes incorporated by reference herein. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. QEP Field Services’ actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors—Risks Related to QEP Field Services’ Business” included elsewhere in this prospectus supplement.

The following discussion and analysis of QEP Field Services financial condition and results of operations relates to periods prior to the consummation of the Transactions and the discussion and analysis of historical periods does not reflect the significant impact that the Transactions will have on the business acquired in the QEP Field Services Acquisition. You should read the following discussion of QEP Field Services’ results of operations and financial condition with the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” included elsewhere in this prospectus supplement and incorporated by reference herein. Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. When we discuss the business, financial condition and operations of QEP Field Services in this section, we are discussing the business, financial condition and operations of QEP Field Services that we will acquire pursuant to the MIPA, except that the following discussion and analysis of QEP Field Services reflects the inclusion of the Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has also been included in the following discussion and analysis of historical and operating data with respect to QEP Field Services. See “Summary—Transactions.”

Overview

QEP Field Services is currently a wholly owned subsidiary of QEP Resources, Inc., which is a holding company with three major lines of business: crude oil and natural gas exploration and production; midstream field services; and energy marketing.

QEP Field Services is a Delaware corporation that owns and operates a diversified portfolio of midstream energy assets. QEP Field Services’ business primarily consists of providing crude oil and natural gas gathering, processing, treating and transportation services and natural gas liquids, or NGL, fractionation and transportation services for its producer customers through its direct ownership and operation of two gathering systems and two processing complexes. In addition, QEP Field Services owns a 60% interest in Green River Processing, which owns two processing complexes and one fractionation facility, with the remaining 40% interest owned by QEP Midstream. QEP Field Services’ assets, which are strategically located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah and the Williston Basin in North Dakota provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. Finally, QEP Field Services’ owns (i) an approximate 55.8% limited partner interest in QEP Midstream, a publicly traded crude oil and natural gas gathering partnership (NYSE: QEPM), consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEP Midstream’s general partner, which owns the 2.0% general partner interest in QEP Midstream and 100% of QEP Midstream’s incentive distribution rights. In addition to the 40% interest in Green River Processing, QEP Midstream’s assets consist of ownership interests in four gathering systems and two FERC-regulated pipelines through which it provides natural gas and crude oil gathering and transportation services.

At June 30, 2014, QEP Field Services’ gathering systems included approximately 2,262 miles of pipeline. For the six months ended June 30, 2014, these gathering systems had an average gross throughput of 1.9 million MMBtu/d of natural gas and approximately 15,592 Bbl/d of crude oil. For the six months ended June 30, 2014, QEP Field Services’ (i) average processing throughput was 845,000 MMBtu/d and (ii) average fractionation throughput was 10,303 Bbl/d.

QEP Field Services’ Operations

QEP Field Services’ operations provide a full range of complementary midstream services, including gathering crude oil and natural gas at the wellhead, treating natural gas to meet downstream pipeline and customer quality standards, processing natural gas to separate the NGL from the natural gas, fractionating the resulting NGL into the various components and selling or delivering pipeline quality crude oil natural gas and NGL to various industrial and energy markets as well as interstate pipeline systems.

QEP Field Services’ results are driven primarily by the volumes of crude oil and natural gas it gathers, natural gas it processes, the efficiency of its processing plants and fractionation facility, the commercial terms of its contractual arrangements and, to a lesser extent, commodity prices. QEP Field Services’ contracts vary in duration and the pricing under its contracts varies depending upon several factors, including its competitive position, its acceptance of any risk associated with a longer-term contract and its need to generate a certain minimum return over the term of the contract on any capital expenditures that it is required to incur in order to connect a counterparty to its pipeline system.

How QEP Field Services Evaluates Its Business

QEP Field Services management uses a variety of financial and operating metrics to analyze its performance. These metrics are significant factors in assessing its operating results and profitability and include: (i) throughput volumes, (ii) gathering margin, (iii) processing margin, and (iv) other operating expenses.

Throughput Volumes

The amount of gathering and processing revenue QEP Field Services generates primarily depends on the volumes of crude oil and natural gas that it gathers and the volumes of natural gas it processes for its customers. The volumes transported on QEP Field Services’ gathering and transportation pipelines and processed at its processing complexes are primarily affected by upstream development and production volumes from the wells connected to its gathering and transported to its processing assets. Producers’ willingness to engage in new drilling is determined by a number of factors, the most important of which are the prevailing and projected prices of crude oil, natural gas and NGL, the cost to drill and operate a well, the availability and cost of capital and environmental and government regulations. QEP Field Services generally expects the level of drilling activity to correlate with long-term trends in commodity prices. Similarly, production levels nationally and regionally generally tend to correlate with drilling activity.

Gathering Margin

QEP Field Services’ gathering margin is dependent upon the amount of throughput in its systems and the gathering expenses it incurs to operate its systems. QEP Field Services seeks to maximize its gathering margin and its operations in part by minimizing, to the extent appropriate, expenses directly tied to operating its assets. Direct labor costs, compression costs, repair and non-capitalized maintenance costs, utilities and contract services comprise the most significant portion of its gathering expense. QEP Field Services also optimizes product channels and product mix for NGL sales, choosing the most profitable route to market in order to maximize processing margin. These gathering expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. QEP Field Services seeks to manage variability and its operations and maintenance expenditures on its assets by scheduling maintenance throughout the year.

Processing Margin

QEP Field Services’ processing margin consists of both fee-based and keep-whole processing arrangements. The amount of fee-based revenue QEP Field Services generates is dependent upon the volumes of natural gas that are processed under these contracts through its processing complexes. Additionally, QEP Field Services’ keep-whole processing margin is dependent on the difference between its NGL product sales prices, the purchase price of natural gas, and transportation and fractionation costs. QEP Field Services seeks to maximize its processing margin by minimizing, to the extent appropriate, expenses directly tied to operating its complexes. Direct labor costs, repair and non-capitalized maintenance costs, utilities and contract services comprise the most significant portion of QEP Field Services’ processing expense.

Other Operating Expenses

The primary components of QEP Field Services’ other operating expenses that it evaluates include general and administrative and depreciation and amortization.

General and administrative. QEP Field Services’ general and administrative expenses included both direct costs and costs allocated by QEP. Direct general and administrative costs include expenses such as professional services and labor and benefits, including bonuses and share-based compensation. Costs allocated by QEP were reimbursed and relate to: (i) various business services, including, but not limited to, payroll, accounts payable and facilities management, (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources and (iii) restructuring, compensation, share-based compensation, and pension and post-retirement costs.

Depreciation and amortization. Depreciation and amortization expense consists of QEP Field Services’ estimates of the decrease in value of the assets capitalized in property, plant and equipment as a result of using the assets throughout the applicable year. Depreciation is recorded on a straight-line or units of production basis. QEP Field Services estimates its gathering and processing assets have useful lives ranging from 5 years to 40 years.

General Trends and Outlook

QEP Field Services expects its business to continue to be affected by the following key trends. QEP Field Services’ expectations are based on assumptions made by it and information currently available to it. To the extent QEP Field Services’ underlying assumptions about, or interpretations of, available information prove to be incorrect, actual results may vary materially from its expected results.

Natural Gas and Crude Oil Supply and Demand

QEP Field Services’ operations are primarily dependent upon natural gas production from the upstream sector. The decline in natural gas prices from the levels seen in the mid-2000s has caused a related decrease in natural gas drilling in the United States. In addition, there is a natural decline in production from existing wells that are connected to QEP Field Services’ gathering systems. However, in the areas in which QEP Field Services operates the level of drilling activity remains relatively stable due to the liquids content in the natural gas produced in those areas, and QEP Field Services believes this liquids content will offset the production and drilling declines seen in other areas. Although QEP Field Services anticipates continued high levels of exploration and production activities in all of the areas in which it operates, QEP Field Services has no control over this activity. Fluctuations in crude oil and natural gas prices could affect production rates over time and levels of investment by producers in exploration for and development of new natural gas reserves.

Frac Spreads

A portion of QEP Field Services’ operations are based on keep-whole processing agreements. Under keep-whole processing agreements, QEP Field Services is exposed to the spread between NGL product sales prices and the purchase price of natural gas. In recent years, U.S. exploration & production companies have shifted capital to liquids-rich gas areas and caused NGL production to increase dramatically. Increased NGL production, several warmer-than-average winters, and price dislocations created by infrastructure bottlenecks in certain regions have all contributed to a weakening in NGL prices, particularly ethane. QEP Field Services expects that ethane prices will continue to be range-bound until new ethane crackers are built; however, the prices of heavier components of the NGL barrel, including propane, butane, iso-butane and natural gasoline have generally strengthened as a result of recent weather conditions combined with newly commissioned NGL-export projects.

Rising Operating Costs and Inflation

The current level of exploration, development and production activities across the United States has resulted in increased competition for personnel and equipment. This is causing increases in the prices QEP Field Services pays for labor, supplies and property, plant and equipment. An increase in the general level of prices in the economy could have a similar effect. Under some of its contracts, QEP Field Services is able to recover increased costs from its customers, but there may be a delay in doing so or it may be unable to recover all of these cost increases. To the extent QEP Field Services is unable to procure necessary supplies or recover higher costs, its financial and operating results will be negatively impacted.

Regulatory Compliance

The regulation of crude oil and natural gas gathering, transportation and processing activities by the FERC and other federal and state regulatory agencies, including the DOT, has a significant impact on QEP Field Services’ business. For example, the PHMSA office of the DOT has established pipeline integrity management programs that require more frequent inspections of pipeline facilities and other preventative measures, which may increase QEP Field Services’ compliance costs and increase the time it takes to obtain required permits. FERC regulatory policies govern the rates that each pipeline is permitted to charge customers for interstate transportation of crude oil and natural gas. Additionally, increased regulation of crude oil and natural gas producers in QEP Field Services’ areas of operations, including regulation associated with hydraulic fracturing, could reduce regional supply of crude oil and natural gas and therefore throughput on its gathering systems.

Factors Affecting the Comparability of QEP Field Services’ Financial Results

QEP Field Services’ future results of operations will not be comparable to its historical results of operations for the reasons described below.

Assets Not Included in the QEP Field Services Acquisition

QEP Field Services’ results of operations historically included revenue and expenses related to its Haynesville Gathering System. QEP Field Services will transfer the Haynesville Gathering System to QEP in connection with the QEP Field Services Acquisition. For the year ended December 31, 2013, the Haynesville Gathering System accounted for $28.1 million, or 7%, of QEP Field Services’ consolidated revenue. As of December 31, 2013, the Haynesville Gathering System accounted for $174.3 million, or 12%, of QEP Field Services’ consolidated total assets and $60.4 million, or 17%, of QEP Field Services consolidated total liabilities.

Assets Subject of a Right of First Refusal

QEP Field Services’ ownership interest in the Vermillion Complex is the subject of the Vermillion ROFR and will not be acquired by TLLP in the QEP Field Services Acquisition if the Vermillion ROFR is validly exercised. For the year ended December 31, 2013, the Vermillion Complex accounted for $9.1 million, or 2%, of QEP Field Services’ consolidated revenue. As of December 31, 2013, the Vermillion Complex accounted for $7.8 million, or 1%, of QEP Field Services’ consolidated total assets and $2.8 million, or 1%, of QEP Field Services consolidated total liabilities.

Uintah Tag-Along Notice

QEP Field Services owns a 38% interest in Uintah Basin Field Services. In connection with the QEP Field Services Acquisition, we received notice from a third party that it may exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services. If such tag-along rights are exercised, we currently estimate that the purchase price for such 38% ownership interest would be approximately $16.0 million, based on the purchase price for the QEP Field Services Acquisition. We cannot currently predict whether the third party will ultimately exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services.

Working Capital

The impacts of QEP Field Services’ related party transactions have historically been net settled within QEP’s consolidated financial statements because these transactions related to QEP and were funded by QEP’s working capital. Third-party transactions were funded by QEP’s working capital.

Debt

In certain periods prior to the QEP Field Services Acquisition, QEP Field Services had intercompany debt with QEP and incurred interest expense on this intercompany debt. These balances were paid off as of December 31, 2013.

QEP Midstream Partners

During the year ended December 31, 2013, QEP Field Services completed QEP Midstream’s IPO. Prior to QEP Midstream’s IPO, QEP Midstream’s assets were wholly owned by QEP Field Services. Subsequent to QEP Midstream’s IPO, QEP Midstream’s results are consolidated in QEP Field Services financial statements, with the portion not owned by QEP Field Services reflected as noncontrolling interest. Refer to “Note 3—QEP Midstream Partners” to QEP Field Services’ audited financial statement incorporated by reference in this prospectus supplement for detailed information on QEP Midstream’s IPO.

Disposition of 40% Ownership Interest in Green River Processing to QEP Midstream

On July 1, 2014, QEP Midstream acquired 40.0% of the outstanding membership interests in Green River Processing from QEP Field Services in exchange for consideration of $230.0 million in cash. The purchase price was funded with borrowings under QEP Midstream’s revolving credit facility and cash on hand.

Results of Operations

The following table provides a summary of QEP Field Services’ financial and operating results:

	Year Ended December 31,			Change		Six Months Ended June 30,		Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011	2014	2013	2014 vs 2013
	(in millions)
Revenue
NGL sales	$105.2	$136.6	$214.9	$(31.4)	$(78.3)	$64.3	$48.5	$15.8
Processing (fee-based) revenue	74.0	69.7	52.6	4.3	17.1	35.7	35.9	(0.2)
Other processing revenue	13.2	8.9	2.4	4.3	6.5	9.3	4.9	4.4
Gathering revenue	152.2	171.7	161.0	(19.5)	10.7	69.2	75.0	(5.8)
Other gathering revenue	50.5	37.9	35.3	12.6	2.6	18.3	21.2	(2.9)
Purchased gas and NGL sales	8.6	13.2	—	(4.6)	13.2	2.2	8.5	(6.3)

Total revenue	403.7	438.0	466.2	(34.3)	(28.2)	199.0	194.0	5.0

	Year Ended December 31,			Change		Six Months Ended June 30,		Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011	2014	2013	2014 vs 2013
	(in millions)
Operating expenses
Purchased gas and NGL expense	9.0	12.0	—	(3.0)	12.0	1.8	8.6	(6.8)
Processing expense	16.1	16.6	12.4	(0.5)	4.2	8.5	7.6	0.9
Processing plant fuel and shrinkage	32.2	33.4	59.7	(1.2)	(26.3)	21.0	15.1	5.9
Gathering expense	39.7	36.9	35.3	2.8	1.6	20.0	19.2	0.8
NGL transportation and fractionation costs	16.3	27.3	12.0	(11.0)	15.3	15.0	12.1	2.9
General and administrative	47.5	35.3	33.9	12.2	1.4	33.2	19.7	13.5
Taxes other than income taxes	6.6	6.5	5.8	0.1	0.7	4.7	2.8	1.9
Depreciation and amortization	63.8	63.9	55.1	(0.1)	8.8	33.3	30.2	3.1

Total operating expenses	231.2	231.9	214.2	(0.7)	17.7	137.5	115.3	22.2
Net loss from property sales	(0.5)	—	—	(0.5)	—	—	(0.4)	0.4

Operating income	172.0	206.1	252.0	(34.1)	(45.9)	61.5	78.3	(16.8)
Interest and other income	1.2	0.1	0.1	1.1	—	—	0.3	(0.3)
Income from unconsolidated affiliates	6.1	7.2	4.4	(1.1)	2.8	3.3	3.4	(0.1)
Realized gains on derivative instruments	—	8.4	—	(8.4)	8.4	—	—	0.0
Interest expense, net	(3.1)	(10.9)	(16.8)	7.8	5.9	(1.3)	(2.4)	1.1

Income before income taxes	176.2	210.9	239.7	(34.7)	(28.8)	63.5	79.6	(16.1)
Income taxes	(59.2)	(74.1)	(89.2)	14.9	15.1	(19.2)	(28.3)	9.1

Net income	117.0	136.8	150.5	(19.8)	(13.7)	44.3	51.3	(7.0)
Net income attributable to noncontrolling interest	(12.0)	(3.7)	(3.2)	(8.3)	(0.5)	(10.8)	(2.0)	(8.8)

Net income attributable to QEP Field Services	$105.0	$133.1	$147.3	$(28.1)	$(14.2)	$33.5	$49.3	$(15.8)

Gathering Margin

The following tables are a summary of QEP Field Services’ financial and operating results from gathering activities:

	Year Ended December 31,			Change		Six Months Ended June 30,		Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011	2014	2013	2014 vs 2013
	(in millions)
Gathering Margin
Gathering revenue	$152.2	$171.7	$161.0	$(19.5)	$10.7	$69.2	$75.0	$5.8
Other gathering revenue	50.5	37.9	35.3	12.6	2.6	18.3	21.2	2.9
Gathering expense	(39.7)	(36.9)	(35.3)	(2.8)	(1.6)	(20.0)	(19.2)	0.8

Gathering margin	$163.0	$172.7	$161.0	$(9.7)	$11.7	$67.5	$77.0	$9.5

Operating Statistics
Gas gathering volumes (in millions of MMBtu)	440.3	505.7	490.0	(65.4)	15.7	203.9	223.7	(19.8)
Average gas gathering revenue (per MMBtu)	$0.35	$0.34	$0.33	$0.01	$0.01	$0.34	$0.34	$—

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

During the first half of 2014, gathering margin declined 12% when compared to the first half of 2013 due to a 9% decrease in gathering system throughput and lower other gathering revenues. Gathering system throughput decreased primarily as a result of a 43% decline at QEP Field Services’ Haynesville Gathering System primarily due to lower QEP production resulting from the continued suspension of drilling in Haynesville as well as lower gathering volumes on QEP Midstream’s Vermillion gathering system. Other gathering revenue decreased 14% due to lower condensate sales on QEP Midstream’s Vermillion gathering system and an overall decrease in compression revenue as a result of lower throughput during the first half of 2014 when compared to the first half of 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

During the year ended December 31, 2013, gathering margin declined 6% compared to the year ended December 31, 2012, primarily due to an 11% decrease in gathering revenue and an 8% increase in gathering expense, partially offset by a 33% increase in other gathering revenue. The decrease in gathering revenue was a result of decreased gathering system throughput volumes of 65.4 million MMBtu, or 13%. This decrease primarily related to a 43% decline in throughput on the Haynesville Gathering System due to lower production by QEP resulting from the suspension of drilling in the Haynesville shale. In addition, gathering system throughput decreased 11% on QEPM’s Vermillion Gathering System due to lower volumes from third parties. The increase in gathering expense was primarily the result of increased labor and benefits costs due to additional compensation costs from QEP’s annual incentive program. The increase in other gathering revenue was primarily related to deficiency revenue recognized associated with minimum volume commitments under QEP Field Services’ gathering agreements related to the Uinta Basin Gathering System and Williston Gathering System. The Green River Gathering Assets, the Uinta Basin Gathering System and the Haynesville Gathering System accounted for 47%, 17% and 15%, respectively, of QEP Field Services’ total gathering system throughput during 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

During the year ended December 31, 2012, QEP Field Services’ gathering margin increased 7% compared to the year ended December 31, 2011, primarily due to an increase in gathering revenue and other gathering revenue of 7%, partially offset by an increase in gathering expense of 5%. The increase in gathering revenue was a result of a 3% increase in gathering system throughput volume and a 3% increase in average gas gathering revenue per MMBtu during 2012. The 15.7 million MMBtu increase in gathering volumes was mainly related to increased gathering volumes on the Haynesville Gathering System and the Green River Gathering Assets, which were 12% and 8% higher, respectively, during 2012. The Green River Gathering Assets, Uinta Basin Gathering System and Haynesville Gathering System accounted for 40%, 16% and 23%, respectively, of QEP Field Services’ total gathering system throughput during 2012.

Processing Margin

The following table provides a summary of QEP Field Services’ financial and operating results from processing activities:

	Year Ended December 31,			Change		Six Months Ended June 30,		Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011	2014	2013	2014 vs 2013
	(in millions)
Processing Margin
NGL sales(1)	$105.2	$136.6	$214.9	$(31.4)	$(78.3)	$64.3	$48.5	$15.8
Realized gains from commodity derivative contract settlements	—	8.4	—	(8.4)	8.4	—	—	—
Processing (fee-based) revenue	74.0	69.7	52.6	4.3	17.1	35.7	35.9	(0.2)
Other processing revenue	13.2	8.9	2.4	4.3	6.5	9.3	4.9	4.4
Processing expense	(16.1)	(16.6)	(12.4)	0.5	(4.2)	(8.5)	(7.6)	(0.9)
Processing plant fuel and shrinkage	(32.2)	(33.4)	(59.7)	1.2	26.3	(21.0)	(15.1)	(5.9)
NGL transportation and fractionation costs	(16.3)	(27.3)	(12.0)	11.0	(15.3)	(15.0)	(12.1)	(2.9)

Processing margin	$127.8	$146.3	$185.8	$(18.5)	$(39.5)	$64.8	$54.5	$10.3

Keep-whole processing margin(2)	$56.7	$84.3	$143.2	$(27.6)	$(58.9)	$28.3	$21.3	$7.0
Operating Statistics
Gas processing volumes
NGL sales (Mbbl)	2,250.2	3,486.8	4,009.4	(1,236.6)	(522.6)	1,047.7	1,047.4	0.3
Average net realized NGL sales price (per bbl)(3)	$46.75	$39.18	$53.60	$7.57	$(14.42)	$61.37	$46.31	$15.06
Fee-based processing volumes (in millions of MMBtu)	246.5	252.6	246.9	(6.1)	5.7	117.5	119.3	(1.8)
Average fee-based processing revenue (per MMBtu)	$0.30	$0.28	$0.21	$0.02	$0.07	$0.30	$0.30	$—

(1)	Revenue for the year ended December 31, 2011 reflects the impact of QEP’s settled derivative contracts, which, during the years ended December 31, 2013 and 2012 are reflected below operating income (loss).

(2)	Keep-whole processing margin is calculated as NGL sales less processing plant fuel and shrinkage, and NGL transportation and fractionation costs.

(3)	Average net realized NGL sales price per barrel is calculated as NGL sales, including realized gains from commodity derivative contract settlements, divided by NGL sales volumes.

QEP Field Services provides gas processing services under fee-based and keep-whole agreements. Under keep-whole arrangements, QEP Field Services processes natural gas, sells the resulting NGL at market prices, and remits the natural gas energy equivalent value to its customers. Because the extraction of NGL from the natural gas during processing reduces the Btu content of the natural gas, QEP Field Services must acquire natural gas at market prices to return the energy equivalent value to its customers. Accordingly, under these arrangements QEP Field Services’ revenue and margins increase as the price of NGL increases relative to the price of natural gas and decrease as the price of NGL decreases relative to the price of natural gas.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

QEP Field Services’ keep-whole margin increased 33% during the first half of 2014, compared to the first half of 2013, due to a 33% increase in NGL sales partially offset by an increase in transportation and shrink expenses. NGL sales increased due to a 33% increase in the average net realized NGL sale price. The average realized NGL sales price increased due to the higher propane prices and the 2013 completion of the Blacks Fork fractionation and loading facility expansion which gives QEP Field Services the ability to sell products into local and regional markets. Partially offsetting the increase in keep-whole margins was an increase in transportation and shrink expenses primarily due to higher natural gas prices. NGL volumes remained flat during the first half of 2014 compared to the first half of 2013.

Fee-based processing revenues decreased slightly during the first half of 2014 compared to the first half of 2013 due to a 2% decrease in fee-based processing volumes. During the first half of 2014, the decrease in fee-based processing volume is a result of the decline in gas gathering volumes in the Haynesville and Vermillion gathering systems during the first half of 2014. There was no change in fee-based processing rate during the first half of 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

During the year ended December 31, 2013, QEP Field Services’ keep-whole processing margin decreased 33% compared to 2012 primarily due to a 35% decrease in NGL sales volumes. The decrease in NGL sales volumes was the result of not recovering ethane on keep-whole volumes. Partially offsetting this decline was an increase in the average net realized NGL sales price. Including the impact of gains on derivative contract settlements, average NGL realized prices increased 19% during 2013, primarily the result of the rejection of ethane, which is the lower-value component of the composite NGL barrel. In addition, keep-whole margin was positively impacted in 2013 by an $11.0 million decrease in NGL transportation and fractionation costs due to the reduction in NGL volumes in 2013.

Fee-based processing revenue increased 6% during the year ended December 31, 2013 compared to 2012 primarily due to a 7% increase in the average fee-based processing rate partially offset by a 2% decrease in fee-based processing volumes. Approximately 82% and 76% of QEP Field Services’ net operating revenue was derived from fee-based gathering and processing agreements in the years ended December 31, 2013 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

During the year ended December 31, 2012, QEP Field Services’ keep-whole processing margin decreased 41% compared to 2011 primarily due to a 36% decrease in NGL sales and higher NGL transportation and fractionation costs. Including the impact of gains on derivative contract settlements, NGL prices decreased 27% in 2012 and NGL sales volumes decreased 13% in 2012. The decrease in NGL sales volumes was primarily the result of the execution of a fee-based processing agreement with QEP in the Uinta Basin that effectively transferred NGL barrels from QEP Field Services to QEP in the second quarter of 2012, partially offset by the Black Fork II plant completion, which commenced operations in July 2011. Transportation and fractionation costs were $15.3 million higher during the year ended December 31, 2012 compared to 2011, which was the result of additional transportation costs relating to NGL sale agreements that provide for transportation and fractionation of NGL at Mont Belvieu, Texas, and the full year operation of the Blacks Fork II plant.

Fee-based processing revenue increased 33% during the year ended December 31, 2012, primarily due to a 33% increase in the average fee-based processing rate and a 2% increase in fee-based processing volumes. The increased processing volume during the year ended December 31, 2012, was primarily the result of the start-

up of the 155 MMcf/d Iron Horse I processing plant at the Uinta Basin Complex during the first quarter of 2011 and the start-up of the Blacks Fork II plant. Approximately 76% and 64% of net operating revenue was derived from fee-based gathering and processing agreements in the years ended December 31, 2012 and 2011, respectively.

Resale Margin

Periodically, QEP Field Services purchases and resells gas and NGL to third parties and QEP’s other subsidiaries for various business purposes. During the six months ended June 30, 2014, QEP Field Services had a net gain from gas and condensate resale transactions of $0.4 million as compared to a $0.1 million net loss for the six months ended June 30, 2013. During the year ended December 31, 2013 and 2012, QEP Field Services had a net loss of $0.4 million and a net gain of $1.2 million, respectively, related to various resale transactions.

Other Consolidated Expenses and Income

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

General and Administrative. During the first six months of 2014, general and administrative (“G&A”) expenses increased $13.5 million, or 69%, compared to the first six months of 2013. The increase in G&A expenses in 2014 was primarily due to a $4.8 million increase for retention bonuses related to the potential separation of QEP Field Services which was to be paid upon the earlier of December 2014 or whenever the separation occurred, a $2.8 million increase in the allowance for accounts receivable, an increase in professional and outside services mainly related to the ongoing implementation of a new Enterprise Resource Planning (“ERP”) system and current transactions, including the potential separation of QEP Field Services and QEP Midstream operating as a public company as well as increased labor and benefits costs.

Depreciation and amortization. During the first six months of 2014, depreciation and amortization expense increased $3.1 million, or 10%, compared to the first six months of 2013. This increase was the result of the addition of the Iron Horse II processing plant at the Uinta Basin Complex operating during the entire six months of 2014 (start-up in late first quarter of 2013) as well as the expansion of the Blacks Fork plant during the third quarter of 2013.

Income from unconsolidated affiliates. In the first six months of 2014, income from unconsolidated affiliates was lower by $0.1 million, or 3%, compared to the first six months of 2013, primarily due to decreased income from Uintah Basin Field Services of $0.5 million partially offset by increased income from Three Rivers Gathering of $0.4 million.

Interest expense, net. Interest expense decreased $1.1 million, or 46%, during the first six months of 2014 compared to the first six months of 2013. The decrease was due to the elimination of debt with QEP as of December 31, 2013. Interest expense in the first half of 2014 related to commitment fees and deferred financing costs associated with QEP Midstream’s credit facility.

Income taxes. Income tax provision was $19.2 million during the first six months of 2014 compared to $28.3 million during the first six months of 2013. The decreased provision was primarily the result of lower income before income taxes for the first six months of 2014 compared to 2013 and a lower combined effective federal and state income tax rate of 30.2% during the six months ended June 30, 2014, compared to 35.6% for the six months ended June 30, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

General and Administrative. During 2013, G&A expenses increased $12.2 million, or 35%, compared to 2012. The increase in G&A expenses in 2013 was primarily due to increased legal and professional services expenses in 2013 related to QEP Midstream’s IPO, QEP Midstream operating as a public company (see

“Note 3—QEP Midstream Partners” to QEP Field Services’ audited financial statements incorporated by reference herein), the implementation of a new ERP system and the QGC litigation (see “Note 10—Commitments and Contingencies” to QEP Field Services’ audited financial statements incorporated by reference herein). Additionally, there was an increase in labor costs due to an increased number of employees, QEP Field Services’ annual compensation program and QEP Field Services’ retention plan (see “Note 8—Restructuring Costs” to QEP Field Services’ audited financial statements incorporated by reference herein).

Depreciation and amortization. Depreciation and amortization expense was consistent during the year ended December 31, 2013 compared to 2012 as a result of asset additions in 2013 offset by changes in the unit of production rates.

Income from unconsolidated affiliates. Income from unconsolidated affiliates was $6.1 million for the year ended December 31, 2013, decreasing $1.1 million from 2012. Income from Three Rivers Gathering was $2.8 million in 2013 compared to $3.5 million in 2012 and income from Uintah Basin Field Services was $3.3 million in 2013 compared to $3.7 million in 2012.

Realized gain on derivative contracts. Gains and losses on derivative instruments are comprised of realized gains on commodity derivative contracts. During the year ended December 31, 2013, QEP Field Services had no commodity derivative instruments. During 2012, QEP Field Services had realized gains on commodity derivative instruments of $8.4 million.

Interest expense, net. Interest expense decreased $7.8 million, or 72%, during the year ended December 31, 2013 compared to 2012. The decrease was attributable to average debt levels that were approximately $127.4 million, or 56%, lower than average debt levels in 2012. The decrease in average debt levels is primarily related to the settlement of intercompany debt with QEP in 2013, resulting in no debt outstanding as of December 31, 2013.

Income taxes. Income tax provision decreased $14.9 million, or 20%, during the year ended December 31, 2013 compared to 2012. The decrease was primarily the result of lower income before income taxes and a lower combined effective federal and state income tax rate of 33.6% during the year ended December 31, 2013, compared to 35.1% for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

General and Administrative. G&A expenses increased by $1.4 million during the year ended December 31, 2012 compared to 2011 primarily related to increased labor and benefits expenses due to an increased number of employees and QEP Field Services’ annual compensation program and higher professional services related to the implementation of a new ERP system.

Depreciation and amortization. Depreciation and amortization expense increased by $8.8 million, or 16%, from 2011. The increase was primarily attributable to a $4.8 million increase at the Blacks Fork Complex due to the Blacks Fork II plant completion, which commenced operations in July 2011, and a $1.5 million increase at the Uinta Basin Complex the result of the start-up of the Iron Horse I processing plant during the first quarter of 2011, both of which were depreciated on the units of production basis. Other increases were attributable to the Williston Gathering System and Haynesville Gathering System due to asset additions in 2012.

Income from unconsolidated affiliates. Income from unconsolidated affiliates increased by $2.8 million, or 64%, from 2011. Income from Three Rivers Gathering was $3.5 million in 2012 compared to $1.9 million in 2011 and income from Uintah Basin Field Services was $3.7 million in 2012 compared to $2.5 million in 2011.

Realized gain on derivative contracts. Effective January 1, 2012, QEP Field Services discontinued hedge accounting. As a result, changes during the year ended December 31, 2012 are recognized in current period earnings. During 2012, QEP Field Services had realized gains on commodity derivative instruments of $8.4 million.

During the year ended December 31, 2011, QEP Field Services used hedge accounting and changes in the mark-to-market value of the commodity derivative contracts were reflected in accumulated other comprehensive income (“AOCI”) and ultimately recognized as revenue when the commodity derivatives were settled. As a result of discontinuing hedge accounting, the mark-to-market values at December 31, 2011, were fixed in AOCI as of the de-designation date and were reclassified into QEP Field Services’ Consolidated Statement of Operations as the transactions settled and impact earnings.

Interest expense, net. Interest expense decreased $5.9 million, or 35%, during the year ended December 31, 2012 compared to 2011. The decrease in interest expense during 2012 was due to average debt levels that were approximately $102.0 million lower than average debt levels during 2011. The decrease in average debt levels is related to lower intercompany debt balances with QEP year over year.

Income taxes. Income tax provision decreased $15.1 million, or 17%, during the year ended December 31, 2012 compared to 2011. The decrease was primarily the result of lower income before income taxes and a lower combined effective federal and state income tax rate of 35.1% during the year ended December 31, 2012, compared to 37.2% during 2011. The 2012 combined rate was lower due to state income tax adjustments to prior year provisions based on tax returns filed.

Liquidity and Capital Resources

Historically, QEP Field Services’ sources of liquidity include cash generated from operations and funding from QEP. QEP Field Services historically participated in QEP’s centralized cash management program under which the net balance of its cash receipts and cash disbursements were settled with QEP on a periodic basis.

Cash Flow

The following table and discussion presents a summary of QEP Field Services’ net cash provided by operating activities, investing activities and financing activities for the periods indicated.

	Year Ended December 31,			Change		Six Months Ended June 30,		Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011	2014	2013	2014 vs 2013
	(in millions)
Net cash provided by (used in):
Operating activities	$118.2	$232.1	$269.7	$(113.9)	$(37.6)	$50.1	$143.5	$(93.4)
Investing activities	(82.0)	(166.3)	(127.6)	84.3	(38.7)	(36.3)	(35.0)	(1.3)
Financing activities	(18.1)	(67.0)	(140.9)	48.9	73.9	(15.9)	(105.8)	89.9

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Operating Activities. The primary components of net cash provided from operating activities are changes in working capital, non-cash adjustments to net income and net income and are presented in the following table:

	Six Months Ended June 30,		Change
	2014	2013	2014 vs 2013
	(in millions)
Net income	$44.3	$51.3	$(7.0)
Non-cash adjustments to net income	39.8	45.4	(5.6)
Changes in operating assets and liabilities	(34.0)	46.8	(80.8)

Net cash provided from operating activities	$50.1	$143.5	$(93.4)

Investing Activities. QEP Field Services’ historical capital expenditures were funded from a combination of cash flow generated from operations and funding from QEP. QEP Field Services’ historical capital expenditures are presented in the following table:

	Six Months Ended June 30,		Change
	2014	2013	2014 vs 2013
	(in millions)
Total accrual capital expenditures	$39.4	$25.5	$13.9
Change in accruals and non-cash items	(3.1)	9.5	(12.6)

Total cash capital expenditures	$36.3	$35.0	$1.3

In the first half of 2014 compared to the first half of 2013, QEP Field Services’ capital investment increased by $13.9 million, on an accrual basis. Capital expenditures during the first half of 2014 primarily related to the expansion of the Uinta Basin Gathering System and the expansion of the Vermillion Complex, with the remaining expenditures relating to maintenance capital expenditures and other minor projects on the various plants and gathering systems.

Financing Activities. In the first half of 2014, net cash used in financing activities was $15.9 million compared to $105.8 million in the first half of 2013. During the first half of 2014, QEP Field Services made a cash distribution on behalf of QEP Midstream of $12.1 million to public common unitholders, paid $3.1 million to owners of noncontrolling interests in QEP Field Services’ assets and made a cash distribution to QEP for $0.7 million. During the first half of 2013, QEP Field Services repaid long-term debt to QEP of $90.0 million, paid an additional distribution to QEP of $11.0 million and paid a $3.1 million distribution to owners of noncontrolling interests in QEP Field Services’ assets.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 and Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities. The primary components of net cash provided from operating activities are changes in working capital, non-cash adjustments to net income and net income and are presented in the following table:

	Year Ended December 31,			Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
	(in millions)
Net income	$117.0	$136.8	$150.5	$(19.8)	$(13.7)
Non-cash adjustments to net income	(19.8)	89.2	151.7	(109.0)	(62.5)
Changes in operating assets and liabilities	21.0	6.1	(32.5)	14.9	38.6

Net cash provided from operating activities	$118.2	$232.1	$269.7	$(113.9)	$(37.6)

Investing Activities. QEP Field Services’ historical capital expenditures were funded from a combination of cash flow generated from operations and funding from QEP. QEP Field Services’ historical capital expenditures are presented in the following table:

	Year Ended December 31,			Change
	2013	2012	2011	2013 vs 2012	2012 vs 2011
	(in millions)
Total accrual capital expenditures	$75.6	$170.2	$108.3	$(94.6)	$61.9
Change in accruals and non-cash items	6.4	(3.9)	19.3	10.3	(23.2)

Total cash capital expenditures	$82.0	$166.3	$127.6	$(84.3)	$38.7

Financing Activities. During the year ended December 31, 2013, net cash used in financing activities was $18.1 million compared to $67.0 million during the year ended December 31, 2012. During the year ended December 31, 2013, QEP Field Services had net proceeds from QEP Midstream’s IPO of $449.6 million, which was used to repay long-term debt to QEP of $199.5 million, pay revolving credit origination fees of $3.2 million, and make a cash distribution to QEP for $16.0 million. Additionally, QEP Field Services made a cash dividend payment to QEP for $238.0 million. Lastly, QEP Field Services paid distributions on behalf of QEP Midstream of $3.0 million, or $0.13 per unit to the 23,008,998 outstanding limited partner common units owned by the public, and $6.3 million to owners of noncontrolling interests in its assets.

During the year ended December 31, 2012, net cash used in financing activities was $67.0 million compared to $140.9 million during the year ended December 31, 2011. During 2012, QEP Field Services repaid long-term debt to QEP of $55.3 million, received a contribution from QEP of $6.8 million and paid a distribution of $6.6 million to owners of non-controlling interests in its assets. During 2011, QEP Field Services repaid long-term debt to QEP of $148.7 million, received a contribution from QEP of $13.3 million and paid a distribution of $5.4 million to owners of non-controlling interests in its assets.

Off-Balance Sheet Arrangements

QEP Field Services does not have any off-balance sheet arrangements.

Credit Risk

QEP Field Services’ exposure to credit risk may be affected by its concentration of customers due to changes in economic or other conditions. QEP Field Services’ customers include several established crude oil and natural gas producers with credit ratings ranging from A to BB (as defined by Standard & Poor’s) that may react differently to changing conditions. QEP Field Services’ principal customer for its natural gas gathering, processing, treating and fractionation services is QEP. QEP Field Services bears credit risk represented by its exposure to non-payment, late payment or non-performance by its customers, including QEP, and this risk is greater than it would be with a broader customer base with a similar credit profile. QEP Field Services expects its exposure to concentrated risk of non-payment or non-performance to continue for as long as QEP provides a signification portion of its revenue. QEP Field Services’ management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses.

Contractual Cash Obligations and Other Commitments

In the course of ordinary business activities, QEP Field Services enters into a variety of contractual cash obligations and other commitments. The following table summarizes the significant contractual cash obligations as of December 31, 2013:

	Payments Due by Year
	Total	2014	2015	2016	2017	2018	After 2018
	(in millions)
NGL transportation	$344.0	$43.0	$43.0	$43.0	$43.0	$43.0	$129.0
NGL fractionation	113.9	14.2	14.2	14.2	14.2	14.2	42.9
Asset retirement obligations(1)	32.4	—	—	—	—	—	32.4
Operating leases(2)	11.8	1.5	1.4	1.4	1.4	1.1	5.0

Total	$502.1	$58.7	$58.6	$58.6	$58.6	$58.3	$209.3

(1)	These future obligations are discounted estimates of future expenditures based on expected settlement dates.

(2)	These leases represent the portion of QEP’s office space rent that have been allocated to QEP Field Services.

Related Parties

QEP Field Services provides crude oil and gas gathering, processing, treating and transportation services, NGL, fractionation and marketing services to QEP resulting in related party transactions. QEP Field Services believes that the terms and conditions under these agreements are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services in the ordinary course of its business. QEP Field Services has entered into agreements with QEP including operating agreements and other service agreements. For the six months ended June 30, 2014 and 2013, approximately 38% and 44%, respectively, of QEP Field Services’ revenue came from QEP. For the twelve months ended December 31, 2013, 2012 and 2011, approximately 40%, 37% and 27%, respectively, of QEP Field Services’ revenue came from QEP. Refer to “Note 4—Related Party Transactions” to QEP Field Services’ audited financial statements incorporated by reference in this prospectus supplement for additional information on related party transactions.

Critical Accounting Policies and Estimates

The following discussion relates to the critical accounting policies and estimates applicable to QEP Field Services. QEP Field Services’ consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires management to make assumptions and estimates that affect the reported results of operations and financial position. The following accounting policies may involve a higher degree of complexity and judgment on the part of management.

Investment in Unconsolidated Affiliates

QEP Field Services uses the equity method to account for investment in unconsolidated affiliates where it does not have control, but has significant influence. The investment in unconsolidated affiliates on QEP Field Services’ consolidated balance sheets equals its proportionate share of equity reported by the unconsolidated affiliates. Investment is assessed for possible impairment when events indicate that the fair value of the investment may be below QEP Field Services’ carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in the determination of net income.

The principal unconsolidated affiliates and QEP Field Services’ ownership percentage as of December 31, 2013, 2012 and 2011 were Uintah Basin Field Services in which QEP Field Services owned a 38% ownership, and Three Rivers Gathering, L.L.C. in which QEP Midstream currently owns a 50% ownership interest, which was previously owned by QEP Field Services prior to QEP Midstream’s IPO (see “Note 3—QEP Midstream Partners” to QEP Field Services’ audited financial statements incorporated by reference in this prospectus supplement). Both are limited liability companies engaged in the gathering and compressing of natural gas. In connection with the QEP Field Services Acquisition, we received notice from a third party that it may exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services. If such tag-along rights are exercised, we currently estimate that the purchase price for such 38% ownership interest would be approximately $16.0 million, based on the purchase price for the QEP Field Services Acquisition. We cannot currently predict whether the third party will ultimately exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services.

Use of Estimates

The preparation of QEP Field Services’ consolidated financial statements and notes in conformity with U.S. GAAP requires that management formulate estimates and assumptions that affect revenue, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Items subject to estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables, income taxes, valuation of derivatives instruments, accrued liabilities, accrued revenue and related receivables and obligations related to employee benefits, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

Revenue Recognition

QEP Field Services provides gathering services, primarily under fee-based contracts, as well as processing services, under keep-whole and fee-based contracts. Under fee-based arrangements, QEP Field Services receives a fee or fees for one or more of the following services: firm and interruptible gathering of crude oil and natural gas or processing of natural gas. The revenue QEP Field Services earns from the fee-based arrangements is generally directly related to the volume of oil or gas that flows through its systems or complexes and is not directly dependent on commodity prices. A portion of the fee-based agreements provide for minimum annual payments or fixed demand charges which are recognized as revenue pursuant to the contract terms.

Under keep-whole arrangements, QEP Field Services processes the natural gas for a customer and takes title to the resulting NGL, which is sold to third parties at market prices. Because the extraction of the NGL from the natural gas during processing reduces the Btu content of the natural gas, QEP Field Services must either purchase gas at market prices for return to producers or make cash payment to the producers equal to the energy content of this gas. In addition, under the majority of its agreements, QEP Field Services retains and sells condensate that falls out of the natural gas stream during gathering and processing. Additionally, QEP Field Services had deferred revenue of which a portion will be recognized as revenue pursuant to contractual terms with the remaining being recognized based on the outcome of certain litigation.

Property, Plant and Equipment

Property, plant and equipment primarily consists of natural gas and oil gathering pipelines, transmission pipelines, compressors and processing, treating and fractionation facilities and are stated at the lower of historical cost, less accumulated depreciation or fair value, if impaired. QEP Field Services capitalizes construction-related direct labor and material costs. Maintenance and repair costs are expensed as incurred, except substantial compression overhaul costs that are capitalized and depreciated. Assets placed into service are depreciated, on a straight-line-basis or units of production method, over the estimated useful life of the asset.

Impairment of Long-lived Assets

QEP Field Services evaluates whether long-lived assets have been impaired and determines if the carrying amount of the assets may not be recoverable. Impairment is indicated when a triggering event occurs and/or the estimated fair value of an evaluated asset is less than the asset’s carrying value. If impairment is indicated, the asset would be reduced to the estimated fair value. There were no long-lived asset impairments during 2013, 2012 or 2011.

Asset Retirement Obligations

Asset retirement obligations (“ARO”) associated with the retirement of tangible long-lived assets are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets in the period incurred. The cost of the tangible asset, including the asset retirement costs, is depreciated over the useful life of the asset. ARO are recorded at estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at QEP Field Services’ credit-adjusted, risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of ARO change, an adjustment is recorded to both the ARO and the long-lived asset. Revisions to estimated ARO can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

Litigation and Other Contingencies

In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. We regularly review contingencies to determine the adequacy of its accruals and related disclosures. The amount of ultimate loss may differ from these estimates. See “Note 10—Commitments and Contingencies” to QEP Field Services’ audited financial statements incorporated by reference in this prospectus supplement.

QEP Field Services accrues losses associated with environmental obligations when such losses are probable and can be reasonably estimated. Accruals for estimated environmental losses are recognized no later than at the time the remediation feasibility study, or the evaluation of response options, is complete. These accruals are adjusted as additional information becomes available or as circumstances change. Future environmental expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

Income Taxes

Deferred income taxes are provided for the temporary differences arising between the book and tax carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. QEP Field Services records interest earned on income tax refunds in interest and other income and records penalties and interest charged on tax deficiencies in interest expense.

ASC 740, Income Taxes, specifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position to be reflected in the financial statements. If recognized, the tax benefit is measured as the largest amount of tax benefit that is more-likely-than-not to be realized upon ultimate settlement. QEP Field Services’ management has considered the amounts and the probabilities of the outcomes that could be realized upon ultimate settlement and believes that it is more-likely-than-not that QEP Field Services’ recorded income tax benefits will be fully realized. There were no unrecognized tax benefits at the beginning or end of the twelve-month periods ended December 31, 2013, 2012 and 2011. Federal income tax returns for 2011 and 2012 are closed by the Internal Revenue Service. Income tax returns for 2013 have been filed. Most state tax returns for 2010 and subsequent years remain subject to examination.

Noncontrolling Interests

Noncontrolling interests represent third-party ownership in the net assets of QEP Field Services’ consolidated subsidiaries and are presented as a component of equity and net income. Changes in QEP Field Services’ ownership interest in subsidiaries that do not result in deconsolidation are recognized in equity. On August 14, 2013, QEP completed QEP Midstream’s IPO. Prior to QEP Midstream’s IPO, QEP’s noncontrolling interest related to the outside ownership of Rendezvous Gas Services, L.L.C. Subsequent to QEP Midstream’s IPO, QEP Midstream’s results (which include Rendezvous Gas Services, L.L.C) are consolidated into QEP Field Services’ financial statements as it is a majority-owned and controlled subsidiary, and the portion not owned by QEP Field Services is reflected as noncontrolling interest. See “Note 3—QEP Midstream Partners” to QEP Field Services’ audited financial statements incorporated by reference in this prospectus supplement for further information regarding QEP Midstream’s IPO.

Recent Accounting Developments

During the year ended December 31, 2013, there were no new accounting pronouncements that were applicable to QEP Field Services.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At June 30, 2014, QEP Field Services had no debt outstanding. However, on July 1, 2014 QEP Midstream borrowed amounts under its revolving credit facility, and as a result, as of September 30, 2014, QEP Field Services had $230.0 million of debt outstanding. In 2013, QEP Field Services had a promissory note with QEP with a fixed rate of 6.05% that was not subject to interest rate movements. This debt was settled on December 31, 2013.

Commodity Price Risk

QEP Field Services is exposed to the impact of market fluctuations in the prices of natural gas, NGL and condensate. Both QEP Field Services’ profitability and its cash flow are affected by volatility in the prices of these commodities. Natural gas and NGL prices are impacted by changes in the supply and demand for these products, as well as market uncertainty. For a discussion of the volatility of natural gas and NGL prices, please read “Risk Factors.” Natural gas prices, can also affect QEP Field Services’ profitability indirectly by influencing the level of drilling activity in its areas of operation.

A portion of QEP Field Services’ profitability is directly affected by prevailing commodity prices related to its keep-whole processing contracts. In these contracts QEP Field Services is exposed to the spread between NGL product sales price and the purchase price of natural gas. Generally, the frac spread and, consequently, the net operating margins are positive under these contracts. However, in the event natural gas becomes more expensive on a Btu equivalent basis than the NGL products, QEP Field Services’ cost of keeping the producer “whole” would result in operating losses. Due to timing of natural gas purchases and liquid sales, direct exposure to market prices of either natural gas or liquids can be created, because there is an offsetting purchase or sale that remains exposed to market pricing. Certain of QEP Field Services’ keep-whole processing contracts contain provisions that allow it to charge an incremental fee in the event that processing gas under the contract becomes unprofitable. On occasion, QEP Field Services enters into derivative transactions to manage commodity price risk.

QEP FIELD SERVICES’ BUSINESS

Pursuant to the MIPA, TLLP is acquiring QEP Field Services, LLC, a subsidiary of QEP Field Services formed for purposes of consummating the QEP Field Services Acquisition. QEP Field Services, LLC consists of substantially all of the business, operations and assets of QEP Field Services Company, other than the Haynesville Gathering System. When we discuss the business and operations of QEP Field Services in this section, we are discussing the business and operations of QEP Field Services that we will acquire pursuant to the MIPA, except that the following discussion of the business of QEP Field Services reflects the inclusion of Haynesville Gathering System, which we are not acquiring in the QEP Field Services Acquisition. The Vermillion Complex, which is the subject of the Vermillion ROFR, has also been included in the following discussion of the business of QEP Field Services. See “Summary—Transactions.”

Overview

QEP Field Services owns and operates a diversified portfolio of midstream energy assets. QEP Field Services’ business primarily consists of providing natural gas gathering, processing, treating and transportation services and NGL fractionation and transportation services for its producer customers through its ownership and operation of two gathering systems and two processing complexes. In addition, QEP Field Services owns a 60% interest in Green River Processing, which owns two processing complexes and one fractionation facility, with the remaining 40% interest owned by QEP Midstream. QEP Field Services’ assets, which are located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah and the Williston Basin in North Dakota provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. Finally, QEP Field Services owns (i) an approximate 55.8% limited partner interest in QEP Midstream, consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEP Midstream’s general partner, which owns the 2.0% general partner interest in QEP Midstream and 100% of QEP Midstream’s incentive distribution rights. In addition to the 40% interest in Green River Processing, QEP Midstream’s assets consist of ownership interests in four gathering systems and two FERC-regulated pipelines through which it provides natural gas and crude oil gathering and transportation services. QEP Field Services also owns a gas gathering system located in northwest Louisiana and other related assets that we will not be acquiring in the QEP Field Services Acquisition.

At June 30, 2014, QEP Field Services’ gathering systems included approximately 2,262 miles of pipeline. For the six months ended June 30, 2014, these gathering systems had an average gross throughput of 1.9 million MMBtu/d of natural gas and approximately 15,592 Bbl/d of crude oil. For the six months ended June 30, 2014, QEP Field Services’ (i) average processing throughput was 845,000 MMBtu/d and (ii) average fractionation throughput was 10,303 Bbl/d.

QEP Field Services provides all of its gathering services through fee-based agreements, the majority of which have annual inflation adjustment mechanisms. For the three months ended March 31, 2014, approximately 84% of QEP Field Services’ gathering revenue was generated pursuant to contracts with remaining terms in excess of five years, including 59% of its gathering revenue that was generated pursuant to “life-of-reserves” contracts. QEP Field Services provides its processing, treating and fractionation services through fee-based and keep-whole arrangements. For the three months ended March 31, 2014, approximately 43% of QEP Field Services’ processing, treating and fractionation revenue was generated pursuant to fee-based arrangements. In addition to QEP Field Services’ fee-based and keep-whole arrangements, for the three months ended March 31, 2014, approximately 3% of its revenue was generated through the sale of condensate volumes that QEP Field Services collects on its gathering systems.

QEP Field Services has secured significant acreage dedications from several of its largest customers, including QEP. Pursuant to the terms of those agreements, QEP Field Services’ customers have dedicated all of the natural gas production they own or control from (i) wells that are currently connected to its gathering systems and located within the acreage dedication and (ii) future wells that are drilled during the term of the applicable gathering contract and located within the dedicated acreage as its gathering systems currently exist and as they are expanded to connect to additional wells. In addition, several of QEP Field Services’ gathering and processing contracts are underpinned by minimum volume commitments that are designed to ensure that QEP Field Services will generate a certain amount of revenue from each customer over the life of the respective processing agreement, whether by collecting gathering fees on throughput volumes, processing fees on actual volumes processed or from cash payments to cover any minimum volume commitment shortfall. At March 31, 2014, QEP Field Services had an aggregate of approximately 162 Bcf of minimum volume commitments for processing with original terms that range from 10 years to 18 years and, as of March 31, 2014, had a weighted average remaining life of approximately 8 years, assuming minimum volumes for the remainder of the term. At March 31, 2014, QEP Field Services had an aggregate of approximately 161 Bcf of minimum volume commitments and 26 Bcf of capacity reservations on its gathering systems with original terms that range from 5 years to 20 years and, as of March 31, 2014, had a weighted average remaining life of approximately 6 years assuming minimum volumes for the remainder of the term.

QEP Field Services’ Assets and Operations

The following sections describe QEP Field Services’ natural gas gathering, processing and fractionation assets (other than the Haynesville Gathering System) as well as its interests in and the assets of QEP Midstream, and the services QEP Field Services provides to its customers.

Gathering

Uinta Basin Gathering System

Overview. The Uinta Basin Gathering System consists of natural gas gathering systems and compression assets located in northeast Utah, which include a combined 637 miles of low-pressure gathering pipeline and 54,306 bhp of natural gas compression.

The following table and map provide information regarding QEP Field Services’ Uinta Basin Gathering System assets as of March 31, 2014:

Gathering System	Primary Location	Length (miles)	Receipt Points	Compression (bhp)	Throughput Capacity (MMcf/d)(1)	Average Daily Throughput (Thousand MMBtu/d)(1)
Uinta Basin Gathering System	Uinta Basin	637	1,957	54,306	299	177

(1)	Represents 100% of the capacity and throughput of the system as of and for the three months ended March 31, 2014.

Contracts. The Uinta Basin Gathering System is primarily supported by acreage dedications and long-term, fee-based gathering agreements that contain annual inflation adjustment mechanisms and minimum volume commitments. For the three months ended March 31, 2014, approximately 95% of the throughput volumes on the gathering system were gathered pursuant to contracts with remaining terms of more than four years. The gathering system has average minimum volume commitments of approximately 214,000 MMBtu/d of natural gas from one producer through 2018.

Customers. For the three months ended March 31, 2014, two customers accounted for approximately 95% of the total natural gas throughput and 86% of the total revenue on the Uinta Basin Gathering System. QEP Field Services’ largest customer on the Uinta Basin Gathering System is EOG, which accounted for approximately 104,000 MMBtu/d, or 59%, of the total natural gas throughput and 45% of the total generated revenue for the three months ended March 31, 2014. The other primary customer on the Uinta Basin Gathering System is QEP, which accounted for 37% of the total natural gas throughput during the three months ended March 31, 2014.

Delivery Points. Natural gas gathered on the Uinta Basin Gathering System is delivered to QEP Field Services’ Uinta Basin Complex. QEP Field Services processing facilities provide producers direct access to four interstate gas pipelines. In addition, producers have access to the Mont Belvieu NGL market via the Mid America Pipeline (“MAPL”) system.

Supply. The Uinta Basin Gathering System gathers natural gas from fields located in the Uinta Basin of northeast Utah. Major natural gas fields gathered by the system include the Redwash, Wonsits Valley, Northern

Natural Buttes, Chapita and Glen Bench fields in Uintah County, Utah. QEP owns over 120,000 gross acres in the Uinta Basin that are dedicated to QEP Field Services’ Uinta Basin Gathering System.

Uintah Basin Field Services

Overview. Uintah Basin Field Services is a joint venture between QEP Field Services, Discovery and Ute Energy that was formed to allow QEP Field Services’ partners and it to jointly develop natural gas gathering infrastructure within a defined area of mutual interest located in the southeastern Uinta Basin. QEP Field Services operates the gathering system.

The following table and map provide information regarding QEP Field Services’ Uintah Basin Field Services gathering system as of March 31, 2014:

Gathering System	Primary Location	Length (miles)	Receipt Points	Compression (bhp)	Throughput Capacity (MMcf/d)(1)	Average Daily Throughput (Thousand MMBtu/d)(1)
Uintah Basin Field Services(2)	Uinta Basin	100	21	5,360	26	10

(1)	Represents 100% of the capacity and throughput of the system as of and for the three months ended March 31, 2014.

(2)	QEP Field Services’ ownership interest in Uintah Basin Field Services is 38%. In connection with the QEP Field Services Acquisition, we received notice from a third party that it may exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services. If such tag-along rights are exercised, we currently estimate that the purchase price for such 38% ownership interest would be approximately $16.0 million, based on the purchase price for the QEP Field Services Acquisition. We cannot currently predict whether the third party will ultimately exercise its tag-along rights and sell us its 38% ownership interest in Uintah Basin Field Services.

Contracts. The Uintah Basin Field Services gathering system is supported by long-term, fee-based gas gathering agreements that contain firm throughput commitments, which generate fees whether or not the capacity is used. Approximately 93% of throughput volumes for the three months ended March 31, 2014, were subject to contracts with remaining terms of more than 12 years. The gathering system has aggregate minimum volume commitments of approximately 50,000 MMBtu/d from three different producers through 2026. The system is currently fully subscribed due to these firm commitments.

Customers. QEP, Discovery and Ute Energy are the three largest shippers on the Uintah Basin Field Services gathering system, representing approximately five thousand MMBtu/d, three thousand MMBtu/d, and one thousand MMBtu/d, respectively, or 93% in the aggregate, of the throughput on the system for the three months ended March 31, 2014. The remaining throughput on the system was comprised of production from several other third-party producers.

Delivery Points. Natural gas gathered on the Uintah Basin Field Services gathering system is delivered into QEP Midstream’s Three Rivers Gathering system where is it ultimately delivered to either QEP Field Services’ Uinta Basin Complex or to a third-party processing facility.

Supply. The primary sources of supply for the Uintah Basin Field Services system are the National Oil Shale Reserve, North Hill Creek, and Wolf Flat/Flat Rock fields located along the southern margin of the Uinta Basin in Uintah County, Utah. QEP has over 35,000 gross acres of operated leasehold that are dedicated to QEP Field Services’ Uintah Basin Field Services gathering system.

Processing/Treating/Fractionation

Blacks Fork Complex

Overview. The Blacks Fork Complex, located in Sweetwater and Uinta counties, Wyoming, consists of three separate gas processing trains with total raw gas inlet processing capacity of up to 835 MMcf/d, depending on operating mode, and a NGL fractionation facility with total inlet capacity of approximately 15,000 Bbl/d. The Blacks Fork Complex processed an average of approximately 430,000 MMBtu/d of natural gas and fractionated an average of 11,917 Bbl/d of NGL during the three months ended March 31, 2014. The complex receives the majority of its gas from the Pinedale Anticline and the Moxa Arch fields located in the Green River Basin of western Wyoming.

The following table and map provides information regarding QEP Field Services’ Blacks Fork Complex assets as of March 31, 2014:

Asset	Primary Location	Asset Type	Facility Type	Inlet Capacity (MMcf/d)(1)		Average Daily Throughput (Thousand MMBtu/d)(1)
Blacks Fork Complex(2)	Green River Basin	Processing	Cryogenic / Joule-Thomson	835	(3)	430
		Fractionation	Fractionator	15,000	(4)	11,917	(4)

(1)	Represents 100% of the asset’s inlet capacity and throughput as of and for the three months ended March 31, 2014.

(2)	QEP Field Services owns a 60% interest in Green River Processing, which owns the Blacks Fork and Emigrant Trail processing complexes, and QEP Midstream owns the remaining 40% interest.

(3)	Blacks Fork II is able to switch between two different processing modes, which allow for different inlet capacities and recovery factors, depending on individual producer processing needs.

(4)	Inlet capacity and throughput measured in barrels of NGL per day.

The original cryogenic train, Blacks Fork I, was commissioned in 1995 and has raw gas inlet capacity of approximately 85 MMcf/d. In 2006, a 250 MMcf/d Joule-Thomson (JT) train was reconfigured at the complex and was combined with an existing 80 MMcf/d JT train, bringing the total JT processing capacity to 330 MMcf/d at the location. The combined train is designed to recover sufficient NGL from the raw gas to meet maximum hydrocarbon dewpoint specifications of connected downstream interstate pipelines. The JT train currently acts as a backup for the other Blacks Fork processing trains during periods of maintenance.

Commissioned in 2011, Blacks Fork II was the third processing train built at the complex. This train was the first grass roots facility built that utilized two of Ortloff Engineers, LTD, licensed processes together, the Recycle Split Vapor (“RSV”) and Carbon Dioxide Control (“CDC”). The train is able to switch between the Gas Subcooled Process (“GSP”) and RSV process modes to maximize NGL recoveries at various volumes and inlet gas compositions depending on customer processing needs.

The RSV process allows for greater ethane recovery than a typical GSP facility and is available for use at raw gas inlet volumes up to 350 MMcf/d, while the GSP process allows this train to operate at the maximum raw gas inlet capacity of 420 MMcf/d but has a slightly lower ethane recovery. The CDC technology allows this train to operate in either RSV or GSP mode obtaining high ethane recovery without the need for costly CO2 removal facilities upstream of the cryogenic process.

The Blacks Fork Complex also includes a fractionation facility with a combined capacity of 15,000 Bbl/d of raw NGL. The original fractionator was constructed at the same time as Blacks Fork I and had a capacity of 5,000 Bbl/d. An additional 10,000 Bbl/d of capacity was added in the second quarter of 2013 and incorporates a butane splitter and expanded truck and rail loading facilities. The fractionation facility allows for production of propane, iso and normal butane, and gasoline-range products for delivery and sales to local, regional and national markets.

The following table provides several key metrics associated with the Blacks Fork Complex assets as of March 31, 2014:

					Average Recovery(2)
Asset	Year Built	Facility Type	Inlet Capacity (MMcf/d)(1)		Ethane	Propane	Normal Butane	Iso Butane	Natural Gasoline
Blacks Fork I	1995	Cryogenic	85		44%	95%	99%	98%	100%
Blacks Fork JT	1995/2006	Joule-Thomson	330		0.1%	4%	22%	15%	46%
Blacks Fork II(3)	2011	Cryogenic	420		93%	100%	100%	100%	100%
Blacks Fork Fractionator	1995/2013	Fractionator	15,000	(4)

Total		Processing	835

		Fractionation	15,000	(4)

(1)	Represents 100% of the asset’s inlet capacity as of March 31, 2014.

(2)	Assumes ethane recovery mode. Blacks Fork II recoveries are shown in RSV mode.

(3)	Blacks Fork II is able to switch between two different processing modes, which allow for different inlet capacities and recovery factors, depending on individual producer processing needs.

(4)	Inlet capacity and throughput measured in barrels of NGL per day.

Contracts. QEP Field Services is party to the Gas Conditioning Agreement with QEP Midstream whereby QEP Midstream has agreed to make available to QEP Field Services at the Blacks Fork Complex natural gas volumes that it has gathered pursuant to certain “life-of-reserves” and long-term, natural gas gathering agreements with several producer customers. Pursuant to the terms of the Gas Conditioning Agreement, QEP Field Services has been assigned QEP Midstream’s conditioning and keep-whole processing rights detailed in the underlying gathering agreements. Approximately 68% of the inlet volumes for the three months ended March 31, 2014, were processed under a fee-based agreement with a remaining term of more than 12 years. Approximately 14% of the inlet volumes for the three months ended March 31, 2014, at the Blacks Fork Complex were processed under the Gas Conditioning Agreement. The complex has average minimum volume commitments of 230,000 MMBtu/d from QEP through 2025.

Producer Customers. Three producer customers accounted for approximately 98% of the natural gas inlet volumes and approximately 95% of the natural gas processing revenue at the Blacks Fork Complex for the three months ended March 31, 2014. QEP gas production totaled approximately 284,000 MMBtu/d, or 67%, of the inlet volumes at the complex for the three months ended March 31, 2014, making it QEP Field Services’ largest producer customer. The remaining inlet volumes for the three months ended March 31, 2014 consisted of production from several third-party producers, including Ultra and Questar, which represented approximately 16% and 14%, respectively.

Delivery Points. The Blacks Fork Complex is uniquely positioned to provide direct access to five interstate gas pipelines: NWPL; KRPL (via Rendezvous Pipeline); the Overthrust Pipeline (“OTPL”); the Colorado Interstate Gas Pipeline (“CIG”); and the Questar Pipeline Company Pipeline (“QPC”). Direct access to REX is provided via OTPL. These pipeline interconnects provide QEP Field Services’ customers access to natural gas markets in the Midwest and eastern United States via REX / OTPL; the Pacific Northwest via NWPL; southern Utah, Nevada and southern and central California via KRPL; regional markets along the eastern Rocky Mountains via CIG and the Wasatch Front in Utah via QPC and KRPL. In addition, the complex has access to two interstate liquids pipelines, MAPL and Overland Pass Pipeline, which provide direct access to the Mont Belvieu and Conway NGL markets. Finally, the complex has access to local, regional and national NGL markets through its rail and truck loading facilities.

Emigrant Trail Complex

Overview. The Emigrant Trail Complex, located in Uinta County, Wyoming, consists of one cryogenic gas processing train with total raw gas inlet capacity of approximately 55 MMcf/d and had average daily throughput of approximately 48,000 MMBtu/d for the three months ended March 31, 2014. The complex receives the majority of its gas from various gas fields along the Moxa Arch, including Church Buttes, located in the Green River Basin of western Wyoming.

The following table and map provides information regarding QEP Field Services’ Emigrant Trail Complex as of March 31, 2014:

Asset	Primary Location	Asset Type	Facility Type	Inlet Capacity (MMcf/d)(1)	Average Daily Throughput (Thousand MMBtu/d)(1)
Emigrant Trail Complex(2)	Green River Basin	Processing	Cryogenic	55	48

(1)	Represents 100% of the asset’s inlet capacity and throughput as of and for the three months ended March 31, 2014.

(2)	QEP Field Services owns a 60% interest in Green River Processing, which owns the Blacks Fork and Emigrant Trail processing complexes, and QEP Midstream owns the remaining 40% interest.

The original plant was commissioned in 1984 and was acquired by QEP Field Services in 2005. When inlet capacity allows, the plant also receives gas volumes from the Pinedale Anticline Field via a pipeline connection from the Blacks Fork Complex.

The following table provides several key metrics associated with the Emigrant Trail Complex as of March 31, 2014:

			Average Recovery(1)
Asset	Year Built	Inlet Capacity (MMcf/d)(2)	Ethane	Propane	Normal Butane	Iso Butane	Natural Gasoline
Emigrant Trail Complex	1984	55	89%	99%	100%	100%	100%

(1)	Assumes ethane recovery mode.

(2)	Represents 100% of the asset’s inlet capacity as of March 31, 2014.

Contracts. The Emigrant Trail Complex is supported by fee-based and keep-whole processing agreements. For the three months ended March 31, 2014, approximately 15% of the inlet volumes were processed pursuant to fee-based agreements with the remaining volumes processed under keep-whole arrangements.

Customers. Questar and Anadarko combined accounted for approximately 99% of the natural gas inlet volumes and 99% of the natural gas processing revenue at the Emigrant Trail Complex for the three months ended March 31, 2014. The remaining inlet volumes consisted of production from another third-party producer.

Delivery Points. The Emigrant Trail Complex provides direct access to the natural gas market via QPC. In addition, the plant has access to MAPL, which provides access to the Mont Belvieu NGL market.

Vermillion Complex

Overview. The Vermillion Complex, located in Sweetwater County, Wyoming, consists of one cryogenic processing train with total raw gas inlet capacity of approximately 43 MMcf/d and had average daily throughput of 45,000 MMBtu/d for the three months ended March 31, 2014. The complex receives the majority of its gas from the Canyon Creek, Trail and Hiawatha fields in the Vermillion sub-basin in southern Wyoming and northwest Colorado. QEP Field Services’ ownership interest in the Vermillion Complex is the subject of the Vermillion ROFR and will not be acquired by TLLP in the QEP Field Services Acquisition if the Vermillion ROFR is validly exercised.

The following table and map provides information regarding QEP Field Services’ Vermillion Complex as of March 31, 2014:

Asset	Primary Location	Asset Type	Facility Type	Inlet Capacity (MMcf/d)(1)		Average Daily Throughput (Thousand MMBtu/d)(1)
Vermillion Complex(2)	Green River Basin	Processing	Cryogenic	43	(3)	45

(1)	Represents 100% of the asset’s throughput for the three months ended March 31, 2014.

(2)	QEP Field Services’ ownership interest in the Vermillion Complex is 71.5%.

(3)	Represents 100% of inlet capacity as of March 31, 2014. Capacity was expanded to 57 MMcf/d during the third quarter of 2014.

The original plant was commissioned in 1998 as a joint venture between QEP Field Services and Wexpro Company, a subsidiary of Questar Corporation. An expansion project is currently in progress that will increase total inlet capacity to approximately 57 MMcf/d by the third quarter of 2014.

The following table provides several key metrics associated with the Vermillion Complex as of March 31, 2014:

	Year Built	Inlet Capacity (MMcf/d)(2)	Average Recovery(1)
Asset			Ethane	Propane	Normal Butane	Iso Butane	Natural Gasoline
Vermillion Complex	1998/2014	43	40%	90%	99%	98%	100%

(1)	Assumes ethane recovery mode.

(2)	Represents 100% of the asset’s inlet capacity as of March 31, 2014.

Contracts. QEP Field Services is party to the Gas Conditioning Agreement with QEP Midstream whereby QEP Midstream has agreed to make available to QEP Field Services at the Vermillion Complex natural gas volumes that it has gathered pursuant certain natural gas gathering agreements with several producer customers. Pursuant to the terms of the Gas Conditioning Agreement, QEP Field Services has been assigned QEP Midstream’s conditioning and processing rights detailed in the underlying gathering agreements. Approximately 74% of the inlet volumes for the three months ended March 31, 2014 were processed under fee-

based agreements. Approximately 26% of the inlet volumes for the three months ended March 31, 2014 at the Vermillion Complex were processed under the Gas Conditioning Agreement.

Producer Customers. Questar Corporation is the largest producer customer of the Vermillion Complex representing approximately 26% of the natural gas inlet volumes and 69% of the natural gas processing revenue for the three months ended March 31, 2014. The remaining inlet volumes consisted of production from several other producers, including Devon, QEP and Chevron.

Delivery Points. The Vermillion Complex provides direct access to the natural gas market via QPC. In addition, the plant has access to MAPL, which provides access to the Mont Belvieu NGL market.

Uinta Basin Complex

Overview. The Uinta Basin Complex, located in Uintah County, Utah, consists of four separate processing trains with total raw gas inlet processing capacity of up to 650 MMcf/d. The complex had average daily throughput of approximately 276,000 MMBtu/d for the three months ended March 31, 2014. The complex receives the majority of its gas from various natural gas fields located in the Uinta Basin.

The following table and map provides information regarding QEP Field Services’ Uinta Basin Complex assets as of March 31, 2014:

Asset	Primary Location	Asset Type	Facility Type	Inlet Capacity (MMcf/d)(1)	Average Daily Throughput (Thousand MMBtu/d)(1)
Uinta Basin Complex	Uinta Basin	Processing	Cryogenic / Refrigeration	650	276

(1)	Represents 100% of the asset’s inlet capacity and throughput for the three months ended March 31, 2014.

QEP Field Services’ first gas processing plant in the Uinta Basin Complex, Redwash/24B, was acquired in 2002 from Shenandoah Energy. The refrigeration plant is located in the Red Wash Field and had raw gas inlet capacity of approximately 70 MMcf/d. In 2005, QEP Field Services expanded the capacity of the Redwash/24B plant by adding another 70 MMcf/d refrigeration train bringing total inlet processing capacity to 140 MMcf/d. The combined train was designed to recover sufficient liquid hydrocarbons from the gas to meet maximum hydrocarbon dewpoint specifications of connected downstream interstate pipelines.

Commissioned in 2008, the Stagecoach refrigeration plant, located approximately 20 miles south of the Red Wash/24B plant, was the next processing train built as part of the Uinta Basin Complex and had processing capacity of 200 MMcf/d. The plant was originally constructed to provide QEP Field Services access to gathered natural gas volumes from a wider geographic area, including volumes gathered on the Three Rivers Gathering and Uintah Basin Field Services gathering systems.

In 2011, in response to increasing third-party producer demand in the region, QEP Field Services added its initial cryogenic processing capacity to the Uinta Basin Complex through the construction of the Iron Horse I processing plant. The 155 MMcf/d Iron Horse I cryogenic processing train, located next to the Stagecoach processing plant, allowed QEP Field Services to maximize NGL recoveries at the location. In 2013, QEP Field Services added a second 155 MMcf/d cryogenic processing train, Iron Horse II, bringing total raw gas, cryogenic processing capacity to 310 MMcf/d at the location. Currently, the Stagecoach refrigeration plant primarily acts as a backup for the Iron Horse processing trains during periods of maintenance.

The following table provides several key metrics associated with the Uinta Basin Complex assets as of March 31, 2014:

	Year Built	Facility Type	Inlet Capacity (MMcf/d)(1)	Average Recovery(2)
Asset				Ethane	Propane	Normal Butane	Iso Butane	Natural Gasoline
Redwash/24B(3)	2001/2005	Refrigeration	140	1%	9%	26%	20%	52%
Stagecoach	2008	Refrigeration	200	1%	9%	26%	20%	52%
Ironhorse I	2011	Cryogenic	155	74%	97%	100%	100%	100%
Ironhorse II	2013	Cryogenic	155	77%	97%	100%	100%	100%

Total			650

(1)	Represents 100% of the asset’s inlet capacity as of March 31, 2014.

(2)	Assumes recovery mode.

(3)	Acquired original 70 MMcf/d train from Shenandoah Energy in 2002.

Contracts. The Uinta Basin Complex is supported by long-term, fee-based processing agreements with minimum volume commitments. Approximately 72% of inlet volumes for the three months ended March 31, 2014, at the complex were processed pursuant to contracts with remaining terms of more than six years. The complex has aggregate minimum volume commitments averaging 418,000 MMBtu/d from three producers through 2018.

Customers. Four customers accounted for approximately 96% of the natural gas inlet volumes and approximately 95% of the natural gas processing revenue at the Uinta Basin Complex for the three months ended March 31, 2014. EOG’s gas production totaled approximately 99,000 MMBtu/d, or 36%, of the inlet volumes at the complex for the three months ended March 31, 2014, making it QEP Field Services’ largest customer. The remaining inlet volumes for the three months ended March 31, 2014 consisted of production from several third-party producers, including QEP, EnerVest and XTO, which represented approximately 24%, 23% and 13%, respectively.

Delivery Points. The Uinta Basin Complex is strategically positioned to provide direct access to four interstate gas pipelines: QPC; NWPL; the Wyoming Interstate Pipeline (“WIC”); and CIG. These pipeline interconnects provide access to natural gas markets in the Pacific Northwest via NWPL, regional markets along the eastern Rocky Mountains via CIG and WIC and the Wasatch Front in Utah via QPC. In addition, the complex has access to MAPL, which provides direct access to the Mont Belvieu NGL markets. Finally, the complex has access to local and regional NGL markets through its truck loading facilities.

QEP Midstream Partners, LP

QEP Field Services owns (i) an approximate 55.8% limited partner interest in QEP Midstream, consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEP Midstream’s general partner, which owns the 2.0% general partner interest in QEP Midstream and 100% of QEP Midstream’s incentive distribution rights. QEP Midstream is a limited partnership formed in April 2013 to own, operate, acquire and develop midstream energy assets. QEP Midstream’s primary assets consist of ownership interests in four gathering systems and two FERC-regulated pipelines through which it provides natural gas and crude oil gathering and transportation services. In addition, on July 1, 2014, QEP Midstream acquired a 40% interest in Green River Processing, which owns the Blacks Fork and Emigrant Trail processing complexes. QEP Midstream’s assets are located in, or are within close proximity to, the Green River Basin, the Uinta Basin located in eastern Utah, and the Williston Basin located in North Dakota. The following table provides information regarding QEP Midstream’s assets by system as of March 31, 2014:

Gathering System	Asset Type	Length (miles)	Receipt Points	Compression (bhp)	Throughput Capacity (MMcf/d)(1)		Average Daily Throughput (Thousand MMBtu/d)(1)
Green River System
Green River Gathering Assets	Gas Gathering	374	317	41,053	737		522
	Oil Gathering	132	103	—	7,137	(2)	3,377	(2)
	Water Gathering	25	103	—	21,990	(3)	11,954	(3)
	Oil Transmission(5)	60	12	—	40,800	(2)	8,893	(2)
Rendezvous Gas Services, L.L.C.(4)	Gas Gathering	311	3	7,800	1,032		618
Rendezvous Pipeline(5)	Gas Transmission	21	1	—	450		210
Vermillion Gathering System	Gas Gathering	513	505	23,932	212		122
Three Rivers Gathering, L.L.C.(6)	Gas Gathering	52	8	4,735	212		115
Williston Gathering System	Gas Gathering	18	35	239	3		2
	Oil Gathering	18	35	—	7,000	(2)	2,997	(2)

Total		1,524	1,122	77,759

(1)	Represents 100% of the capacity and throughput of the systems as of and for the three months ended March 31, 2014.

(2)	Capacity and throughput measured in barrels of crude oil per day.

(3)	Capacity and throughput measured in barrels of water per day.

(4)	QEP Midstream’s ownership interest in Rendezvous Gas Services, L.L.C. is 78%.

(5)	FERC-regulated pipeline.

(6)	QEP Midstream’s ownership interest in Three Rivers Gathering, L.L.C. is 50%.

Green River System

QEP Field Services’ Green River system, located in western Wyoming, consists of three integrated assets—the Green River gathering assets (“Green River Gathering Assets”), the assets owned by Rendezvous Gas Services, L.L.C. (“Rendezvous Gas”) and the assets owned by Rendezvous Pipeline—and gathers natural gas production from the Pinedale, Jonah and Moxa Arch fields. In addition to gathering natural gas, the system also (i) gathers and stabilizes crude oil production from the Pinedale Field, (ii) transports the stabilized crude oil to an interstate pipeline interconnect and (iii) gathers and handles produced and flowback water associated with well completion and production activities in the Pinedale Field.

Green River Gathering Assets

The Green River Gathering Assets are primarily supported by “life-of-reserves” and long-term, fee-based gathering agreements. The primary customers of these assets include QEP, QGC and WGR Operating, LP.

Rendezvous Gas

Rendezvous Gas is a joint venture between QEP Midstream and Western Gas Partners, LP (“Western Gas”), which was formed to own and operate the infrastructure that transports gas from the Pinedale and Jonah fields to several re-delivery points, including natural gas processing facilities that are owned by QEP Midstream or Western Gas. Rendezvous Gas entered into separate agreements with QEP Midstream and Western Gas to gather the natural gas dedicated to each party from producers within an area of mutual interest.

Rendezvous Pipeline

Rendezvous Pipeline provides gas transportation services from QEP Field Services’ Blacks Fork Complex in southwest Wyoming to an interconnect with the Kern River Pipeline. The capacity on the Rendezvous Pipeline system is contracted under long-term take or pay transportation contracts.

Vermillion Gathering System

The Vermillion gathering system (“Vermillion Gathering System”) consists of gas gathering and compression assets located in southern Wyoming, northwest Colorado and northeast Utah. The Vermillion Gathering System is primarily supported by “life-of-reserves” and long-term, fee-based gas gathering agreements with minimum volume commitments, which are designed to ensure that QEP Midstream will generate a certain amount of revenue over the life of the gathering agreement by collecting either gathering fees for actual throughput or payments to cover any shortfall. The primary customers on the Vermillion Gathering System include QGC, Wexpro, QEP and Chevron. For the three months ended March 31, 2014, approximately 68% of the throughput volumes on the Vermillion Gathering System were gathered pursuant to “life-of-reserves” contracts and contracts with remaining terms of more than five years.

Three Rivers Gathering

Three Rivers Gathering, L.L.C. (“Three Rivers Gathering”) is a joint venture between QEP Midstream and Ute Energy, which was formed to transport natural gas gathered by Uintah Basin Field Services, an indirectly owned subsidiary in which QEP Field Services owns a 38% interest, and other third-party volumes to gas processing facilities owned by QEP Field Services and other third parties. Three Rivers Gathering is primarily supported by long-term, fee-based gas gathering agreements with minimum volume commitments. As of March 31, 2014, the system has aggregate minimum volume commitments of 213,000 MMBtu/d from three different producers through 2017. The primary customers on QEP Midstream’s Three Rivers Gathering system include EnerVest, XTO, Anadarko and QEP.

Williston Gathering System

The Williston Gathering System is a crude oil and natural gas gathering system located in the Williston Basin in McLean County, North Dakota. The Williston Gathering System is primarily supported by long-term, fee-based, crude oil and gas gathering agreements with minimum volume commitments. As of March 31, 2014, the system has aggregate minimum volume commitments of approximately 5,600 Bbls/d of crude oil and 5,000 MMBtu/d of natural gas from one producer through 2025. QEP and Marathon Oil Company are currently the only customers on the Williston Gathering System.

Title to Properties and Permits

Substantially all of QEP Field Services’ pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. QEP Field Services has obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. QEP Field Services has also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election.

In addition, portions of the land on which QEP Field Services’ processing, treating and fractionation facilities and other major facilities are located are owned by QEP Field Services in fee title. Other portions of land on which QEP Field Services’ processing, treating and fractionation facilities and major facilities are located are held by it pursuant to surface leases between QEP Field Services, as lessee, and the fee owner of the lands, as lessors. QEP Field Services has leased or owned these lands for many years without any material challenge known to it relating to the title to the land upon which the assets are located. QEP Field Services has no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by it or to its title to any material lease, easement, right-of-way, permit or license.

Agreements Between QEP and QEP Field Services

Gathering Agreements

QEP Field Services is party to approximately 20 natural gas gathering agreements with QEP. QEP Field Services’ gathering agreements with QEP generally fall into three categories: (i) “life-of-reserves” agreement, (ii) long-term agreements, with remaining primary terms ranging from 2 to 12 years, and month-to-month thereafter and (iii) month-to-month or year-to-year evergreen agreements. QEP Field Services’ gathering agreements are fee-based agreements, pursuant to which it provides gathering and, as applicable, compression services on a specified per MMBtu basis. The gathering fee varies by agreement, and the majority of QEP Field Services’ agreements include annual inflation adjustment mechanisms.

These gathering agreements accounted for approximately 51% of QEP Field Services’ gathering throughput for the three months ended March 31, 2014. For the three months ended March 31, 2014, QEP accounted for approximately 53% of QEP Field Services’ gathering revenue.

Acreage Dedication

Several of QEP Field Services’ gathering agreements with QEP contain acreage dedications. Pursuant to the terms of these agreements, QEP has dedicated to QEP Field Services all of the natural gas production it owns or controls from (i) wells that are currently connected to QEP Field Services’ gathering systems and located within the acreage dedication and (ii) future wells that are drilled during the term of the applicable gathering agreement and located within the dedicated acreage as QEP Field Services’ gathering systems currently exist and as they are expanded to connect to additional wells.

Minimum Volume Commitments

Some of QEP Field Services’ gathering and processing agreements with QEP contain minimum volume commitments pursuant to which QEP guarantees to ship a minimum volume of natural gas on QEP Field Services’ gathering systems or processing systems. The original terms of the minimum volume commitments range from five to 20 years.

If QEP’s actual throughput volumes are less than its minimum volume commitment for the applicable period, it must make a deficiency payment to QEP Field Services at the end of that contract year. The amount of the deficiency payment is based on the difference between the actual throughput volume shipped for the applicable period and the minimum volume commitment for the applicable period, multiplied by the applicable gathering or processing fee. To the extent that QEP’s actual throughput volumes exceed its minimum volume commitment for the applicable period, there is a crediting mechanism that allows QEP to build a “bank” of credits that it can utilize in the future to reduce deficiency payments owed in subsequent periods, subject to expiration if there is no deficiency payment owed in subsequent periods. The period over which this credit bank can be applied to future shortfall payments varies, ranging from the subsequent minimum volume commitment year to the full term of the agreement.

Processing Agreements

QEP Field Services is party to approximately 10 natural gas processing agreements with QEP. QEP Field Services’ processing agreements are long-term contracts with fee-based or keep-whole agreements. Under QEP Field Services’ fee-based agreements, the amount of fee-based revenue it generates is based on the volumes of natural gas that it processes at its processing complexes. Under QEP Field Services’ keep-whole agreements, it generates revenue based on the difference between its NGL product sales price, the purchase price of natural gas and transportation and fractionation costs. These processing agreements accounted for approximately 45% of QEP Field Services’ processing throughput for the three months ended March 31, 2014. For the three months ended March 31, 2014, QEP accounted for approximately 51% of QEP Field Services’ processing revenue.

Gas Conditioning Agreement

Under an agreement effective August 14, 2013, QEPM Gathering I, LLC assigned to QEP Field Services its conditioning and keep-whole processing rights that are set forth in certain underlying gas gathering agreements. Pursuant to the terms of the Gas Conditioning Agreement, QEP Field Services receives, conditions and delivers natural gas on behalf of QEPM Gathering I, LLC, which allows QEPM Gathering I, LLC to meet its commitments under the underlying gathering contracts. QEP Field Services generates revenue under the Gas Conditioning Agreement based on the difference between its NGL product sales price, the purchase price of natural gas and transportation and fractionation costs.

Employees

At June 30, 2014, QEP Field Services had 262 full-time employees dedicated to its business. This number does not include employees of QEP who currently provide services to QEP Field Services’ business and other QEP businesses, but may provide services to QEP Field Services after the closing of the QEP Field Services Acquisition during a defined transition period.

Legal Proceedings

QEP Field Services is the subject of ongoing litigation with QGC, Questar Gas Company v. QEP Field Services Company, Civil No. 120902969, Third Judicial District Court, State of Utah. QEP Field Services’ former affiliate, QGC, filed its complaint in state court in Utah on May 1, 2012, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, and an accounting and declaratory judgment related to the 1993 Agreement executed when QEP Field Services and QGC were affiliates. Specific monetary damages are not asserted. Under the 1993 Agreement, certain of QEP Field Services’ systems provided gathering services to QCG and QEP Field Services charged an annual gathering rate that is based on the cost of service. QGC is disputing the annual calculation of the gathering rate. The annual gathering rate has been calculated in the same manner under the 1993 Agreement since it was amended in 1998, without any prior objection or challenge by QGC. At the closing of QEP Midstream’s IPO, the assets and the 1993 Agreement were assigned by QEP Field Services to QEP Midstream. QGC netted the disputed amount from its monthly payments of the gathering fees to QEP Field Services and has continued to net such amounts from its monthly payments to QEP Midstream. As of June 30, 2014, QEP Midstream had deferred revenue of $11.6 million related to the QGC disputed amount. QEP Field Services has filed counterclaims seeking damages and declaratory judgment relating to QEP Field Services’ gathering services under the 1993 Agreement. QGC may seek to amend its complaint to add QEP Midstream as a defendant in the litigation. Although QEP Midstream is currently entitled to indemnification by QEP and QEP Field Services for costs, expenses and other losses incurred by QEP Midstream in connection with the QGC dispute, its right to indemnification is expected to terminate in connection with the closing of the QEP Field Services Acquisition.

XTO filed a complaint in Utah state court on January 30, 2014, XTO Energy Inc. v. QEP Field Services Company, Civil No. 140900709, Third Judicial District Court, State of Utah, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, unjust enrichment and an accounting and declaratory judgment related to the XTO Agreement. QEP Field Services processes XTO’s natural gas on a firm basis under the XTO Agreement. The XTO Agreement requires QEP Field Services to transport, fractionate and market XTO’s NGLs derived from XTO’s processed gas. XTO is disputing QEP Field Services’ allocation of charges related to XTO’s share of NGL transportation and fractionation costs associated with shortfalls in contractual firm processing volumes. XTO is seeking damages, but specific monetary damages have not been asserted.

QEP Field Services may, from time to time, be involved in additional litigation and claims arising out of its operations in the normal course of business. Except as discussed above, we not aware of any significant legal or governmental claims or assessments that are pending or threatened against QEP Field Services.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are traded on the New York Stock Exchange under the symbol “TLLP.” The following table sets forth, for the periods indicated, the high and low sales price for our common units, as reported by the New York Stock Exchange, and cash distributions paid per common unit.

Quarter Ended	High	Low	Distribution per Limited Partner Unit
December 31, 2014 (through October 20, 2014)	$71.37	$52.59	$		(a)
September 30, 2014	$73.99	$64.04	$		(a)(b)
June 30, 2014	$75.55	$59.75		$0.6150
March 31, 2014	$65.59	$51.16		$0.5900
December 31, 2013	$59.24	$47.40		$0.5650
September 30, 2013	$63.71	$50.52		$0.5450
June 30, 2013	$71.92	$50.61		$0.5100
March 31, 2013	$56.63	$41.26		$0.4900
December 31, 2012	$46.69	$41.30		$0.4725
September 30, 2012	$47.24	$33.68		$0.4550
June 30, 2012	$36.55	$29.25		$0.4100
March 31, 2012	$37.33	$31.22		$0.3775

(a)	Distributions with regard to the quarter ended September 30, 2014 and the quarter ending December 31, 2014 have not been declared or paid.

(b)	We currently expect that our quarterly cash distribution to our limited partners for the third quarter of 2014 will be $0.6425 per common unit, although the exact amount that we distribute is subject to the determination of the board of directors of our general partner. We currently expect that purchasers of common units in this offering will be entitled to receive this quarterly distribution.

As of the close of business on October 17, 2014, there were 57,125,930 common units outstanding held by approximately seven record holders, including common units held in street name and common units held by Tesoro and its affiliates, including our general partner.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates and adds information related to certain tax considerations, it should be read in conjunction with the risk factors included under the caption “Tax Risks to Common Unitholders” beginning on page 35 of our 2013 Annual Report and with “Material Federal Income Tax Consequences” in the accompanying prospectus, which provides a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units. The following discussion is limited as described under the caption “Material Federal Income Tax Consequences” in the accompanying prospectus.

All prospective unitholders are encouraged to consult with their own tax advisors about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of common units by tax-exempt entities, including employee benefit plans and IRAs, and foreign investors raises issues unique to such persons. The relevant rules are complex, and the discussions herein and in the accompanying prospectus do not address tax considerations applicable to tax-exempt entities and foreign investors, except as specifically set forth herein and in the accompanying prospectus. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Tax Opinion of Fulbright & Jaworski LLP

Except for the statements set forth herein and subject to the representations, assumptions, qualifications and limitations stated herein and in the accompanying prospectus, Fulbright & Jaworski LLP adopts and affirms as its opinion all statements as to the matter of law and legal conclusions contained in the section captioned “Material Federal Income Tax Consequences” in the accompanying prospectus.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we have adopted with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $182,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

The highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. However, these rates are subject to change by new legislation at any time. The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, imposes a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year.

Additional Withholding Requirements

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on U.S.-source interest, dividends, rent or other fixed and determinable income(together, “U.S.-source FDAP income”), and gross proceeds from the sale or other disposition of any property of a type which produce U.S.-source interest or dividends, payable to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

Recent IRS guidance provides that such rules will apply to payments of U.S.-source FDAP income starting July 1, 2014, and to payments of gross proceeds from a sale or other disposition of any property of a type that produce U.S.-source interest or dividends starting January 1, 2017. A foreign entity located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Each prospective unitholder should consult his own tax advisor regarding the applicability of these withholding provisions to an investment in our common units.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. For most corporations, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the lesser of 10% of the tax required to be shown on the return (or $10,000 if greater) for the taxable year or $10 million. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any substantial valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any proposed legislation could potentially affect us and may, if enacted, be applied retroactively. We are unable to predict whether any such changes will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,200,000
Barclays Capital Inc.	2,200,000
Citigroup Global Markets Inc.	2,200,000
Morgan Stanley & Co. LLC	2,200,000
UBS Securities LLC	2,200,000
Wells Fargo Securities, LLC	2,200,000
Credit Suisse Securities (USA) LLC	1,400,000
J.P. Morgan Securities LLC	1,400,000
RBC Capital Markets, LLC	1,400,000
Raymond James & Associates, Inc.	600,000
Oppenheimer & Co. Inc.	400,000
ABN AMRO Securities (USA) LLC	200,000
Mitsubishi UFJ Securities (USA), Inc.	200,000
PNC Capital Markets LLC	200,000

Total	20,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.21 per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$57.47	$1,149,400,000	$1,321,810,000
Underwriting discount(1)	$2.01	$22,712,616	$28,742,616
Proceeds, before expenses, to TLLP(1)	$55.46	$1,126,687,384	$1,293,067,384

(1)	Reflects the purchase by Tesoro Corporation of 8,700,191 of our common units in this offering for approximately $500.0 million. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner or its affiliates.

The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,000,000 additional common units at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 45 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The common units are listed on the New York Stock Exchange under the symbol “TLLP.”

Price Stabilization, Short Positions

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representative may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of several of the underwriters are lenders under our Existing Credit Agreement and are expected to become lenders under our New Credit Agreement. Affiliates of certain of the underwriters are lenders under QEP Midstream’s revolving credit facility. In addition, certain of the underwriters may be initial purchasers of the New Notes. Merrill Lynch, Pierce, Fenner & Smith Incorporated and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into the Debt Commitment Letter with us.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus supplement has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus supplement is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus supplement may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Fulbright & Jaworski LLP, a member of Norton Rose Fulbright, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The combined consolidated financial statements of Tesoro Logistics LP appearing in Tesoro Logistics LP’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Tesoro Logistics LP’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such combined consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical consolidated financial statements of QEP Field Services Company, included as Exhibit 99.4 of Tesoro Logistics LP’s Current Report on Form 8-K filed on October 20, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical combined statements of revenues and direct operating expenses of the Northwest Products System, a component of Chevron Pipeline Company, included as Exhibit 99.1 to Tesoro Logistics LP’s Current Report on Form 8-K/A filed on August 8, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained free of charge from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Any information that we file after the date of this prospectus supplement and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and that is deemed “filed” with the SEC is incorporated by reference and will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 24, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 2, 2014, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 1, 2014;

•	our Current Reports on Form 8-K filed on June 19, 2013, January 10, 2014, February 12, 2014, April 10, 2014, April 11, 2014, May 16, 2014, May 20, 2014, June 19, 2014, June 23, 2014 (excluding Item 7.01 and related Exhibit 99.1), June 25, 2014, July 1, 2014 (excluding Item 7.01 and related Exhibit 99.1), July 30, 2014 (excluding Item 2.02 and related Exhibit 99.1), August 15, 2014, August 20, 2014 (excluding Item 7.01 and related Exhibits 99.1 and 99.2), September 30, 2014 (excluding Item 7.01 and related Exhibit 99.1) and October 20, 2014 (excluding Item 7.01 and related Exhibits 99.1, 99.2 and 99.3); and

•	the description of our common units contained in our registration statement on Form 8-A (File No. 001-35143) filed on April 15, 2011, and including any other amendments or reports filed for the purpose of updating such description.

In reviewing any agreements incorporated by reference, please remember that they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

You may obtain the documents incorporated by reference into this prospectus supplement from the SEC through the SEC’s website at the address provided above. The documents are also available, free of charge, through our website, www.tesorologistics.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on or accessible through our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement. You may also request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Tesoro Logistics LP

Attn: Investor Relations

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000

PROSPECTUS

Tesoro Logistics LP

Common Units Representing Limited Partner Interests

We may from time to time, in one or more offerings, offer and sell common units representing limited partner interests in Tesoro Logistics LP described in this prospectus. We refer to the common units as the “securities.”

This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus.

We may offer and sell these securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering.

Our common units are traded on the New York Stock Exchange, or the NYSE, under the symbol “TLLP.”

Investing in our securities involves risks. You should carefully consider the factors described under “Risk Factors” beginning on page 2 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2013.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell an unlimited amount of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of Tesoro Logistics LP and the securities that are registered hereunder that may be offered by us. Each time we sell any securities offered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

A prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read carefully this prospectus and any attached prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” before investing in our common units or debt securities.

Unless the context otherwise requires, references in this prospectus to “Tesoro Logistics LP,” “the partnership,” “we,” “our,” “us,” or like terms refer to Tesoro Logistics LP and its subsidiaries. “Tesoro” refers to Tesoro Corporation and its consolidated subsidiaries, other than Tesoro Logistics LP, its subsidiaries and its general partner.

ii

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until the termination of the registration statement:

•

our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012 (the “Annual Report”), as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012;

•

our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 8, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 7, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 17, 2012, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 6, 2012, as supplemented by our Current Report on Form 8-K filed with the SEC on December 17, 2012;

•

our Current Reports on Form 8-K and Form 8-K/A filed on February 13, 2012, March 12, 2012, April 3, 2012, May 22, 2012 (two filings), August 22, 2012, September 4, 2012, September 7, 2012, September 17, 2012, October 3, 2012, November 15, 2012, December 11, 2012, December 14, 2012 (two filings), December 17, 2012 (two filings) and January 7, 2013 (three filings) to the extent “filed” and not “furnished” pursuant to Section 13(a) of the Exchange Act; and

•

the description of our common units contained in our registration statement on Form 8-A (File No. 001-35143) filed on April 15, 2011, and including any other amendments or reports filed for the purpose of updating such description.

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our common units trade on the New York Stock Exchange under the symbol “TLLP.” We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports from time to time. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov and our website at http://www.tesorologistics.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may receive a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this prospectus), free of charge by writing to Tesoro Logistics LP, Attention: Investor Relations, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. We also post our corporate governance guidelines, code of business conduct and our Board of Directors’ Audit Committee charter on our website.

iii

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	the suspension, reduction or termination of Tesoro’s obligations under our commercial agreements and our operational services agreement;

•	changes in global economic conditions and the effects of the global economic downturn on Tesoro’s business and the business of its suppliers, customers, business partners and credit lenders;

•	a material decrease in Tesoro’s profitability;

•	a material decrease in the crude oil produced in the Bakken Shale/Williston Basin area;

•	disruptions due to equipment interruption or failure at our facilities, Tesoro’s facilities or third-party facilities on which our business or Tesoro’s business is dependent;

•	changes in the expected benefits and timing of our transactions relating to our acquisitions from Tesoro and third parties including Chevron Corporation;

•

changes in the expected timing, structure or benefits of Tesoro Refining & Marketing Company LLC’s (“TRMC”) pending acquisition of BP’s Southern California refining and marketing business, or the timing, value of assets and benefits from the anticipated offer from TRMC to us of the integrated logistics system to be acquired in that acquisition;

•	the risk of contract cancellation, non-renewal or failure to perform by Tesoro’s customers, and Tesoro’s inability to replace such contracts and/or customers;

•	Tesoro’s ability to remain in compliance with the terms of its outstanding indebtedness;

•	the timing and extent of changes in commodity prices and demand for Tesoro’s refined products;

•	actions of customers and competitors;

•	changes in our cash flow from operations;

•

state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein, and any legal or regulatory investigations, delays or other factors beyond our control;

•	operational hazards inherent in refining operations and in transporting and storing crude oil and refined products;

•	earthquakes or other natural disasters affecting operations;

•	changes in capital requirements or in execution of planned capital projects;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in the cost or availability of third-party vessels, pipelines and other means of delivering and transporting crude oil, feedstocks and refined products;

iv

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	weather conditions affecting our or Tesoro’s operations or the areas in which Tesoro markets its refined products;

•	seasonal variations in demand for refined products;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any accruals, which affect us or Tesoro;

•	risks related to labor relations and workplace safety;

•	changes in insurance markets impacting costs and the level and types of coverage available; and

•	political developments.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in this prospectus and any prospectus supplement, as well as other written and oral statements made or incorporated by reference from time to time by us in other reports and filings with the SEC. All forward-looking statements included in this prospectus, any prospectus supplement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made, other than as required by law, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

ABOUT TESORO LOGISTICS LP

We are a fee-based, growth-oriented Delaware limited partnership formed by Tesoro to own, operate, develop and acquire logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather crude oil and to distribute, transport and store crude oil and refined products. Our assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States, a crude oil and refined products storage facility and five related short-haul pipelines in Utah and two marine terminals, including storage tanks and related short-haul pipelines in California. We also own a rail unloading facility in Washington.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing refined products. Currently, substantially all of our revenue is derived from Tesoro, primarily under various long-term, fee-based commercial agreements that include minimum volume commitments. For the three and nine months ended September 30, 2012, Tesoro accounted for approximately 89% and 90%, respectively, of our total revenues.

On April 26, 2011, we completed our initial public offering of 14,950,000 common units (including 1,950,000 common units issued pursuant to the exercise of the underwriters’ over-allotment option on April 20, 2011), representing limited partner interests in us. In exchange for its contribution to us of our initial assets, Tesoro received 304,890 common units and 15,254,890 subordinated units, representing an approximate aggregate 50% limited partner interest in us, 622,649 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights.

On October 5, 2012, we closed an offering of 4,255,000 common units representing limited partner interests, including 555,000 common units issued pursuant to the exercise of the underwriter’s over-allotment option, at a public offering price of $41.80 per unit.

Our executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our website is located at www.tesorologistics.com.

RISK FACTORS

An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and those that may be included in any applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference in this prospectus, together with all of the other information included or incorporated by reference in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

Any allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

DESCRIPTION OF OUR COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.” As of January 4, 2013, 20,495,254 common units and 15,254,890 subordinated units were outstanding.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except for the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions to our unitholders.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions on our subordinated units unless it determines that the establishment of those reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for the next four quarters);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3375 per unit, or $1.35 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution or any amount on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

As of the date of this prospectus, our general partner is entitled to approximately 2% of all quarterly distributions that we make prior to our liquidation. This general partner interest may be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its percentage interest. Our general partner has the right, but not the obligation, to contribute capital to us in order to maintain its current general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.388125 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus, Capital Surplus and Interim Capital Transactions

Operating Surplus. We define operating surplus as:

•	$30.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital improvement commences commercial service or the date that it is abandoned or disposed of; plus

•	all of our operating expenditures (as defined below) after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds from additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $30.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from interim capital transactions that might otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions and to permit the distribution as operating surplus of additional amounts of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, employee and director compensation, reimbursements of expenses to our general partner, repayments of working capital borrowings, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners (including distributions in respect of our incentive distribution rights);

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other payments made in connection with this offering that are described under “Use of Proceeds.”

Capital Surplus and Interim Capital Transactions. We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	issuances of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

We define capital surplus as available cash distributed in excess of our cumulative operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all distributions of available cash from whatever source are deemed to be from operating surplus until cumulative distributions of available cash exceed cumulative operating surplus. Thereafter, all distributions of available cash are deemed to be from capital surplus to the extent they continue to exceed cumulative operating surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of pipelines and terminals. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include capital expenditures associated with the expansion of the operating capacity of our pipelines and terminals. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance the construction or development of an improvement of a capital asset and paid in respect of the period beginning on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that such capital improvement is abandoned or disposed of.

Expansion capital expenditures are not included in operating expenditures and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of an improvement of a capital asset (such as pipelines, terminals or storage facilities) in respect of the period that begins on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus.

Cash expenditures that are made for more than one purpose will be allocated among maintenance capital expenditures, expansion capital expenditures and any other applicable purposes by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), our common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on our common units from prior quarters, before any distributions of available cash from operating surplus may be made on our subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, our subordinated units will not be entitled to receive any distributions until our common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on our subordinated units. The practical effect of our subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on our common units.

Definition of Subordination Period

The subordination period began upon the date of our initial public offering and, except as described below, will expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units on a fully diluted weighted average basis during those periods plus the corresponding distributions on our general partner’s 2.0% general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees or shortfall payments that would be paid by Tesoro under our existing commercial agreements upon the suspension or reduction of operations by Tesoro (or similar fees under future contracts) expected to be received during such period.

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $2.025 (150.0% of the annualized minimum quarterly distribution) for the immediately preceding four-quarter period; and

•

the “adjusted operating surplus” (as defined below) generated during the immediately preceding four-quarter period equaled or exceeded the sum of $2.025 (150.0% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units during that period on a fully diluted weighted average basis plus the corresponding distributions on our general partner’s 2.0% general partner interest and on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees or shortfall payments that would be paid by Tesoro under our existing commercial agreements upon the suspension or reduction of operations by Tesoro (or similar fees under future contracts) expected to be received during such period.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus (excluding the first bullet of the definition of operating surplus) generated with respect to that period; less

•	any net increase in working capital borrowings with respect to such period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to such period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions from Operating Surplus

The following discussion regarding distributions of available cash from operating surplus is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on our common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

Distributions from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner owns all of the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•

we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.506250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that there are no arrearages on common units, our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and that our general partner owns all of the incentive distribution rights.

	Total Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.337500		98.0%	2.0%
First Target Distribution	above $ 0.337500	up to $ 0.388125	98.0%	2.0%
Second Target Distribution	above $ 0.388125	up to $ 0.421875	85.0%	15.0%
Third Target Distribution	above $ 0.421875	up to $ 0.506250	75.0%	25.0%
Thereafter	above $ 0.506250		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner owns all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or our conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset shall be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during that two-quarter period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each quarter in that two-quarter period.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect as of the date of this prospectus, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.55.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders	General Partner Interest	Incentive Distribution Rights	Quarterly Distribution per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$ 0.3375	98.0%	2.0%	—	$ 0.5500
First Target Distribution	above $ 0.3375 up to $ 0.388125	98.0%	2.0%	—	above $ 0.5500 up to $ 0.6325(1)
Second Target Distribution	above $ 0.388125 up to $ 0.421875	85.0%	2.0%	13.0%	above $ 0.6325 (1) up to $ 0.6875(2)
Third Target Distribution	above $ 0.421875 up to $ 0.506250	75.0%	2.0%	23.0%	above $ 0.6875 (2) up to $ 0.825(3)
Thereafter	above $ 0.506250	50.0%	2.0%	48.0%	above $ 0.825(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in our initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on the common units issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner (assuming that our general partner has maintained its 2.0% general partner interest and owns all of the incentive distribution rights).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of our common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying the minimum quarterly distribution and each target distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on our common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintained its 2.0% general partner interest and has not transferred its incentive distribution rights and that we have not issued additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of Our Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

We were organized on December 3, 2010 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our principal operating subsidiary or its subsidiaries to engage in activities other than the gathering, transportation and storage of crude oil and the terminalling, transportation and storage of refined products, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of our common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of our common units.

Issuance of additional common units or units senior, equal to or junior in rank to our common units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2021 in a manner which would cause a dissolution of our partnership. See “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2021. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval. See “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. See “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in nine states. Maintenance of our limited liability as the sole member of our principal operating subsidiary may require compliance with legal requirements in the jurisdictions in which our principal operating subsidiary conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights, the issuance of partnership securities upon conversion of outstanding partnership securities or the issuance of partnership securities pursuant to the underwriters’ option to purchase additional common units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class. As of January 4, 2013, Tesoro and its affiliates, including our general partner, own approximately 46% of our outstanding common and subordinated units.

No Unitholder Approval

The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

(3) a change that the general partner determines is necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our principal operating subsidiary, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that the general partner determines is necessary or appropriate for the authorization or issuance of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that the general partner determines is necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partner as compared to other classes of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of limited partners in relation to other classes of limited partners will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action, other than to remove the general partner or call a meeting, is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that increases the voting percentage required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of the general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, the partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. In addition, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than the incentive distribution rights) immediately prior to the transaction.

If conditions specified in the partnership agreement are satisfied, the general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the entry of a decree of judicial dissolution of Tesoro Logistics LP; or

(3) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (3), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither Tesoro Logistics LP nor any of its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not previously taxed as such).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Provisions of our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding common units and subordinated units by our general partner and its affiliates would give it the practical ability to prevent its removal. As of

January 4, 2013, Tesoro and its affiliates, including our general partner, own approximately 46% of our outstanding common and subordinated units, giving them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if Tesoro Logistics GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without unitholder approval.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Tesoro Logistics GP, LLC as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the general partner and its affiliates hold more than 75% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-citizen assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under Federal Energy Regulatory Commission regulations, or in order to reverse an adverse determination that has occurred regarding such maximum applicable rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our member (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-taxpaying assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4) any person who is or was a manager, managing member, officer, director, employee, agent, fiduciary or trustee of any entity described in (1), (2) or (3) above; or

(5) any person designated by the general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition, to the extent set forth in our most recent filings on Form 10-K, Form 10-Q and Form 8-K; and

(6) any other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by the general partner or any of its affiliates (excluding affiliates who are officers, directors or employees of the general partner) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Tesoro Logistics GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Tesoro Logistics LP and our operating subsidiaries.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS regarding, and the IRS has made no determination as to, our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•

obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes.

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Tesoro Logistics LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income

Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor our operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Tesoro Logistics LP will be treated as partners of Tesoro Logistics LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Tesoro Logistics LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding common units in Tesoro Logistics LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Tesoro Logistics LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively,

“Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse for federal income tax purposes to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. However, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 imposes a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Disposition of Common Units—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our

Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period.

For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Tesoro Logistics GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends with respect to, and gross proceeds from the sale or other disposition of, our common units paid to a paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, proposed Treasury Regulations and subsequent IRS guidance provide that such rules will apply to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our common units on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

The proposed Treasury Regulations described above will not be effective until they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Each prospective unitholder should consult his own tax advisor regarding the applicability of these withholding provisions to an investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any proposed legislation could potentially affect us and may, if enacted, be applied retroactively. We are unable to predict whether any such changes will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in Alaska, California, Colorado, Idaho, Montana, North Dakota, Texas, Utah and Washington. Many of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN TESORO LOGISTICS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code, and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual requirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets”. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

LEGAL MATTERS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. The underwriters’ own legal counsel will advise them about other issues relating to any offering in which they participate.

EXPERTS

The combined consolidated financial statements of Tesoro Logistics LP at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in Tesoro Logistics LP’s Current Report (Form 8-K) filed on December 14, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited historical combined statements of revenues and direct operating expenses of the Northwest Products System, a component of Chevron Pipeline Company, included as Exhibit 99.1 of Tesoro Logistics LP’s Current Report on Form 8-K dated January 7, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Tesoro Logistics LP

20,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Barclays

Citigroup

Morgan Stanley

UBS Investment Bank

Wells Fargo Securities

Credit Suisse

J.P. Morgan

RBC Capital Markets

Raymond James

Oppenheimer & Co.

ABN AMRO

MUFG

PNC Capital Markets LLC

October 20, 2014